As filed with the Securities and Exchange Commission on April 17, 2002
Registration No. 333-84068

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CRUM & FORSTER HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	6411	04-3611900
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification No., if applicable)

305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600
(Address and telephone number of Registrant’s principal executive offices)

Valerie J. Gasparik
Corporate Secretary
CRUM & FORSTER HOLDINGS CORP.
305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Brice T. Voran, Esq. Shearman & Sterling 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Peter J. Gordon, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

      INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SUBJECT TO COMPLETION, DATED APRIL 17, 2002

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Prospectus

                              Shares

Crum & Forster Holdings Corp.

Common Stock

     Crum & Forster Holdings Corp. is offering                     shares of common stock and our stockholder, Fairfax, is selling                     shares of our common stock in a firmly underwritten offering. This is Crum & Forster’s initial public offering, and no public market currently exists for Crum & Forster’s shares of common stock. Crum & Forster anticipates that the initial public offering price for the shares will be between $                    and $          per share.

     Crum & Forster has been cleared to file an original listing application for a listing of the common stock on the New York Stock Exchange under the symbol “CAF.”

     Investing in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to Crum & Forster	$	$

Offering Proceeds to Selling Stockholder	$	$

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Fairfax has granted the underwriters the right to purchase up to an additional                    shares of common stock to cover any over-allotments. The underwriters may exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2002.

Banc of America Securities LLC

                  , 2002

PROSPECTUS SUMMARY

      The following summary may not contain all of the information that may be important to you. You should read all of the information delivered in connection with this prospectus, including the consolidated financial statements and related notes and the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision. This prospectus contains terms that are specific to the insurance industry and may be technical in nature. For a description of these terms, please refer to the “Glossary of Selected Insurance Terms” in this prospectus. As used in this prospectus, references to “Crum & Forster,” “we,” “us” and “our” refer to Crum & Forster Holdings Corp. and, unless the context otherwise requires or otherwise as expressly stated, its subsidiaries.

Crum & Forster Holdings Corp.

Overview

      We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. We distinguish ourselves by applying individual risk selection to business which requires greater underwriting expertise. Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. We write a broad range of commercial coverages, including general liability, property, workers’ compensation, commercial automobile and surety. We operate through our home office and a regional branch network, allowing us to centrally control our underwriting process, respond to local market conditions and build close relationships with our producers and insureds.

      Our business is distributed through approximately 1,050 producers located throughout the United States. Our producers include independent regional retail agents and brokers, national brokers and wholesale brokers. Through our producers, we access a broad cross section of business opportunities, spanning a variety of market segments and product groupings. This enables us to respond to changing market conditions while promoting relative stability in our premium production.

      In August 2000 we acquired Seneca, which provides specialty coverages such as bail bonds, non-standard property in inner city markets, inland marine, boiler and machinery and environmental liability. In 2001, Seneca reported gross premiums written of $143.4 million and a combined ratio of 97.8%.

      In 2001, we generated $843.2 million of gross premiums written, $607.1 million of net premiums written and $683.9 million of total revenue. In 2001, 74.0% of our business related to casualty coverages and 26.0% to property coverages, as measured by gross premiums written. As of December 31, 2001, we had cash and invested assets of $2.3 billion, total assets of $5.1 billion and stockholder’s equity of $719.6 million. Following the completion of this offering, we expect to have total capitalization, including debt, of approximately $                    .

Management

      Our senior management team is led by Bruce A. Esselborn, our Chief Executive Officer. Since joining us in October 1999, Mr. Esselborn has applied a hands-on management style in redesigning our underwriting strategies and policies and improving our operating efficiency. Mr. Esselborn has 35 years of experience in the insurance industry, over 18 years of which were spent at American International Group, Inc. While at AIG, Mr. Esselborn held a variety of senior operating and technical positions at several of AIG’s domestic insurance subsidiaries. In 1986, Mr. Esselborn left AIG to found United Capitol Insurance Company, an excess and surplus lines insurer, which was acquired by Capsure Holdings Corp., a NYSE traded company. While under Mr. Esselborn’s leadership from 1990 through September 1997, Capsure was a highly successful underwriting operation, reporting an average combined ratio of 75.6%, weighted by net premiums earned, during his tenure. Our President, Nick Antonopoulos, has over 20 years of experience in the insurance industry, including 13 years at AIG, where he most recently held the position of Senior Vice President of Operations in AIG’s Domestic Brokerage Group.

Management Initiatives

      In the fourth quarter of 1999, we appointed a proven senior management team which made a number of significant changes designed to increase our profitability and competitive position, including:

•	implemented a highly focused underwriting strategy and realigned our operating structure to emphasize product line experience and expertise and to provide a high degree of centralized control over underwriting and claims;

•	discontinued unprofitable classes of business, which contributed approximately nine percentage points to our loss and LAE ratio for 2000, and which significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999;

•	restructured our reinsurance programs to reduce our net retentions and gross policy limits, particularly in property;

•	targeted classes of business and types of insureds that tend to have larger premium policies, which contributed to increasing our average premiums per policy from approximately $20,000 in 1999 to $59,000 in 2001;

•	increased renewal prices by approximately 11% in 2000 and achieved additional renewal price increases of approximately 17% in 2001;

•	diversified our distribution by appointing 480 new producers and entering into new arrangements with national brokers and wholesale brokers, in each case aligned with our targeted classes of business and types of insureds;

•	adjusted our commission structure to be in line with market practice, resulting in a reduction of our gross commission expense by 4.7 percentage points from 1999 to 2001;

•	reduced our number of employees by 25%, and reduced our payroll by 18% from 1999 to 2001, while increasing our gross premiums per employee by 25% over this time period; and

•	in August 2000, we acquired Seneca, a specialty insurer focused on non-commodity lines of business.

Corporate Strategy

      Our objective is to build shareholder value by achieving a superior return on equity over the long term. We intend to achieve our goal by focusing on underwriting profitability and generating superior long-term investment returns. The major elements of our strategy are:

      Adhere to a disciplined underwriting philosophy. We focus on individual risk selection and do not manage our business based on premium growth or market share. We adhere to a centrally controlled underwriting philosophy and focus on generating underwriting profit by carefully selecting the risks we insure and determining the appropriate price for such risks. Our Chief Executive Officer and President are actively involved in our overall underwriting function, as well as specific risk underwriting across all lines of business.

      Expand and diversify our production sources. We produce business through diversified sources of production, in each case aligned with our target underwriting classes. We continue to provide new products and services within our lines of business and markets which generate closer relationships with our agents, brokers and insureds.

      Opportunistically pursue attractive lines of business. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our management, we seek to write new lines of business and expand existing classes of business based on market conditions and expected profitability.

      Continue to manage expenses aggressively. We are committed to a competitive expense structure that complements our disciplined underwriting strategy. We foster a culture of cost efficiency and have developed systems and procedures through which we carefully monitor and control expenses and promote efficient operations.

      Commitment to financial strength and security. We are committed to maintaining a strong balance sheet in order to attract and retain high-quality business. To protect our financial security, we carefully monitor and control our gross and net limits.

      Invest our assets on a total return basis. We follow a long term value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, while maintaining a sensitivity to our liquidity needs. This is coordinated through our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax Financial Holdings Limited, our parent company.

Industry Trends and Market Opportunity

      The terrorist attacks of September 11, 2001 accelerated the improvement in pricing and terms that was underway in 2001 prior to these events. More importantly, the events of September 11th have led to a fundamental reevaluation of risk by commercial insureds, which is increasing the demand for insurance. These events have caused further capacity to exit the market as reinsurance rates increased to levels where primary carriers were forced to retain higher amounts of net exposure or exit market segments entirely.

      During 2001, based on publicly available disclosure by several industry participants, commercial property and casualty insurers experienced price increases of approximately 15% to 20% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. As recently reported by A.M. Best, approximately 25% of medium and large accounts have experienced rate increases in excess of 30% on their commercial coverages since September 11, 2001. In particular, certain classes, such as umbrella, business interruption, property and commercial auto, are experiencing rate increases as high as 30% to 100%. Given the further reduction in capacity and the continued uncertainty caused by the events of September 11th, we believe the current favorable market environment will continue into 2003.

      As a result of our management initiatives, we believe we are well positioned to take advantage of the current favorable market. During 2001, we achieved price increases of approximately 17% on renewal business across our portfolio (weighted by premium volume). Through January 2002, we experienced price increases of approximately 25% on renewal business across our portfolio (weighted by premium volume). In 2002, our property and umbrella lines of business are experiencing the largest price increases within our portfolio. Our focused underwriting strategy, together with higher prices and improved terms and conditions, provide us with the best opportunity in the past decade to achieve a combined ratio of 100% or better in 2002.

Corporate Structure

      Crum & Forster Holdings Corp. was incorporated on March 6, 2002 as a holding company for Crum & Forster Holding Inc. and its insurance operating subsidiaries. As part of this offering, Fairfax Inc. will sell                     shares of Crum & Forster directly to the public. See “Certain Relationships and Related Transactions — Recapitalization and Corporate Structure.”

      The organization chart shown below illustrates the corporate relationships among us and certain of our affiliates as they will exist immediately following the completion of this offering. The ownership percentages shown in this chart assume the sale by us of                      shares of common stock and the sale by Fairfax of                      shares of our common stock pursuant to this offering. Unless otherwise indicated, each of the companies depicted below is, directly or indirectly, wholly owned.

      Our executive offices are located at 305 Madison Avenue, Morristown, New Jersey 07962, and our telephone number is (973) 490-6600.

The Offering

Common stock offered hereby
By Crum & Forster	shares
By Fairfax	shares

Total	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be $ million. We intend to use these proceeds for general corporate purposes, including payment of interest on outstanding debt and the payment of our quarterly cash dividends. We will not receive any proceeds from the sale of shares by Fairfax.

Dividend policy	We intend to declare an initial quarterly cash dividend of $ per share of common stock in the third quarter of 2002, payable in the fourth quarter, subject to approval by our board of directors.

New York Stock Exchange symbol	CAF

      Unless otherwise indicated, the information included above and elsewhere in this prospectus assumes the over-allotment option granted by Fairfax to the underwriters to purchase up to                     additional shares is not exercised.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Summary Financial Data

      The table shown below presents our summary financial data for the three years ended December 31, 2001. The data is derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial data was prepared in accordance with generally accepted accounting principles. Consolidated balance sheets at December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows for the three years ended December 31, 2001 and accompanying notes appear elsewhere in this prospectus. The combined statutory data has been derived from annual statutory financial statements filed with the domiciliary states of our insurance operating subsidiaries and prepared in accordance with statutory accounting principles, which differ from generally accepted accounting principles (GAAP).

      The summary financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The results for the year ended December 31, 2000 include the results for Seneca from August 31, 2000, its date of acquisition.

	Years Ended December 31,

	1999		2000		2001

	(dollars in thousands, except per share data)
GAAP Statement of Operations Data:
Gross premiums written		$744,888		$679,803		$843,161

Net premiums written		$599,138		$506,473		$607,098

Net premiums earned		$679,649		$522,716		$565,800
Net investment income		157,711		142,586		119,171
Net realized investment gains (losses)		(7,103)		224		(5,358)
Other income, net		9,041		6,305		4,321

Total revenues		839,298		671,831		683,934

Losses and loss adjustment expenses		556,864		391,102		641,748
Acquisition costs		109,411		98,503		90,385
Other underwriting expenses		115,709		113,558		119,358
Dividends to policyholders		10,709		5,991		2,493

Total losses and expenses		792,693		609,154		853,984

Income (loss) before income taxes		46,605		62,677		(170,050)
Income tax expense (benefit)		10,130		(8,903)		(63,541)

Net income (loss)		$36,475		$71,580		$(106,509)

Net income (loss) per share	$		$		$

	As of December 31,

	2000	2001

		Actual	As Adjusted(1)

	(dollars in thousands, except per share data)
GAAP Balance Sheet Data:
Total investments (including cash and cash equivalents)	$2,517,033	$2,278,143
Total assets	4,795,672	5,147,959
Debt	—	—
Unpaid losses and loss adjustment expenses	3,306,741	3,423,793
Stockholders’ equity	801,492	719,605
Book value per share

	Years Ended December 31,

	1999	2000	2001

	(dollars in thousands)
Selected Financial Ratios Based on GAAP Data:
Loss and loss adjustment expense ratio	81.9%	74.8%	113.4%
Underwriting expense ratio	33.1	40.6	37.1
Dividend ratio	1.6	1.1	0.4

Combined ratio	116.6%	116.5%	150.9	% (2)

Selected Combined Statutory Data:
Loss and loss adjustment expense ratio	93.7%	95.8%	142.1%
Underwriting expense ratio	41.6	42.8	36.9
Dividend ratio	1.0	1.5	1.0

Combined ratio	136.3%	140.1%	180.0	% (2)

Policyholders’ surplus	$689,601	$769,483	$708,388
Ratio of net premiums written to surplus	0.87x	0.74x	0.87x

(1)	“As adjusted” GAAP data reflects our financial information after giving effect to the issuance of a $ million term note to Fairfax and the sale by us of shares of common stock pursuant to this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts, commissions, and offering expenses of $ million payable by us.

(2)	The GAAP and statutory combined ratios for accident year 2001 were 113.1% and 113.6%, respectively. Accident year refers to the accounting period in which insured events occurred, regardless of when the related claims are actually reported, recorded or paid and, as such, excludes the impact of development of prior years’ loss and LAE reserves.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus.

Risks Relating To Our Business

We may incur a reduction in our net income if our claim reserves are insufficient.

      We maintain reserves to cover our estimated ultimate liability for losses and loss adjustment expenses (LAE) with respect to reported and unreported claims incurred as of the end of each period. Our gross loss and LAE reserves were $3.5 billion, $3.3 billion and $3.4 billion at December 31, 1999, 2000 and 2001, respectively. These reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including: (i) actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known, (ii) estimates of future trends in claims severity and frequency, (iii) judicial theories of liability and (iv) other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions. Most or all of these factors are not directly quantifiable, particularly on a prospective basis. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

      During the years ended December 31, 2000 and 2001, we increased our reserves for unpaid losses and loss adjustment expenses by $32.2 million and $183.1 million, respectively. The historical patterns upon which we typically would rely to develop reserves are not consistent with our current lines of business, net retention levels, premium sizes, risk profiles of insureds and other operational changes. Our organizational and process improvements over the past three years have led to claims settlement philosophy changes that have altered our historical paid and incurred claims patterns. During the same time period, soft market conditions in the immediate prior accident years caused deteriorating trends in our underwriting results. The combination of these factors over the past three years has made interpretation of the underlying data and data trends and quantification of reserves adequacy extremely difficult. See “Business — Reserves.” To the extent reserves prove to be deficient in the future, we will have to increase our reserves by the amount of such deficiency and incur a charge to earnings in the period such reserves are increased. The uncertainties regarding our reserves (including reserves for asbestos, environmental and other latent exposure claims and construction defect claims) could result in a liability exceeding the reserves by an amount that would be material to our financial condition or results of operations in a future period.

Our reserves for asbestos, environmental and other latent claims may be insufficient.

      There are significant additional uncertainties in estimating the amount of reserves required for asbestos, environmental, construction defect and other latent exposure claims. The possibility that these claims would emerge was often not anticipated at the time the policies were written, and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses and LAE for these types of claims. In addition, the loss settlement period of certain of these claims may extend for decades after the expiration of the policy period, and during such time it often becomes necessary to adjust, sometimes to a significant degree, the estimates of liability on a claim either upward or downward. Our asbestos reserves, net of reinsurance, were $164.4 million, $174.1 million and $228.1 million at December 31, 1999, 2000 and 2001, respectively; while, at the same time, our environmental reserves, net of reinsurance, were $167.2 million, $145.4 million and $124.8 million, respectively, and the reserves for other latent exposure claims, net of reinsurance, were $55.9 million, $31.1 million and $27.3 million, respectively. Among the uncertainties relating to such reserves are a lack of historical data, long reporting delays, and complex, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and frequently inconsistent conclusions as to when the loss occurred, what claims are covered, under what circumstances the insurer has an obligation to defend, how policy limits are determined and how policy exclusions are applied and interpreted. Because of these uncertainties, our exposure to asbestos, environmental and other latent exposure claims is more difficult to estimate and is subject to a higher degree of variability than our exposure to non-latent exposure claims. In addition, insurers generally, including us, are experiencing an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, an increasing focus by plaintiffs on new and previously peripheral defendants and an increase in the number of entities seeking bankruptcy protection as a result of asbestos-related liabilities. In addition to contributing to the increase in claims, the bankruptcy proceedings may have the effect of significantly accelerating and increasing loss payments by insurers, including us.

      Increasingly, policyholders have asserted that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under the policy. We expect this trend to continue. Although it is difficult to predict whether these policyholders will be successful on the issue, to the extent the issue is resolved in their favor, our coverage obligations under the policies at issue would be materially increased and bounded only by the applicable per occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

      In addition, recently proceedings have been launched directly against insurers challenging insurers’ conduct in respect of asbestos claims, including in some cases with respect to previous settlements. We anticipate the filing of other direct actions against insurers, potentially including us, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability.

      During the last few months of 2001 and continuing into 2002, the asbestos-related trends described above have both accelerated and become more visible.

If we are unable to maintain a favorable financial strength rating, it may be difficult for us to write new or renewal business.

      Third party rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the securities being offered by this prospectus.

      Our operating subsidiaries have an “A-” rating (the fourth highest of fifteen ratings) from A.M. Best Company, Inc., a rating agency and publisher for the insurance industry, with a negative outlook and a “BBB” financial strength rating (the fourth highest of nine ratings categories) from Standard & Poor’s Insurance Rating Services, also a rating agency for the insurance industry. Financial strength ratings are used by insurance consumers and insurance intermediaries as an important means of assessing the financial strength and quality of insurers. We may not maintain our favorable financial strength ratings from the rating agencies. A downgrade or withdrawal of any rating could severely limit or prevent us from writing any new insurance policies. According to A.M. Best, a failure by management to achieve its near term calendar year combined ratio targets or any further deterioration in near-term underwriting or operating performance will likely result in a rating downgrade.

The effects of emerging claim and coverage issues on our business are uncertain.

      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include:

•	increases in the number and size of claims relating to construction defects, mold, lead and diet drugs, which often present complex coverage and damage valuation questions;

•	changes in interpretation of the named insured provision with respect to the uninsured/underinsured motorist coverage in commercial automobile policies; and

•	a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling and other practices.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business.

We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.

      We are a holding company with no direct operations, and our principal asset is the capital stock of several operating insurance subsidiaries. We rely primarily on dividends from these operating subsidiaries to meet our obligations for payment of interest and principal on outstanding debt obligations, holding company expenses and dividends to shareholders. The ability of our operating subsidiaries to pay dividends to us depends on their statutory earned surplus, earnings and on regulatory restrictions. Our principal insurance company subsidiaries are US Fire, domiciled in the State of New York, and North River, domiciled in the State of New Jersey.

      New York law provides that an insurer domiciled in New York must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend which, together with dividends declared or paid in the preceding 12 months, exceeds the lesser of (i) 10% of policyholders’ surplus as shown by its last statement on file with the New York Insurance Department (NYID) and (ii) adjusted net investment income for the preceding 12-month period. Adjusted net investment income includes a carry forward of undistributed net investment income for two years. Under New York law, an insurer domiciled in New York may not pay dividends to shareholders except out of earned surplus, which is defined as “the portion of the surplus that represents the net earnings, gains or profits, after deduction of all losses, that have not been distributed to the shareholders as dividends or transferred to stated capital or capital surplus or applied to other purposes permitted by law but does not include unrealized appreciation of assets.” US Fire reported negative earned surplus at December 31, 2001 and, as a result, US Fire currently has no dividend capacity.

      New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of (i) 10% of policyholders’ surplus at the preceding December 31 or (ii) statutory net income for the 12-month period ending the preceding December 31. In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance (NJDOBI) within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means “unassigned funds (surplus) as reported on the insurer’s annual statement as of December 31 next preceding, less unrealized capital gains and revaluation of assets.” North River reported negative earned surplus at December 31, 2001 and, as a result, North River currently has no dividend capacity.

      As of December 31, 2001, our insurance operating subsidiaries do not have the ability to pay dividends to us. Our insurance operating subsidiaries may not be able to pay future dividends in an amount sufficient to enable us to meet our liquidity requirements, including payments on outstanding indebtedness, and to pay dividends in the future. In such case we will be required to rely on the proceeds from this offering, or other cash on hand at the holding company, if any, that we may raise in the future, to meet our obligations. Further, legislative proposals relating to dividend regulations may be enacted in New York or New Jersey which could further restrict our ability to pay dividends. In addition, the insurance commissioner of every state has broad authority to limit payments (dividends or otherwise) by domestic insurance companies if the insurance commissioner believes payments would leave the insurer in a hazardous financial condition. Moreover, some or all of the domiciliary states of our operating subsidiaries may adopt regulatory provisions more restrictive than the dividend payment controls currently in effect, which would further reduce our economic viability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Insurance Regulatory Matters — Regulation of Dividends and Other Payments from Our Operating Subsidiaries.”

We may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us.

      We use reinsurance to help manage our exposure to insurance risks. Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies that we purchase from them. Some exclusions are with respect to risks which we cannot exclude in policies we write due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, we, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.

We may not be able to obtain reinsurance coverage for terrorist acts. If that happens, we would have a significant gap in our reinsurance protection and would be exposed to potential losses as a result of any terrorist acts.

      We cannot determine the full impact of the terrorist attacks of September 11, 2001 on the availability, price and terms of insurance and reinsurance for future acts of terrorism. Certain reinsurers have excluded coverage for terrorist acts or priced such coverage at unreasonably high rates. Many primary insurers, including us, have written policies without terrorist act exclusions and in many cases we cannot exclude terrorist acts because of regulatory constraints. We may, therefore, be exposed to potential losses as a result of terrorist acts.

We bear credit risk with respect to our reinsurers and certain insureds and if one or more of them fails to pay us we could experience losses.

      Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay all reinsurance claims on a timely basis or at all. At December 31, 2001, we had reinsurance recoverables on paid and unpaid losses and loss adjustment expenses, net of uncollectible reinsurance reserves, of $2,131.7 million due from approximately 320 reinsurers; however, the preponderance of these recoverables is with a relative few reinsurers. At such date, our ten largest gross reinsurance recoverables aggregated $1,577.5 million. We periodically have contractual disputes with certain reinsurers regarding coverage under reinsurance policies. Historically, this has principally occurred in the interpretation of coverage relating to asbestos and environmental claims. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible.

      We write certain retrospectively rated policies (policies in which premiums are adjusted based on the actual loss experience of the insured during the policy period) and large deductible policies (policies where the insured retains a specific amount of any potential loss) in which the insured and reinsured must reimburse us for certain losses. Accordingly, we bear credit risk on these policies and cannot assure you that our insureds will pay us on a timely basis or at all. In the ordinary course of business we are sometimes unable to collect all amounts billed to insureds, generally due to disputes on audit and retrospectively rated policies and, in some cases, due to insureds having filed for bankruptcy protection. We reserve for these amounts in the period the collection issues become known. We currently have one significant collection dispute involving an assumed retrospectively rated policy where the reinsurer alleges, among other things, that it has overpaid premiums to us, and refuses to reimburse us for billed amounts. See “Business — Legal Proceedings”.

The loss of any of our key producers could have an adverse effect on our financial condition.

      In 2001, our two largest producers accounted for 12% and 8% of our gross premiums written. Our top five producers, including all locations of national brokers, accounted for nearly 30% of gross premiums written. However, on an individual office basis, the top five producers accounted for 18% of 2001 gross premiums written. We have no long term commitments from any of our producers, any of whom could cease doing business with us at any time. The loss or deterioration of one or more of these relationships could adversely affect our financial condition. We may not be successful in maintaining our current relationships with our significant producers, which could have an adverse effect on our financial condition.

We operate in a highly competitive environment which makes it more difficult for us to attract and retain business.

      The commercial lines property and casualty insurance industry is highly competitive, and we believe that it will remain so for the foreseeable future. We face competition from domestic and foreign insurers, many of which are larger and have greater financial, marketing and management resources than we do. Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, price, policy terms and conditions, services offered, reputation, agent and broker compensation and experience. We may face increased competition in the future from other insurance companies, and such increased competition, should it occur, could have a material adverse effect on us. See “Business — Competition.”

      Several commercial property and casualty insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These products, including large deductible programs and various forms of self-insurance that utilize captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. We cannot predict how continued growth in alternative forms of risk protection will affect our future operations, but it could reduce our premium volume.

      Following the terrorist attacks on September 11, 2001, a number of new insurers and reinsurers have been formed to compete in our industry, and a number of existing market participants have raised new capital which may enhance their ability to compete with us. In addition, other financial institutions are now able to offer services similar to our own as a result of the Gramm-Leach-Bliley Act, which was adopted in November 1999.

Results in the property and casualty insurance industry are subject to fluctuations and uncertainty which may adversely affect our ability to write policies.

      The results of companies in the property and casualty insurance industry historically have been subject to broad fluctuations. These results can be affected significantly by price competition, volatile and unpredictable developments (including catastrophes), changes in loss reserves resulting from changing legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop, fluctuations in interest rates and other changes in the investment environment which affect returns on invested assets and inflationary pressures that affect the size of losses. The property and casualty insurance industry historically has experienced pricing and profitability cycles related to levels of industry underwriting capacity. As a result of fluctuations in pricing, we may be unable to obtain business that meets our underwriting standards and pricing expectations. See “Business — Competition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unpredictable catastrophic events could reduce our net income.

      Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires, and unnatural catastrophic events, which include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance. For example, the terrorist attacks on September 11, 2001 caused losses in several of our lines, including business interruption, business personal property and workers’ compensation. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our net income and financial condition. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.

Our ability to borrow is limited by Fairfax’s bank credit facilities which could have an adverse effect on our financial condition.

      The current agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax from allowing any of its subsidiaries to borrow money. These agreements are not legally binding on Crum & Forster; however, given the potential negative financial impact on Fairfax of violations of these covenants, it is expected, and should be assumed, that Fairfax, as the majority stockholder, will not permit Crum & Forster to borrow unless a modification or waiver of these covenants can be obtained.

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

      Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. In 2000, net investment income after taxes of $92.7 million, represented 129% of net income. We may not be able to realize our investment objectives, which could reduce our net income significantly.

Our business could be adversely affected by the loss of one or more key employees.

      We are substantially dependent on a small number of key employees, in particular Bruce Esselborn, our Chief Executive Officer, Nick Antonopoulos, our President, Mary Jane Robertson, our Executive Vice President and Chief Financial Officer, and Doug Libby, Seneca’s Chief Executive Officer. We believe that the experiences and reputations in the insurance industry of Mr. Esselborn, Mr. Antonopoulos, Ms. Robertson and Mr. Libby are important factors in our ability to attract new business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Esselborn, Mr. Antonopoulos, Ms. Robertson or Mr. Libby or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We currently do not maintain key employee insurance with respect to any of our employees.

We are subject to extensive government regulation.

      We are subject to extensive regulation and supervision in the states in which we do business. Regulators oversee matters relating to rate setting with respect to certain lines of insurance, trade practices, market conduct, policy forms, claims practices, mandated participation in shared markets, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, authorized lines of business, transactions with related parties, the payment of dividends and a variety of other financial and non-financial components of an insurance company’s business. Regulators may limit the rates that an insurance company can charge for certain lines of business so that premium rates may not keep pace with inflation. State insurance laws and regulations are administered by agencies that have broad powers and are concerned primarily with the protection of policyholders rather than shareholders or other investors. It is possible that future regulatory changes or developments may impede rate increases or other actions that we propose to take to enhance our operating results or fundamentally change the business environment in which we operate. Future legislative or regulatory changes or developments, depending on their nature and magnitude, could have a material adverse effect on us.

      All 50 states have insurance guaranty fund laws requiring property and casualty insurance companies doing business within the state to participate, through the payment of assessments, in guaranty funds or associations that are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. These assessments may increase in the future depending upon the rate of insolvencies of insurance companies. We cannot predict the amount of any assessments applicable to guaranty funds.

      Our operating subsidiaries typically are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. The amount of future losses or assessments from such shared market mechanisms and pooling arrangements cannot be predicted with certainty. The underwriting results of these pools historically have been unprofitable. We cannot assure you that future losses or assessments from such mechanisms and pooling arrangements will not have a material adverse effect on our results of operations or financial condition.

      In recent years, the insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. For example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated, residential earthquake insurance pool, provides earthquake insurance to California homeowners. Further, the National Association of Insurance Commissioners (NAIC) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on investment practices, risk-based capital guidelines, interpretations of existing laws and the development of new laws. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies. Although the federal government currently does not regulate the business of insurance directly, federal initiatives often affect the insurance industry in a variety of ways. Future legislation or NAIC initiatives may have a detrimental effect on the conduct of our business, financial condition or results of operations. See “Insurance Regulatory Matters.”

If certain policies with respect to which other insurance companies have assumed liability from us have not been effectively novated, our credit risk for amounts due from reinsurers will increase.

      Prior to our acquisition by Fairfax in 1998 we were a subsidiary of Xerox Corporation. In connection with a business realignment and restructuring of its insurance companies, Xerox required the transfer of a number of policies and related assets and liabilities from certain of our insurance company subsidiaries to other insurance companies also controlled by Xerox. These transfers were effected through assumption and indemnity reinsurance agreements providing for 100% quota share reinsurance of the subject business by the assuming company. In some cases the assuming party also was required to seek a novation of certain policies. Novation of an insurance policy effects the legal substitution of one insurance company for the original policy-issuing company and generally requires either the express or implied consent of the policyholder. To the extent that the novation process is challenged or if the amount of policies considered novated is overestimated, our reserves could be understated and the credit risk associated with policies considered novated could also be materially understated. We may be unable to recover our losses from the reinsurers that have assumed these policies.

Risks Relating to this Offering and Our Common Stock

Because our controlling stockholder intends to retain control, you may be unable to realize a gain on your investment in our common stock in connection with an acquisition bid.

      Immediately upon completion of this offering, Fairfax, through its wholly owned subsidiary Fairfax Inc., will own           % of our outstanding common stock, or approximately           % if the underwriters’ over-allotment option is exercised in full. Consequently, Fairfax will be in a position to determine the outcome of corporate actions requiring stockholder approval, including:

•	electing members of our board of directors;

•	adopting amendments to our charter documents; and

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.

      In addition, Fairfax has provided us, and after completion of this offering will continue to provide us, with certain services. All of our directors, except for Mr. Esselborn, also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between our company and Fairfax or one of its subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.

      Fairfax intends to retain control of us and cannot foresee any circumstances under which it would sell a sufficient number of shares of our common stock to cause it not to retain such control. In order to retain control, Fairfax may decide not to enter into a transaction in which our stockholders would receive consideration for their shares that is much higher than the cost of their investment in our common stock or the then current market price of our common stock. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.

Investors will incur immediate dilution and may experience further dilution.

      The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. If you purchase common stock in this offering, based upon the issuance and sale of shares of common stock at the initial public offering price of $                    per share, you will incur immediate dilution of approximately $                    in the net tangible book value per share of the common stock.

There has been no prior public market for our common stock, and our stock price may be volatile and could decline significantly.

      Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for the common stock has been determined by negotiations between us and the underwriters, and may not be representative of the price that will prevail in the open market. See “Underwriting” for a discussion of the factors considered in determining the initial public offering price. In addition, the market price of our common stock could fluctuate significantly in response to various factors, including:

•	actual or anticipated variations in our results of operations;

•	announcements of innovations, new services or products or significant price reductions by us or our competitors;

•	the occurrence of major catastrophic events; and

•	changes in financial estimates by securities analysts.

Significant fluctuation in the market price of our common stock could result in securities class action claims against us.

      Significant price and value fluctuations have occurred with respect to the securities of insurance and insurance-related companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

Provisions in our charter documents and Delaware law and state insurance laws may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common stock.

      Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that a stockholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example,

•	authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings; and

•	providing that special meetings of shareholders may be called only by our board of directors, the chairman of our board of directors, our president or our secretary.

      In general, state insurance laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received approval from the insurance regulator. An acquisition of control of our insurance operating subsidiaries generally would be presumed if any person or entity acquires 10% or more of our outstanding common stock, unless the applicable insurance regulator determines otherwise.

      These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change in management or a change of control is delayed or prevented, the market price of our common stock could decline.

Substantial sales of our common stock after this offering could result in a lower market price of our common stock.

      Sales of substantial amounts of our common stock in the public market after 180 days following this offering, or the perception that these sales will occur, could adversely affect the market price of our common stock. After completion of this offering, our outstanding shares of common stock owned by Fairfax will be eligible for sale in the public market at various times after 180 days from the date of this prospectus, subject to volume limitations. Following the completion of this offering, Fairfax will own approximately                      shares of our common stock, or approximately        % of our outstanding common stock. We have

entered into an agreement with Fairfax giving them the right, in certain circumstances, to demand that we file a registration statement to enable them to sell their common stock. Fairfax has stated that it does not intend to sell a sufficient number of shares of our common stock to cause it not to retain control of us.

FORWARD-LOOKING STATEMENTS

      Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus, include, but are not limited to:

•	reduction in net income if our claim reserves are insufficient;

•	exposure to emerging claims and coverage issues;

•	lowering or loss of one of our financial or claims-paying ratings;

•	inability to receive dividends and other payments from our operating subsidiaries;

•	inability to obtain reinsurance coverage on reasonable terms and prices;

•	exposure to credit risk in the event reinsurers fail to pay;

•	inability to obtain terrorist act reinsurance coverage;

•	loss of key producers;

•	increased competition;

•	uncertainty in insurance market;

•	occurrence of catastrophic events;

•	limited ability to borrow;

•	inability to realize our investment objectives;

•	loss of key employees;

•	change in government regulation; and

•	exposure to credit risks on novated policies.

      The words “believe,” “anticipate,” “project,” “expect,” “intend,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in this prospectus, including in the section titled “Risk Factors.” Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $                    million, assuming an initial public offering price of $                    per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by Fairfax, including any shares issued pursuant to the exercise of the over-allotment option granted by Fairfax.

      We intend to use the net proceeds from this offering for general corporate purposes, including payment of our quarterly cash dividend and interest payments on outstanding debt. Until we use the net proceeds from this offering, we intend to invest the net proceeds in U.S. Treasury and government agency obligations and high grade corporate debt securities.

DIVIDEND POLICY

      Our board of directors intends to establish an initial policy of declaring quarterly cash dividends on our common stock. We intend to declare an initial quarterly cash dividend of $                    per common share, or $                    per common share annually, commencing in the third quarter of 2002 and paid in the fourth quarter of 2002. The declaration and payment of dividends are subject to the discretion of our board of directors and depend on, among other things, our financial condition, general business conditions and contractual restrictions regarding the payment of dividends by us and other factors which our board may in the future consider to be relevant.

      As a holding company with no direct operations, we will rely on cash proceeds from this offering and cash dividends and other permitted payments from our insurance operating subsidiaries to pay dividends to our stockholders. State insurance law limits the amount that may be paid to us by our insurance company subsidiaries without the prior approval of the applicable state insurance department. See “Insurance Regulatory Matters.”

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2001. The “As Adjusted” column reflects our capitalization after giving effect to the issuance by us of                    shares of common stock pursuant to this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the issuance of a $                    million term note to Fairfax in connection with this offering. See “Use of Proceeds.”

      This table should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	At December 31, 2001

	Actual	As Adjusted

	(dollars in thousands)
Debt	$—	$
Stockholders’ equity:
Preferred stock, none authorized, issued and outstanding (actual); $.01 par value, 100,000,000 shares authorized, none issued and outstanding (as adjusted)
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding (actual); $.01 par value, 200,000,000 shares authorized, shares issued and outstanding (as adjusted)(1)	1
Additional paid-in capital	748,423
Accumulated other comprehensive loss	(84,865)
Retained earnings	56,046

Total stockholders’ equity	719,605

Total capitalization	$719,605	$

Ratio of debt to total capitalization	—		%

(1)	In connection with and immediately prior to the closing of this offering, Fairfax will receive shares of our common stock. See “Certain Relationships and Related Transactions — Recapitalization and Corporate Structure.”

DILUTION

      As of December 31, 2001, our actual net tangible book value was $          , or $          per share, based on                     shares of common stock outstanding. Net tangible book value represents the amount of our total tangible assets, including deferred acquisition costs, less our total liabilities. After giving effect to the issuance and sale of the                     shares of common stock offered by us at the initial public offering price of $          per share (the midpoint of the range set forth on the cover of this prospectus) and the issuance of a $                     million term note to Fairfax, our adjusted net tangible book value as of December 31, 2001 would have been                     million, or $                    per share. The adjusted net tangible book value after this offering assumes that the proceeds to us from this offering, net of underwriting discounts and commissions and offering expenses, will be approximately $                     million. Based on the foregoing, there would be as of December 31, 2001 an immediate decrease in net tangible book value of $          per share to our existing stockholder and an immediate dilution of $          per share to new investors.

      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share immediately following this offering. Amounts per share reflect                    shares of our common stock that will be received by Fairfax in conjunction with this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$

Net tangible book value per share at December 31, 2001 before the issuance of the term note and application of the net proceeds to us from this offering
Decrease per share due to issuance of shares of common stock in this offering	(	)
Decrease per share attributable to the issuance of the term note	(	)
Increase per share attributable to the purchase of common stock by new investors

As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

      New investors under this offering will purchase                     shares of our common stock, or approximately           % of our common stock outstanding after the offering, at the initial public offering price of $          per share for total consideration of $                    million. Our existing stockholder will own                     shares of our common stock, or approximately           % of our common stock outstanding after the offering, representing a total value of $           million based on the midpoint of the range set forth on the cover of this prospectus.

SELECTED FINANCIAL DATA

      The table shown below presents our selected financial data for the five years ended December 31, 2001. The GAAP statement of operations data and balance sheet data relating to each of the years 1999 through 2001 have been derived from the consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The GAAP statement of operations data and balance sheet data relating to the 1997 year and the periods January 1, 1998 through August 13, 1998 and August 14 through December 31, 1998 have been derived from unaudited consolidated financial statements. Consolidated balance sheets at December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows for the three years ended December 31, 2001, the report thereon of PricewaterhouseCoopers LLP, and accompanying notes, appear in this prospectus beginning at page F-1.

      The combined statutory data has been derived from annual statutory statements filed with the domiciliary states of our operating subsidiaries and prepared in accordance with statutory accounting principles, which differ from GAAP.

      The selected financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The results for the period from January 1, 1997 through August 13, 1998 reflect the historical results of Crum & Forster prior to its acquisition by Fairfax. The results for the period from August 14, 1998 through December 31, 1998 reflect the results of Crum & Forster after it was acquired by Fairfax. The results for the year ended December 31, 2000 include the results for Seneca from August 31, 2000, its date of acquisition.

	Years Ended December 31,

	1997		1998		1999		2000		2001

				From and
			Through	After
			August 13	August 14

	(dollars in thousands, except per share data)
GAAP Statement of Operations Data:
Gross premiums written		$1,058,465	$581,656	$294,766		$744,888		$679,803		$843,161

Net premiums written		$939,353	$523,158	$255,270		$599,138		$506,473		$607,098

Net premiums earned		$933,783	$553,255	$307,451		$679,649		$522,716		$565,800
Net investment income		185,784	111,003	70,588		157,711		142,586		119,171
Net realized investment gains (losses)		26,939	4,072	110,950		(7,103)		224		(5,358)
Other income, net		—	1,341	6,958		9,041		6,305		4,321

Total revenues		1,146,506	669,671	495,947		839,298		671,831		683,934

Losses and loss adjustment expenses		758,852	684,736	230,565		556,864		391,102		641,748
Acquisition costs		172,025	109,360	42,083		109,411		98,503		90,385
Other underwriting expenses		143,535	93,100	48,107		115,709		113,558		119,358
Dividends to policyholders		15,646	6,317	8,448		10,709		5,991		2,493
Other expense		13,619	—	—		—		—		—

Total losses and expenses		1,103,677	893,513	329,203		792,693		609,154		853,984

Income (loss) before income taxes		42,829	(223,842)	166,744		46,605		62,677		(170,050)
Income tax expense (benefit)		15,282	(78,438)	55,579		10,130		(8,903)		(63,541)

Net income (loss)		$27,547	$(145,404)	$111,165		$36,475		$71,580		$(106,509)

Net income (loss) per share	$		$	$	$		$		$

	As of December 31,

	1997	1998	1999	2000	2001

	(dollars in thousands, except per share data)
GAAP Balance Sheet Data:
Total investments (including cash and cash equivalents)	$3,038,084	$3,274,279	$2,656,239	$2,517,033	$2,278,143
Total assets	5,370,652	5,093,691	4,731,003	4,795,672	5,147,959
Unpaid losses and loss adjustment expense	3,562,917	3,597,341	3,492,436	3,306,741	3,423,793
Stockholders’ equity	1,049,685	773,842	585,852	801,492	719,605
Book value per share

	Years Ended December 31,

	1997	1998		1999	2000	2001

			From and
		Through	After
		August 13	August 14

Selected Financial Ratios Based on GAAP Data:
Loss and loss adjustment expense ratio	81.2%	123.8%	75.0%	81.9%	74.8%	113.4%
Underwriting expense ratio	33.8	36.6	29.3	33.1	40.6	37.1
Dividend ratio	1.7	1.1	2.8	1.6	1.1	0.4

Combined ratio	116.7%	161.5%	107.1%	116.6%	116.5%	150.9	% (1)

	Years Ended December 31,

	1997		1998		1999		2000		2001

	(dollars in thousands)
Selected Combined Statutory Data:
Loss and loss adjustment expense ratio	81.3%		104.1%		93.7%		95.8%		142.1%
Underwriting expense ratio	33.1		37.7		41.6		42.8		36.9
Dividend ratio	1.5		1.3		1.0		1.5		1.0

Combined ratio	115.9%		143.1%		136.3%		140.1%		180.0	% (1)

Policyholders’ surplus	$832,068		$734,933		$689,601		$769,483		$708,388
Ratio of net premiums written to surplus	1.13	x	1.06	x	0.87	x	0.74	x	0.87	x

(1)	The GAAP and statutory combined ratios for accident year 2001 were 113.1% and 113.6%, respectively. Accident year refers to the accounting period in which insured events occurred, regardless of when the related claims are actually reported, recorded or paid and, as such, excludes the impact of development of prior years’ loss and LAE reserves.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Certain information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” constitutes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under “Risk Factors,” “Business — Reserves,” “Business — Investments” and elsewhere in this prospectus.

Overview

      We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. Operating through our home office and regional branch network, we write a broad range of commercial coverages, including general liability, property, workers’ compensation, commercial auto and surety. We conduct business through approximately 1,050 producers located throughout the United States.

      The property and casualty industry is cyclical and influenced by many factors, including price competition, economic conditions, natural and man-made disasters, interest rates and changes in law and regulations. Throughout the 1990s and into 2000, the industry was characterized by excess capacity, which resulted in highly competitive market conditions, as evidenced by declining premium rates, poor underwriting results and declining cash flow. In response to the effects of prolonged soft market conditions, capacity was withdrawn from the market. Commencing in mid-2000, insurers began to achieve significant rate increases and improved terms and conditions. During 2001, based on publicly available industry information, commercial property and casualty insurers experienced price increases of approximately 15% to 20% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. The terrorist attacks of September 11, 2001 represent the largest insured catastrophe in history and have accelerated the pace of improvement in pricing and terms, particularly in property lines of business.

      We have experienced significant price increases in 2001 and early 2002. While conditions in the insurance market, such as continuing consolidation among leading insurance firms and increased competition, may lead to pricing pressure, we expect the improved pricing and terms to continue into 2003.

      We have exposure to the September 11, 2001 terrorist attacks, with claims arising mainly from our business interruption, business personal property and workers’ compensation coverages. We have carefully reviewed our exposure to these events and we estimate a loss of approximately $1.5 million (net of reinsurance) based on current information. As more information becomes available, this estimate could change.

Management Initiatives

      We have made significant changes to the management and operations of the Crum & Forster companies acquired by Fairfax in August 1998. In the fourth quarter of 1999, we appointed a proven senior management team, led by Bruce Esselborn, which made a number of significant changes designed to increase our profitability and competitive position. These changes include redesigning our underwriting and pricing strategies, expanding our distribution network and implementing a disciplined expense management culture. In addition, in August 2000, we acquired Seneca, a specialty insurer focused on non-commodity lines of business.

      Underwriting Initiatives. We have taken a number of actions designed to improve underwriting profitability at the Crum & Forster companies acquired in 1998. These actions resulted in a significant improvement in our accident year loss and LAE ratio from 112.6% in 1999 to 79.3% in 2001. Accident year refers to the accounting period in which insured events occurred, regardless of when the related claims are actually reported, recorded or paid. We believe that an accident year is the most indicative measure of the underlying profitability of the business earned in that period. The actions include:

•	centralized underwriting operations to provide a high degree of home office control over underwriting and claims;

•	realigned our operating structure to emphasize product line experience and expertise. Hired five experienced underwriting product line executives aligned with our targeted classes of business and production sources. We hired approximately 93 of our current underwriters, representing 57% of the entire underwriting staff, since the arrival of our new management team;

•	enhanced our price monitoring systems to provide us with increased control over pricing and profitability. In addition, we adjusted our pricing models to emphasize a targeted combined ratio, without regard to the imputed benefit of investment income;

•	increased renewal prices by approximately 11%, on average, in 2000 and achieved additional average price increases of approximately 17% in 2001. In both years we experienced price increases across all of our lines of business. General liability and commercial multi-peril experienced above average increases of 24% and 19%, respectively, in 2001;

•	emphasized classes of business and types of insureds that tend to have larger premium policies and instituted minimum premium guidelines, which resulted in an increase in our average premiums per policy from approximately $20,000 in 1999 to $59,000 in 2001. The average direct premiums written per policy, excluding surety bonds, is summarized below for the periods indicated:

	Years Ended December 31,

	1999		2001

	Policy	Average	Policy	Average
	Count	Per Policy	Count	Per Policy

General liability	10,601	$10,877	4,117	$35,455
Workers’ compensation	3,474	$33,882	1,026	$152,096
Property	2,931	$10,721	1,841	$68,826
Commercial automobile	7,444	$19,927	1,654	$66,115
Commercial multi-peril	8,340	$28,324	1,384	$37,204

Total	32,790	$19,792	10,022	$58,828

•	restructured our reinsurance program to reduce our net retentions to $1 million on casualty lines and $2 million on property lines, and reduced our gross policy limits, particularly in property; and

•	discontinued unprofitable classes of business, including large fleet long haul trucking, New York and California contractors, taxis and limousines, fast food restaurant programs, country clubs and nursing homes, which represented approximately $250 million of gross premiums written, or 34%, of total gross premiums written in 1999. Discontinued lines accounted for approximately nine percentage points of our loss and LAE ratio in 2000 and significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999.

      Distribution Initiatives. We evaluated the profitability and productivity of our producer relationships. Consistent with our strategy to write larger risks which benefit from individual risk underwriting and provide expense benefits, we have grown the portion of our business from national brokers and wholesale brokers. The actions include:

•	diversified our distribution by appointing 480 new producers and entering into new arrangements with national brokers and wholesale brokers, in each case, aligned with our targeted classes of business and types of insureds;

•	adjusted our commission structure to be in line with market practice and revised contingent commission agreements with producers to require a higher level of sustainable underwriting profit before producers earn a profit sharing payment. These actions contributed to a reduction of our gross commissions expense (as a percentage of gross premiums written) of 4.7 percentage points from 1999 to 2001;

•	more than doubled our new business production in 2001, with one-third of the new business written by producers who were appointed since January 1, 2000; and

•	increased production from national brokers and wholesale brokers from 20.4% of total gross premiums written in 1999 to 45.0% in 2001.

      Expense Initiatives. We have created a disciplined expense management culture to improve operating efficiencies. We carefully analyzed our cost structure and implemented new strategies to reduce operating expenses, including:

•	reduced our number of employees by 25% from 1,357 at December 31, 1999, to 1,023 at December 31, 2001, and correspondingly reduced our payroll by 18%;

•	increased our productivity as measured by gross premiums per employee from approximately $549,000 in 1999 to approximately $684,000 in 2001, or 25%; and

•	reduced our information technology expenses by approximately $10 million, or 24%, in 2001 while improving functionality.

      Seneca Acquisition. In August 2000, we acquired Seneca, which provides specialty coverages such as bail bonds, non-standard property in inner city markets, inland marine, boiler and machinery and environmental liability. Selected statutory data of Seneca for the three years ended December 31, 2001, which includes periods prior to its acquisition by us, is summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Gross premiums written	$103.0	$119.0	$143.4

Loss and LAE ratio	61.0%	62.9%	59.2%
Underwriting expense ratio	38.8	37.5	37.2

Combined ratio	99.8%	100.4%	96.4%

Results of Operations

      The components of our net income (loss) for the three years ended December 31, 2001 are summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Gross premiums written	$744.9	$679.8	$843.2

Underwriting loss	$(113.0)	$(86.4)	$(288.2)
Net investment income	157.7	142.6	119.2
Net realized investment gains (losses)	(7.1)	0.2	(5.4)
Other income, net	9.0	6.3	4.3

Income (loss) before income taxes	46.6	62.7	(170.1)
Income tax expense (benefit)	10.1	(8.9)	(63.6)

Net income (loss)	$36.5	$71.6	$(106.5)

Underwriting Results

      Underwriting results for the three years ended December 31, 2001 are summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Gross premiums written	$744.9	$679.8	$843.2

Net premiums written	$599.1	$506.5	$607.1

Net premiums earned	$679.6	$522.7	$565.8
Losses and LAE	556.8	391.1	641.7
Acquisition costs	109.4	98.5	90.4
Other underwriting expenses	115.7	113.5	119.4
Dividends to policyholders	10.7	6.0	2.5

Underwriting loss	$(113.0)	$(86.4)	$(288.2)

Loss and LAE ratio	81.9%	74.8%	113.4%
Underwriting expense ratio	33.1	40.6	37.1
Dividend ratio	1.6	1.1	0.4

Combined ratio	116.6%	116.5%	150.9%

Combined ratio:
Crum & Forster excluding Seneca	116.6%	117.8%	164.2%
Seneca	—	97.8	97.8

      We experienced underwriting losses of $113.0 million, $86.4 million and $288.2 million in 1999, 2000 and 2001, respectively. The substantial loss in 2001 was principally the result of adverse development of prior years’ loss and LAE reserves of approximately $183.1 million. In 2001, we significantly increased reserves for our general liability, workers’ compensation, commercial auto liability and commercial multi-peril lines of business, principally in respect of accident years 1997 through 2000. The reserve increases recognized in 2001 primarily reflected the deterioration of loss experience on policies written during 1997 through 1999, the final years of the industry-wide soft market. During those years, competitive market pressures and other factors resulted in less disciplined risk selection and inadequate pricing across several of our lines of business. The benefit of aggregate excess of loss reinsurance reduced our underwriting loss by $149.5 million, $188.1 million and $190.2 million in 1999, 2000 and 2001, respectively.

 Gross Premiums Written

      Our gross premiums written by line of business for the three years ended December 31, 2001 are summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
General liability	$126.0	$135.7	$204.0
Workers’ compensation	128.7	145.3	171.5
Property	46.7	44.7	159.1
Commercial automobile	175.2	110.6	122.4
Commercial multi-peril	262.1	214.4	97.7
Surety	6.2	29.1	88.5

Total	$744.9	$679.8	$843.2

      Gross premiums written by Crum & Forster and Seneca as reflected in our results in the three years ended December 31, 2001 are summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Crum & Forster	$744.9	$641.3	$699.8
Seneca	—	38.5	143.4

Total	$744.9	$679.8	$843.2

      Gross premiums written decreased by $65.1 million, or 8.7%, in 2000 and increased by $163.4 million, or 24.0%, in 2001. Excluding the acquisition of Seneca, gross premiums written decreased by $103.6 million, or 13.9%, in 2000 and increased by $58.5 million, or 9.1%, in 2001. Our pricing levels increased by more than 10% in 2000 and 15% to 20% in 2001. Gross premiums written on new business steadily increased from $144.5 million in 1999 to $368.8 million in 2001. The growth in new business was attributable to an increased emphasis on larger premium accounts and expansion into new classes of business, which included directors’ and officers’ liability, surety and excess and surplus lines. The expansion of our distribution force also contributed to the growth. These positive effects on gross premiums written were partially offset by lower retention ratios, which were influenced by the implementation of a refocused underwriting philosophy upon the arrival of our Chief Executive Officer in late 1999. Increased underwriting discipline resulted in a decline in our retention rates from 71% in 1999 and 51% in 2000 to 44% in 2001.

      Highlights of our gross premiums written by line follow.

      General liability gross premiums written increased 7.7% in 2000 and 50.3% in 2001. Growth is attributable primarily to business from wholesale brokers and national brokers underwritten within the home office, the acquisition of Seneca and, in 2001, $24 million from retrospective premiums related to expired policies.

      Workers’ compensation gross premiums written increased 12.9% in 2000 and 18.0% in 2001, as we increased our emphasis on large loss rated policies, written on either a guaranteed cost or loss sensitive basis. In addition, Seneca’s gross premiums written increased from $1.7 million in 2000 to $6.9 million in 2001.

      Property gross premiums written declined 4.3% in 2000 and increased 256% in 2001. The significant increase in 2001 is due to the combined impact of unbundling these coverages as part of the commercial multi-peril line of business and Seneca’s contribution of property gross written premiums, which increased from $5.3 million in 2000 to $22.3 million in 2001. Much of the growth in this line in 2001 also came from targeted excess property policies.

      Commercial automobile gross premiums written decreased 36.9% in 2000 and increased 10.7% in 2001. We have significantly limited or eliminated the writing of selected classes of commercial auto, including large fleet long haul trucking and taxis and limousines. The increase in 2001 reflects improved pricing on the selected automobile classes we chose to write.

      Commercial multi-peril gross premiums written declined 18.2% in 2000 and 54.4% in 2001. We intentionally wrote less commercial multi-peril business in each of 2000 and 2001 as we have emphasized writing property and liability coverages separately for larger accounts and eliminated the use of this form for higher hazard grades. As a result, commercial multi-peril premiums have been reduced from more than one-third of our gross premiums written in 1999 to 12% of gross premiums written in 2001. Partially offsetting the decline in premium volume in this line was an increase of $19.6 million in Seneca’s gross premiums written from $7.4 million in 2000 to $27.0 million in 2001. The commercial multi-peril form is best suited to smaller commercial risks, the sector targeted by Seneca.

      Surety gross premiums written increased substantially over the last three years, primarily as a result of the acquisition of Seneca. Seneca’s gross premiums written reflected in our 2000 and 2001 results included $20.3 million and $70.3 million, respectively, of bail bond premiums.

 Net Premiums Written

      Our net premiums written by line of business for the three years ended December 31, 2001 are summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
General liability	$91.1	$81.3	$106.6
Workers’ compensation	111.0	125.2	149.0
Property	35.4	31.3	117.9
Commercial automobile	148.3	87.8	102.6
Commercial multi-peril	207.6	155.2	52.0
Surety	5.7	25.7	79.0

Total	$599.1	$506.5	$607.1

      Net premiums written decreased by $92.6 million, or 15.5%, in 2000, followed by an increase of $100.6 million, or 19.9%, in 2001.

      The decrease in net premiums written in 2000 was largely attributable to increased cessions to reinsurers, reflecting the reduction in our net retentions on our property and general liability — umbrella lines of business. The change in net premiums written for the remaining lines of business was consistent with their respective changes in gross premiums written.

      The increase in net premiums written of $100.6 million in 2001 was generally in line with the growth in gross premiums written, in total and by line of business.

 Net Premiums Earned

      Net premiums earned reflect the amount of net premiums written applicable to the portion of the policy term that expires in a given period. We generally earn premiums on a pro rata basis over the period in which the coverages are provided. Net premiums earned decreased by $156.9 million, or 23.1%, in 2000 and increased by $43.1 million, or 8.2%, in 2001.

 Losses and LAE

      The table below displays the loss and LAE ratios before and after giving effect to aggregate excess of loss reinsurance, and also shows the effect of reserve development on the loss and LAE ratios. We purchase reinsurance to limit our exposure to loss from any one claim or occurrence, from aggregate loss experience for an accident year that exceeds an amount we are willing to accept, and from adverse development of prior years’ loss and LAE reserves. Reinsurance designed to limit exposure to loss from any one claim or occurrence generally responds at the individual claim or occurrence level and is priced based on underlying loss costs and exposures. As a result, loss experience net of the effect of this reinsurance is generally consistent with the underlying gross loss experience. Reinsurance designed to limit accident year losses in the aggregate or adverse development of prior years’ loss and LAE reserves may affect significantly the reported loss experience for a given period in amounts or direction which are not consistent with the loss experience of the underlying policies. Accordingly, we disclose our loss experience below in such a way that both the performance of the underlying business and the impact of aggregate excess of loss reinsurance may be ascertained. In the table below the calendar year ratios before impact of aggregate excess of loss reinsurance represents what the reported loss and LAE ratios would have been without the ceded premium and ceded losses and LAE related to the aggregate excess of loss reinsurance.

	Years Ended December 31,

	1999	2000	2001

Loss and LAE ratios	81.9%	74.8%	113.4%
Benefit of aggregate excess of loss reinsurance	21.7	34.8	32.9

Calendar year ratios before impact of aggregate excess of loss reinsurance	103.6%	109.6%	146.3%

Accident year loss and LAE ratios as of December 31, 2001.	112.6%	91.3%	79.3%

      The impact of aggregate excess of loss reinsurance on income (loss) before income taxes is summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Ceded losses and LAE	$216.5	$251.8	$255.6
Less:
Ceded premiums written and earned	67.0	63.7	65.4
Other expenses	5.6	8.8	14.4

Net benefit to income (loss) before income taxes	$143.9	$179.3	$175.8

      Our aggregate excess of loss treaties provide either current accident year protection on a prospective basis or adverse development protection related to prior accident years on a retroactive basis. Coverage under these contracts is generally triggered when our loss ratio for the subject period exceeds a specified level or when reserves in respect of all periods prior to a certain date exceed a stated amount. We cede losses and LAE to our reinsurers in excess of those specified levels or amounts, along with the related written and earned premiums. We will recover the ceded losses and LAE from our reinsurers as we settle the related claims, which may occur over several years. These contracts generally provide that interest expense be charged to us, for the benefit of the reinsurers, on any premiums withheld by us. Interest rates specified in these contracts are 7.0% to 7.5%.

      We have not purchased, and do not intend to purchase, any aggregate stop loss reinsurance to protect us from losses from business written in 2002.

      Our accident year loss and LAE ratios as estimated as of December 31, 2001 by line of business without giving effect to aggregate excess of loss reinsurance are summarized as follows:

	Years Ended December 31,

	1999	2000	2001

General liability	136.2%	97.1%	88.9%
Workers’ compensation	112.6%	99.5%	81.8%
Property	55.6%	37.3%	46.4%
Commercial automobile	117.8%	102.6%	80.0%
Commercial multi-peril	109.0%	90.0%	95.0%
Surety	16.1%	56.2%	58.4%
Accident year loss and LAE ratio	112.6%	91.3%	79.3%

      Our accident year loss and LAE ratio has improved from 112.6% in 1999 to 91.3% in 2000 and to 79.3% in 2001 without giving effect to aggregate excess of loss reinsurance. This improvement reflects the impact of our underwriting actions, as well as improved pricing conditions during 2001. Approximately nine points of this improvement is represented by unprofitable classes of business which we ceased writing. Our individual risk underwriting approach and more profitable mix of business further contributed to the increase, as did the inclusion of the results of Seneca, which had loss and LAE ratios for 2000 and 2001 of 60.6% and 59.2%, respectively. Improved market conditions enabled us to obtain renewal price increases of approximately 11% in 2000 and 17% in 2001. Price increases were greater than 10% in each line, with general liability experiencing a 24% increase. We believe that the impact of our management initiatives, together with continued favorable pricing conditions, will permit us to achieve further improvements in our loss and LAE ratio for 2002.

 Underwriting Expenses

      Underwriting expenses are comprised of acquisition costs and other underwriting expenses. Acquisition costs are composed principally of commissions paid to agents and brokers and premium taxes. Other underwriting expenses consist of all other operating expenses associated with our underwriting activities and include salaries and benefits, information technology and rent. Our reported results have been affected by aggregate excess of loss reinsurance and fair value adjustments related to our acquisition by Fairfax. We believe an analysis of our underwriting expenses without giving effect to aggregate excess of loss reinsurance and fair value adjustments more accurately reflects the impact of our expense reduction efforts and we analyze our underwriting expenses on that basis below. The table below displays our underwriting expense ratios in the three years ended December 31, 2001:

	Years Ended December 31,

	1999	2000	2001

Underwriting expense ratio	33.1%	40.6%	37.1%
Underwriting expense ratio, as adjusted	37.8%	39.7%	34.1%

      Acquisition costs, as adjusted, showed a downward trend in dollar terms and the acquisition expense ratio declined from 21.6% in 1999 to 19.3% in 2000 to 14.5% in 2001. These improvements were attributable to reduced direct commissions paid to producers of approximately five percentage points and increased ceding commissions from reinsurers, primarily on the property and umbrella lines.

      Our other underwriting expense ratio adjusted for aggregate excess of loss reinsurance and fair value adjustments increased from 16.2% in 1999 to 20.4% in 2000, followed by a decline to 19.6% in 2001. The increase in 2000 was primarily attributable to the significant decline in net premiums earned in that year.

 Dividends to Policyholders

      Dividends to policyholders decreased by $4.7 million from $10.7 million in 1999 to $6.0 million in 2000, followed by a decrease of $3.5 million to $2.5 million in 2001. The dividends to policyholders ratio, dividends to policyholders expressed as a percentage of earned premium, declined from 1.6% in 1999 to 1.1% in 2000 and to 0.4% in 2001. The lower dividends to policyholder ratio reflects our decision in early 2000 to substantially eliminate participating workers’ compensation policies.

Investment Results

      Information on investment results for the three years ended December 31, 2001 is summarized as follows:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Average investments, including cash and cash equivalents, at book value	$3,166.8	$2,853.2	$2,539.4
Gross investment yield	5.4%	5.5%	5.5%
Net investment yield	5.0%	5.0%	4.7%

      Our net investment income was $157.7 million, $142.6 million and $119.2 million in 1999, 2000 and 2001, respectively. The decrease in net investment income of $15.1 million, or 9.6%, in 2000 was primarily the result of a lower average level of invested assets of approximately $313.6 million. The decline in average invested assets was due principally to reduced premium collections and payments on maturing claims made during the year. A further decrease in net investment income of $23.4 million, or 16.4%, occurred in 2001. This decrease in net investment income was due to the combined impact of a lower level of average invested assets of approximately $313.8 million, driven by maturing claim payments, and a lower net investment yield. The net investment yield over the three year period was affected by interest charged on funds withheld from reinsurers under our aggregate excess of loss contracts.

      Net realized investment losses decreased by $7.3 million from a loss of $7.1 million in 1999 to a gain of $0.2 million in 2000, primarily due to realized losses on fixed income securities recognized in 1999. The net realized investment gains decreased by $5.6 million from a gain of $0.2 million in 2000 to a loss of $5.4 million in 2001, primarily due to the realized loss arising from an other than temporary decline in the value of a single equity security. There were no material declines in the value of our fixed income portfolio recognized as realized investment losses for the years ended December 31, 1999, 2000 and 2001. Included in the fixed income portfolio at December 31, 2001 is our investment of $17.5 million in debentures issued by HUB International Limited and our equity investment of $10.7 million in Orcasia Limited. We acquired these non-traded securities in 2001 and they are carried at cost and equity, respectively.

Other Income

      Other income, net, decreased by $2.7 million from $9.0 million in 1999 to $6.3 million in 2000, followed by a decrease of $2.0 million to $4.3 million in 2001. The principal component of other income is negative goodwill amortization of $9.8 million in each of the three years ending December 31. Other income in 2000 included a one-time charge of $3.1 million arising from the termination of a long-term information technology outsourcing contract, and for 2001 included $4.0 million in employee severance costs.

Income Tax Expense (Benefit)

      Income taxes decreased by $19.0 million, from an expense of $10.1 million in 1999 to a benefit of $8.9 million in 2000. The effective tax rates were 21.7% and (14.2)%, respectively. Our income tax benefit for 2000 included an adjustment of $26.3 million related to the resolution of the deductibility of certain reinsurance premiums.

      The income tax benefit increased by $54.6 million, from a benefit of $8.9 million in 2000 to a benefit of $63.6 million in 2001. The effective tax rates were (14.2)% and (37.4)%, respectively.

Quarterly Results of Operations

      Our quarterly results of operations for 2001 are summarized as follows:

	First	Second	Third		Fourth
	Quarter	Quarter	Quarter		Quarter

	(dollars in millions)
Gross premiums written	$252.2	$198.4	$179.4		$213.2

Underwriting loss	$(20.5)	$(22.0)	$(226.7	) (1)	$(19.0)
Net investment income	33.7	31.9	25.8		27.8
Net realized investment gains (losses)	(0.5)	(0.7)	0.2		(4.4)
Other income, net	2.1	2.2	1.4		(1.4)

Income (loss) before income taxes	14.8	11.4	(199.3)		3.0
Income tax expense (benefit)	4.2	2.9	(70.7)		—

Net income (loss)	$10.6	$8.5	$(128.6)		$3.0

Combined ratio	113.5%	114.6%	309.6%		112.3%

(1)	Includes adverse development of prior years’ loss and LAE reserves of approximately $183.1 million.

Liquidity and Capital Resources

      Cash provided by operating activities primarily consists of premium collections, reinsurance recoveries, investment income and income tax receipts. Cash provided from these sources is generally used for payment of loss and LAE, acquisition costs, operating expenses, ceded reinsurance premiums and income taxes.

      Cash used in operating activities, net amounted to $272.0 million, $404.0 million and $289.6 million for 1999, 2000 and 2001, respectively. Cash used in operating activities increased in 2000, as a result of lower collections on premiums and payment of maturing claims. Net premiums written in 2000 were $92.6 million less than in 1999 and loss and LAE payments were $26.2 million higher in 2000 than in 1999. Cash used in operating activities improved in 2001 as a result of our increase in premium collections and reduced claim payments. Net premiums written increased by $100.6 million in 2001 compared to 2000 and loss and LAE payments decreased by $56.5 million in 2001 compared to 2000.

      Total cash provided by investing activities during 1999, 2000 and 2001 was $308.2 million, $411.3 million and $464.9 million, respectively, which principally reflected the portfolio repositioning in 1999 following our acquisition by Fairfax, as well as proceeds from the sale of investments which were required to make claim payments. In 2001, we sold investments to raise liquidity, which increased the amount of cash and cash equivalents at December 31, 2001 to $273.6 million from $89.3 million at December 31, 2000.

      Cash provided by financing activities was $2.7 million and $9.1 million for 2000 and 2001, respectively. The cash flow from financing activities for 2000 included a capital contribution of $59.4 million and shareholder dividends of $56.7 million. A capital contribution of $9.1 million was received from Fairfax in 2001 and no shareholder dividends were paid. No capital contributions were received or shareholder dividends

paid during 1999. We intend to pay quarterly dividends of $                    per share beginning in the third quarter of 2002. We intend to use the proceeds we receive from this offering to fund the dividends we declare.

      Consistent with our disciplined underwriting strategy, we have aggressively re-underwritten our book of business, resulting in a decline in premium levels in recent years compared to the years prior to our acquisition by Fairfax. As a result of making claim payments related to years in which we wrote considerably more business, we have experienced negative cash flow from operations in each of the last three years. Our subsidiaries have funded these operating activities by selling selected securities in their existing portfolios in an orderly fashion, relying on maturing investments and opportunities to liquidate securities without any, or with minimal, loss. We also had cash and cash equivalents of $273.6 million at December 31, 2001 available for future liquidity requirements.

      We anticipate improvements in cash flows generated from operations in 2002 and 2003 based upon growth in gross premiums written and lower levels of paid losses and LAE than experienced in recent years. We expect price increases on renewal policies, new business growth and higher retention ratios as our underwriting initiatives mature to contribute to premium growth. We expect lower payments on losses and LAE in 2002 and 2003 than we experienced in the past three years as loss and LAE payments assume a more normal relationship to premium volume after several years of above average amounts due to claim payments related to years in which we wrote considerably more business.

      The current agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax from allowing any of its subsidiaries to borrow money. These agreements are not legally binding on Crum & Forster; however, given the potential negative financial impact on Fairfax of violations of these covenants, it is expected, and should be assumed, that Fairfax, as the majority stockholder, will not permit Crum & Forster to borrow unless a modification or waiver of these covenants can be obtained. This affects our ability to incur debt pursuant to bank loans or to raise funds in the capital markets. In connection with this offering we will issue a $                     million term note bearing interest at a rate of           % payable quarterly. We intend to use the proceeds we receive from this offering to make interest payments on the note. However, US Fire, CF Indemnity and CF Underwriters have each entered into a securities repurchase agreement which allows these companies to raise funds through repurchase arrangements with Fairfax. Under these agreements, US Fire may raise a maximum of $100.0 million at any one time and CF Indemnity and CF Underwriters are limited to $5.0 million each.

      The aggregate carrying value of our invested assets, including cash and short-term investments, was $2.7 billion, $2.5 billion and $2.3 billion as of December 31, 1999, 2000 and 2001, respectively. The aggregate carrying value of invested assets, including cash and cash equivalents, decreased by $0.4 billion from 1999 to 2001. The decrease in cash and invested assets resulted from negative cash flows from operations due to payment of maturing claims in all years, reduced premium collections in 2000, and the acquisitions of Seneca and CF Specialty in 2000. Gross unrealized investment losses were $376.6 million at December 31, 1999 and $127.1 million at December 31, 2001, relating principally to our fixed income portfolio which value increased as interest rates fell in that period.

      Total investment portfolio gross unrealized losses as of December 31, 2001 were $152.1 million, of which $151.1 million was attributable to fixed income securities.

      Approximately 84%, or $127 million, of the fixed income portfolio gross unrealized losses can be attributed to individual securities that have experienced a percentage decline in market value of 10% or more. These declines are the result of higher U.S. Treasury interest rates and/or higher individual security credit yield spreads. Securities that experience price declines of 10% or more are reviewed at least quarterly for impairment. Our review involves detailed credit analysis in the case of non U.S. Treasury securities. While a 10% price decline is considered material, we consider such price declines to be temporary market price fluctuations.

      Approximately $95 million of the $127 million of gross unrealized losses is attributable to long term U.S. Treasury bonds with a carrying fair value of $583 million. A decline in U.S. Treasury rates of approximately 75 basis points would be sufficient to eliminate the gross unrealized loss associated with these securities. Such a decline in interest rates is possible over a three to eighteen month time frame and would be consistent with historical experience, particularly at this point in the current economic and capital markets cycle. Corporate securities with a carrying value of $137 million account for the remaining $32 million of gross unrealized losses. Most of the corporate gross unrealized loss relates to long term bonds issued by various property and casualty companies that experienced significant widening of credit yield spreads following the World Trade Center terrorist attack. Given the much improved pricing environment for property and casualty companies and the raising of additional equity capital by these companies, yield spreads could shrink dramatically in 2002 and/or 2003 as individual companies report improved earnings results.

      We intend to hold these securities until maturity or until the anticipated recovery in market value occurs. We have the ability to do this because the combined fair market carrying value of these securities is only 39%, or $720 million, of the total carrying value of our fixed income portfolio. We believe the remaining fixed income securities, available for sale at minimal loss, as well as cash and cash equivalent securities, will be sufficient to satisfy our future liquidity needs.

      Our stockholder’s equity was $585.9 million, $801.5 million and $719.6 million as of December 31, 1999, 2000 and 2001, respectively.

      Our combined policyholders’ surplus increased from $689.6 million at December 31, 1999 to $708.4 million at December 31, 2001 and our ratio of statutory net premiums written to surplus has remained relatively stable at 0.87x over the same period. The improvement in this ratio in 2000 was due to lower net premiums written in that year. Statutory surplus is an important measure utilized by us, our regulators and rating agencies to assess our ability to support business operations.

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Combined policyholders’ surplus	$689.6	$769.5	$708.4
Operating leverage (statutory net premiums written to end of period surplus)	0.87x	0.74x	0.87x

      As of December 31, 2001, we recorded net deferred tax assets of $293.9 million, which primarily related to net operating loss carry-forwards and the discount on unpaid losses and LAE.

Regulatory Issues

      The NAIC uses risk-based capital (RBC) formulas for property and casualty insurers which serve as an early warning tool by the NAIC and state regulators to identify companies that are undercapitalized and merit further regulatory attention or the initiation of regulatory action. Our property and casualty companies have more than sufficient capital to meet the RBC requirements.

      The NAIC recently finished revising the Accounting Practices and Procedures Manual (Codification). The revised manual was effective January 1, 2001. The domiciliary states of our insurance subsidiaries have adopted a majority of the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that our insurance subsidiaries use to prepare their statutory-basis financial statements. Adoption of the manual increased statutory surplus of our property and casualty insurance companies by approximately $10 million in the aggregate. Nearly all of the increase in the amount of statutory surplus relates to the recording of deferred tax assets that were not recorded in the statutory basis financial statements under the prior statutory accounting practices.

Ratings

      The claims-paying abilities of insurers are rated to provide both insurance consumers and industry participants with comparative information on specific insurance companies. Claims-paying ratings are particularly important for the marketing of insurance coverages that have a long settlement period, such as umbrella, or involve large premium expenditures by sophisticated purchasers. Higher ratings generally indicate greater financial strength and a stronger ability to pay claims. Ratings focus on factors such as results of operations, capital resources, debt-to-equity ratio, demonstrated management expertise in the insurance business, marketing, investment operations, minimum policyholders’ surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Our operating subsidiaries have an “A-” rating from A.M. Best (the fourth highest of 15 ratings) with a negative outlook and a “BBB” financial strength rating from Standard & Poor’s (the fourth highest of nine ratings categories). According to A.M. Best, a failure by management to achieve its near term calendar year combined ratio targets or any further deterioration in near term underwriting or operating performance will likely result in a rating downgrade. We intend to pursue an improvement in our rating in conjunction with the completion of this offering.

Market Sensitive Instruments

      We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk. The term market risk refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates. All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale.

      As of December 31, 2001, our $2.3 billion investment portfolio included $1.9 billion of fixed income securities that are subject primarily to interest rate risk and credit risk. Our portfolio includes $300 million of cash and cash equivalents.

Interest Rate Risk

      Our fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa.

      The table below displays the potential impact of market value fluctuations on our fixed income portfolio as of December 31, 2000 and December 31, 2001 based on parallel 200 basis point shifts in interest rates up and down in 100 basis points increments. This analysis was performed on each security individually.

	As of December 31, 2000			As of December 31, 2001

	Fair Value			Fair Value
	of Fixed			of Fixed
Percent Change in	Income	Hypothetical	Hypothetical	Income	Hypothetical	Hypothetical
Interest Rates	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change

	(dollars in millions)
200 basis point rise	$1,939.4	$(343.1)	(15.0)%	$1,559.6	$(291.7)	(15.8)%
100 basis point rise	2,098.0	(184.5)	(8.1)	1,687.4	(163.9)	(8.9)
Base Scenario	2,282.5	—	—	1,851.3	—	—
100 basis point decline	2,557.3	274.8	12.0	2,076.5	225.2	12.2
200 basis point decline	2,915.6	633.1	27.7	2,363.2	511.9	27.7

      The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 52.2% and 44.8% of the fair market value of the total fixed income portfolio as of December 31, 2000 and December 31, 2001, respectively. The asymmetric market value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

      Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

      Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Credit Risk

      We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

      As of December 31, 2000 and December 31, 2001, 99.4% and 98.2%, respectively, of our fixed income portfolio consisted of securities rated investment grade.

      We believe that this concentration in investment grade securities reduces to an acceptable level our exposure to credit risk on these fixed income investments.

Equity Price Risk

      As of December 31, 2000 and December 31, 2001, 5.8% and 6.7%, respectively, of our investment portfolio, including cash and cash equivalents, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 5.5% and 5.9%, respectively of our investment portfolio, including cash and cash equivalents, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a total $13.8 million at December 31, 2000 and $13.5 million at December 31, 2001 decline in the fair value of the total investment portfolio.

Foreign Currency Exchange Rate Risk

      Through investment in securities denominated in foreign currencies, we are exposed to foreign currency exchange rate risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2000 and December 31, 2001, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $86.5 million and $88.4 million, respectively, or 3.4% and 3.9%, respectively, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 3.4% and 3.9%, respectively, of our investment portfolio, including cash and cash equivalents. The potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total decline in the fair value of the total investment portfolio of $8.7 million at December 31, 2000 and $8.8 million at December 31, 2001.

Accounting Standards

      Statement of Financial Accounting Standards (SFAS) No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and amended by SFAS No. 138, issued in June 2000. The requirements of SFAS No. 133, as amended, became effective in the first quarter of the fiscal year beginning January 1, 2001. The standard establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. Under the standard, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We have determined SFAS No. 133 has no impact on our financial position and results of operations because we have no derivative activity.

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that we account for all business combinations in the scope of the statement using the purchase method. SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and for business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Our acquisition by Fairfax in 1998 resulted in the recognition of negative goodwill as a result of net assets acquired in excess of the purchase price of $97,800. Prior to adoption of SFAS No. 141, the unamortized balance of negative goodwill was $74,591 and $64,809 at December 31, 2000 and 2001, respectively, and is included in other liabilities in the consolidated balance sheet. Under SFAS No. 141, the remaining unamortized negative goodwill of $64,809 at December 31, 2001 will be recognized as a cumulative change in accounting principle on the statement of operations in 2002. Amortization of the negative goodwill of $9,782 is included in other income, net for each of the years ended December 31, 1999, 2000 and 2001, which, upon adoption of SFAS No. 141, will no longer be recognized.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which addresses accounting and reporting for intangible assets, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain other intangible assets have indefinite useful lives. Accordingly, goodwill will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 became effective for us on January 1, 2002. We have not yet completed our assessment of the impact of SFAS No. 142 on our financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell. Depreciation (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. We adopted SFAS No. 144 effective January 1, 2002. The provisions of the new standard are generally to be applied prospectively and are not expected to significantly affect our results of operations, financial condition or liquidity.

BUSINESS

      We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. We distinguish ourselves by applying individual risk selection to business which requires greater underwriting expertise. Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. We write a broad range of commercial coverages, including general liability, property, workers’ compensation, commercial automobile and surety. We operate through our home office and a regional branch network, allowing us to centrally control our underwriting process, respond to local market conditions and build close relationships with our producers and insureds.

      Our business is distributed through approximately 1,050 producers located throughout the United States. Our producers include independent regional retail agents and brokers, national brokers and wholesale brokers. Through our producers, we access a broad cross section of business opportunities, spanning a variety of market segments and product groupings. This enables us to respond to changing market conditions while promoting relative stability in our premium production.

      Our senior management team is led by Bruce A. Esselborn, our Chief Executive Officer. Since joining us in October 1999, Mr. Esselborn has applied a hands-on management style in redesigning our underwriting strategies and policies and improving our operating efficiency. Mr. Esselborn has 35 years of experience in the insurance industry, over 18 years of which were spent at American International Group, Inc. While at AIG, Mr. Esselborn held a variety of senior operating and technical positions at several of AIG’s domestic insurance subsidiaries. In 1986, Mr. Esselborn left AIG to found United Capitol Insurance Company, an excess and surplus lines insurer, which was acquired by Capsure Holdings Corp., a NYSE traded company. While under Mr. Esselborn’s leadership from 1990 through September 1997, Capsure was a highly successful underwriting operation, reporting an average combined ratio of 75.6%, weighted by net premiums earned, during his tenure. Our President, Nick Antonopoulos, has over 20 years of experience in the insurance industry, including 13 years at AIG where he most recently held the position of Senior Vice President of Operations in AIG’s Domestic Brokerage Group.

      In August 2000 we acquired Seneca which provides specialty coverages such as bail bonds, non-standard property in inner city markets, inland marine, boiler and machinery and environmental liability. Seneca maintains a flexible approach to the market, emphasizing lines of business which require strong technical underwriting expertise and effective claims management. In 2001, Seneca reported gross premiums written of $143.4 million and a combined ratio of 97.8%.

      In 2001, we generated $843.2 million of gross premiums written, $607.1 million of net premiums written and $683.9 million of total revenue. In 2001, 74.0% of our business related to casualty coverages and 26.0% to property coverages, as measured by gross premiums written. As of December 31, 2001, we had cash and invested assets of $2.3 billion, total assets of $5.1 billion and stockholder’s equity of $719.6 million. Following the completion of this offering, we expect to have total capitalization, including debt, of approximately.

      Crum & Forster is a major component of the U.S. commercial property and casualty insurance operations of Fairfax Financial Holdings Limited, a Canadian publicly traded financial services company principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. The Crum & Forster companies were acquired by Fairfax in August 1998.

Management Initiatives

      We have made the following significant changes to the management and operations of the Crum & Forster companies acquired by Fairfax in August 1998. We have:

•	appointed in late 1999 a proven and incentivized management team, with an average of 23 years of insurance industry experience, led by Mr. Esselborn, Mr. Antonopoulos and Mary Jane Robertson, our Chief Financial Officer;

•	implemented a highly focused underwriting strategy and realigned our operating structure to emphasize product line experience and expertise and to provide a high degree of centralized control over underwriting and claims;

•	hired five experienced underwriting executives aligned with our target classes of business and approximately 93 underwriters, representing 57% of our current underwriting staff;

•	discontinued unprofitable classes of business, such as large fleet long haul trucking, New York and California contractors, taxis and limousines, fast food restaurant programs, country clubs and nursing homes, which represented approximately $250 million of gross premiums written, or 34% of total gross premiums written in 1999. Discontinued lines accounted for approximately nine percentage points to our loss and LAE ratio for 2000, and significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999;

•	restructured our reinsurance programs to reduce our net retentions to $1 million on casualty lines and $2 million on property lines, from up to $8.8 million and $5 million, respectively, and reduced our gross policy limits, particularly in property;

•	targeted classes of business and types of insureds that tend to have larger premium policies and instituted minimum premium guidelines, which resulted in an increase in our average premiums per policy from approximately $20,000 in 1999 to $59,000 in 2001;

•	enhanced our price monitoring systems to provide management with better controls, to enable us to achieve our targeted pricing and profitability levels. In 2000 we increased average renewal prices by approximately 11% and achieved additional average renewal price increases of approximately 17% in 2001;

•	evaluated the profitability and productivity of our producer relationships and terminated 130 producers. We diversified our distribution by appointing 480 new producers and entering into new arrangements with national brokers and wholesale brokers, in each case, aligned with our targeted classes of business and our insureds;

•	adjusted our commission structure to be in line with market practice and revised contingent commission agreements with producers to require a higher level of sustainable underwriting profit before producers earn a profit sharing payment. These actions resulted in a reduction of our gross commission expense (as a percentage of gross premiums written) of 4.7 percentage points from 1999 to 2001;

•	reduced our number of employees by 25% from 1,357 at December 31, 1999 to 1,023 at December 31, 2001, and reduced our payroll in 2001 by 18%, as compared to 1999, while productivity increased. Over this time, our gross premiums per employee increased 25% from approximately $549,000 to approximately $684,000;

•	created a disciplined expense management culture and carefully analyzed our existing cost structure. As a result, we undertook a number of expense reductions, the largest of which was a $10 million savings in our information technology expenses in 2001 while improving functionality; and

•	acquired Seneca, a specialty insurer focused on non-commodity lines of business, in August 2000, to participate in the small commercial market in a manner consistent with our underwriting philosophy. In 2001, Seneca reported a combined ratio of 97.8%.

Corporate Strategy

      Our objective is to build shareholder value by achieving a superior return on equity over the long term. We intend to achieve our goal by focusing on underwriting profitability and generating superior long-term investment returns. The major elements of our strategy are:

      Adhere to a disciplined underwriting philosophy. We focus on individual risk selection and do not manage our business based on premium growth or market share. We adhere to a centrally controlled underwriting philosophy and focus on generating underwriting profit by carefully selecting the risks we insure and determining the appropriate price for such risks. Our Chief Executive Officer and President are actively involved in our overall underwriting function, as well as specific risk underwriting across all lines of business. We will change pricing and terms based on prevailing market conditions, sharply reduce or discontinue a product or line in our existing book of business or refuse to write business that we believe presents unacceptable pricing and terms.

      Expand and diversify our production sources. We produce business through diversified sources of production, in each case aligned with our target underwriting classes. We continue to provide new products and services within our lines of business and markets which generate closer relationships with our agents, brokers and insureds. We also strengthen customer relationships by providing timely and responsive quotes, claims handling and loss control services. Our high service standards foster closer relationships with our producers and insureds. We believe that the Crum & Forster name is well known within the commercial lines insurance markets we serve.

      Opportunistically pursue attractive lines of business. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our management, we seek to write new lines of business or expand existing classes of business based on market conditions and expected profitability. For example, we recently have expanded our business in excess property and directors’ and officers’ liability insurance programs, which have shown improved pricing.

      Continue to manage expenses aggressively. We are committed to a competitive expense structure that complements our disciplined underwriting strategy. We foster a culture of cost efficiency and have developed systems and procedures through which we carefully monitor and control expenses and promote efficient operations.

      Commitment to financial strength and security. We are committed to maintaining a strong balance sheet in order to attract and retain high-quality business. As of December 31, 2001, we had total assets of $5.1 billion, stockholder’s equity of $719.6 million and statutory surplus of $708.4 million. To protect our financial security, we carefully monitor and control our gross and net limits.

      Invest our assets on a total return basis. We follow a long term value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, while maintaining a sensitivity to our liquidity needs. This is coordinated through our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax. We intend to protect our capital from loss and invest in debt and equity securities which we believe are selling at prices below their intrinsic value.

Industry Trends and Market Opportunity

      Throughout the 1990s and into 2000, the property and casualty insurance industry was overcapitalized, which resulted in highly competitive market conditions, as evidenced by declining premium rates and poor underwriting results. Beginning in mid-2000, excess capacity began to contract as companies either ceased writing selected lines or withdrew from the market completely. Capacity was further reduced by companies tightening underwriting guidelines and returning to a focus on underwriting profitability. In response to these market conditions, insurers began to seek and achieve significant price increases, in addition to improved terms and conditions. This has affected all major lines of business with a more significant impact in selected lines.

      The terrorist attacks of September 11, 2001 accelerated the improvement in pricing and terms that was underway in 2001 prior to these events. The losses from these attacks represented the largest insured catastrophe in the history of the insurance industry, surpassing the $19.6 billion in losses (inflation adjusted) from Hurricane Andrew in 1992, previously the largest insured event in history. Current loss estimates for these attacks for the property and casualty industry are approximately $50 billion before taxes. This loss estimate amounts to approximately 16% of the total industry’s surplus of approximately $320 billion, or 28% of the approximately $180 billion of the combined surplus of the commercial property and casualty and reinsurance sectors. More importantly, the events of September 11th have led to a fundamental reevaluation of risk by commercial insureds which is increasing the demand for insurance. These events have caused further capacity to exit the market as reinsurance rates increased to levels where primary carriers were forced to retain higher amounts of net exposure or exit market segments entirely.

      During 2001, based on publicly available disclosure by several industry participants, commercial property and casualty insurers experienced price increases of approximately 15% to 20% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. As recently reported by A.M. Best, approximately 25% of medium and large accounts have experienced rate increases in excess of 30% on their commercial coverages since September 11, 2001. In particular, certain classes, such as umbrella, business interruption, property and commercial auto, are experiencing rate increases as high as 30% to 100%.

      Given the further reduction in capacity and the continued uncertainty caused by the events of September 11th, we believe the current favorable market environment will continue into 2003. The improvements in pricing, to some degree, will be offset by the impact of loss cost trends and the increased cost of reinsurance.

      As a result of our management initiatives, we believe we are well positioned to take advantage of the current favorable market. During 2001, we achieved price increases of approximately 17% on renewal business across our portfolio (weighted by premium volume). Through January 2002, we experienced price increases of approximately 25% on renewal business across our portfolio (weighted by premium volume). In 2002, our property and umbrella lines of business are experiencing the largest price increases within our portfolio. Our focused underwriting strategy, together with higher prices and improved terms and conditions, provide us with the best opportunity in the past decade to achieve a combined ratio of 100% or better in 2002.

Recent Developments

      September 11, 2001 Terrorist Attacks. We provided insurance coverages, including property, general liability, auto and workers’ compensation insurance, to businesses located in or near the World Trade Center on September 11, 2001 and to other parties alleging insured damage as a result of the terrorist attacks of September 11. Following these attacks, we carefully evaluated the impact on our financial position, including a thorough review of our insurance portfolio on a policy by policy basis. As of December 31, 2001, we recorded losses and LAE for claims arising from the terrorist attacks of $167.5 million, before ceded reinsurance, and $1.5 million, net of reinsurance. Our estimated net liability equals 0.2% of our combined statutory surplus as of December 31, 2001.

      Our estimated losses are based on an evaluation of each claim and include a provision for losses incurred but not reported, as well as estimated costs related to settlement of the claims. We believe our reserves for losses and LAE related to the events of September 11, 2001 make adequate provision for uncollectable reinsurance and thus, our ultimate net liability. However, there can be no assurance that actual ultimate net losses will not vary, perhaps substantially, from our current estimate.

      Corporate Reorganizations. It has recently been reported that Enron Corp., Global Crossing Ltd. and Kmart Corporation have filed voluntary petitions for Chapter 11 reorganization. Following a thorough review of our operations, we have determined that we do not write any policies for these companies, other than one property policy with Kmart Corporation. In addition, we do not hold any equity, fixed income or derivative securities issued by these companies.

Corporate Organization

      We were incorporated in Delaware on March 6, 2002 to serve as the holding company for the Crum & Forster companies. We have seven operating subsidiaries: US Fire; North River; CF Insurance; CF Indemnity; CF Underwriters; CF Specialty; and Seneca.

      The Crum & Forster companies were acquired by Fairfax on August 13, 1998. We acquired Seneca and its subsidiaries on August 31, 2000. We acquired CF Specialty (formerly Transnational Insurance Company) on December 21, 2000.

      Our operating insurance subsidiaries, except Seneca and CF Specialty, participate in a pooling arrangement pursuant to which the premiums, losses, dividends to policyholders and other underwriting expenses of each participant are pooled by means of mutual reinsurance on a fixed percentage basis as follows: US Fire, 75%, North River, 22%, CF Insurance, 1%, CF Indemnity, 1% and CF Underwriters, 1%. The intercompany agreement provides that US Fire, acting as the lead company, assumes from the other pool participants 100% of their premiums, losses, dividends to policyholders, and other underwriting expenses, and in turn, cedes to each pool participant its participating percentage of premiums, losses, dividends to policyholders, and other underwriting expenses. The pool permits each pool participant to rely on the capacity of the entire pool, rather than only its own capital and surplus. Further, it prevents any one pool participant from suffering any undue losses, as all pool participants share underwriting profits and losses in proportion to their pool participation percentages. All participants in the pool receive a uniform rating from A.M. Best and Standard & Poor’s. Seneca and CF Specialty, each of which was acquired in 2000, operate independently from the pool.

Lines of Business

      We offer a broad range of property and casualty insurance coverages to commercial accounts located throughout the United States. In 2001, we reported $843.2 million of gross premiums written in six major lines of business. The following table illustrates our gross premiums written for each of our six major lines of business for the periods indicated:

	Years Ended December 31,

	1999		2000		2001

	$	%	$	%	$	%

	(dollars in millions)
General liability	$126.0	16.9%	$135.7	20.0%	$204.0	24.2%
Workers’ compensation	128.7	17.3	145.3	21.4	171.5	20.3
Property	46.7	6.3	44.7	6.6	159.1	18.9
Commercial automobile	175.2	23.5	110.6	16.3	122.4	14.5
Commercial multi-peril	262.1	35.2	214.4	31.5	97.7	11.6
Surety	6.2	0.8	29.1	4.2	88.5	10.5

Total	$744.9	100.0%	$679.8	100.0%	$843.2	100.0%

      General liability provides coverage for liability exposures, including bodily injury and third-party property damage arising from products sold and general business operations. General liability also includes coverage to protect insureds against third party personal injury. This includes umbrella coverages which provide additional insurance protection to businesses for amounts that exceed the limits of their primary liability policies they have with us or another insurance carrier. Approximately 64% of our umbrella premiums are for accounts for which the underlying liability coverage is provided by another insurance carrier. We also write specialty classes, such as directors’ and officers’ liability, which involves coverage for liability arising in their official capacities, and employment practices liability, which protects the insured from liability arising from employment policies and plans, such as discrimination.

      We have increased our gross premiums written in general liability due to a de-emphasis on commercial multi-peril policies that include this coverage and our expansion into new specialty classes. We have expanded our business in the heavy manufacturing and servicing sectors, while eliminating selected classes including contractors operating in California and New York.

      The following table illustrates the distribution of our total general liability gross premiums written by type of coverage for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

Umbrella liability	59.1%	45.0%	33.9%
Products liability	19.4	16.6	17.9
Directors’ and officers’ liability	0.1	2.4	4.1
Employment practices liability	0.5	0.7	1.2
All other general liability	20.9	35.3	42.9

	100.0%	100.0%	100.0%

      Workers’ compensation provides coverage for the obligations of an employer under state law to provide its employees with specified benefits for work-related injuries, deaths and diseases, regardless of fault. Typically, there are four types of benefits payable under workers’ compensation policies: medical benefits, disability benefits, death benefits and vocational rehabilitation benefits. The benefits payable and the duration of such benefits are set by statute, and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee. We offer three types of workers’ compensation products:

•	guaranteed cost products in which policy premiums are fixed for the period of coverage, and do not vary as a result of the insured’s loss experience;

•	large deductible policies in which deductibles are typically $100,000 or greater; and

•	retrospectively rated policies.

      Generally, premiums are a function of:

•	the applicable premium rate, which varies according to the employee’s duties and the business of the employer;

•	the insured employer’s experience modification factor (where applicable); and

•	the insured employer’s payroll.

      A deposit premium generally is paid at the beginning of the policy period and periodic installment payments are paid during the policy period. The final premium is determined at the end of the policy period and after the employer’s payroll records are audited. Premiums are continually reviewed for adequacy using an actuarial analysis of current and anticipated trends.

      We apply a comprehensive approach to our workers’ compensation business that benefits both us and our insureds. We emphasize loss cost containment methods which involve employers, employees and care providers that focus on cost-effective quality care and early return to work for injured employees. We also strive to prevent costs associated with fraudulent claims by applying a proactive approach to investigation and litigation of claims where appropriate. We provide our insureds loss prevention services focused on workplace safety and the prevention of accidents.

      The following table illustrates the distribution of our total workers’ compensation gross premiums written by type of coverage for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

Guaranteed cost	86.8%	81.0%	71.3%
Large deductible	9.4	9.2	15.5
Retrospectively rated	3.8	9.8	13.2

	100.0%	100.0%	100.0%

      Property provides coverage for loss or damage to buildings, inventory and equipment and financial loss due to business interruption resulting from covered property damage. Policies are typically “all risk” in nature, providing protection from natural disasters, including losses from hurricanes, windstorms, earthquakes, hail, severe winter weather and other events such as theft and vandalism, fires, explosions and storms. Certain risks such as war and nuclear risk generally are excluded from all policies. Property insurance is principally provided through fire and allied lines and inland marine coverage. Fire and allied lines insure business property for damage and protect businesses from financial loss due to business interruption. Inland marine provides coverage for goods in transit and builders’ risk for buildings in the course of construction and for tools and contractors’ equipment. We increased our property gross premiums written in 2001 due to a de-emphasis of commercial multi-peril policies which include this coverage and the writing of larger policies on an excess basis whereby our policy extends coverage beyond that of one or more policies provided by other carriers. Policies written on an excess basis comprised 35% of our property gross premiums written in 2001 and we expect this amount to increase in 2002.

      The following table illustrates the distribution of our total property gross premiums written by type of coverage for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

Fire and allied lines	24.8%	23.6%	68.6%
Inland marine	65.6	69.2	24.3
Other	9.6	7.2	7.1

	100.0%	100.0%	100.0%

      Commercial automobile provides coverages for businesses against losses arising from personal bodily injury, bodily injury to third parties, property damage to an insured’s vehicle, property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business. We target insureds with fleets of 25 to 75 vehicles, particularly those with newer model year vehicles, low driver turnover and good driving records. Our gross premiums written have declined from 1999 primarily due to the elimination of certain classes of business which we did not expect to produce an underwriting profit, such as taxis and limousines and large fleet long haul trucking.

      Commercial multi-peril combines property and liability coverage under one insurance policy. We typically write these package policies for smaller businesses where expense advantages can be gained by combining these coverages rather than purchasing two separate policies. For the years ended December 31, 1999, 2000 and 2001, approximately 51.8%, 53.0% and 61.6%, respectively, of our commercial multi-peril gross premiums written were attributable to property coverage. We intentionally wrote less commercial multi-peril business in each of 2000 and 2001 as we have substantially unbundled property and liability coverages for larger accounts and eliminated the use of this form for higher hazard grades. We intend to continue to write commercial multi-peril for smaller businesses, particularly through Seneca.

      Surety involves three party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/ obligor) the fulfilment of some obligation on the part of the principal. The surety generally has a right to recover from the principal any losses or expenses paid to the third party.

      Surety is generally classified into two broad types: contract bonds and commercial bonds. Contract bonds secure a contractor’s performance and/or payment obligation generally with respect to a construction project and are generally required by federal, state and local governments for public works projects. Our average contract bond amount was approximately $2 million in 2001, and had an average job length of approximately one and a half years. Commercial bonds cover obligations typically required by law or regulation such as bail bonds and license and permit bonds. Bail bonds, which represents the largest source of our surety premium, provide for the issuance of financial security to a court to guarantee the return at specific dates of a person facing criminal charges. We wrote $70.9 million of bail bonds gross premiums in the bail bonds business in 2001.

      The following table illustrates the distribution of our total surety gross premiums written by type of coverage for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

Commercial bonds:
Bail	0.0%	69.7%	80.1%
Other	94.4	18.6	5.6
Contract bonds	5.6	11.7	14.3

	100.0%	100.0%	100.0%

Geographic Distribution

      We are licensed and currently write insurance in all 50 states. For the year ended December 31, 2001, our top ten states represented 70.4% of direct written premiums. The following table displays the distribution of our direct premiums written by state as a percent of total direct written premiums for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

California	5.4%	8.1%	15.3%
Florida	12.3	12.3	11.3
New York	12.5	11.0	10.4
Pennsylvania	5.6	6.0	6.7
New Jersey	8.2	6.5	6.4
Texas	5.1	6.3	5.9
Illinois	3.8	4.4	5.5
Massachusetts	4.5	4.3	3.5
Colorado	3.1	3.1	2.7
Maryland	3.4	3.4	2.7
All other states(1)	36.1	34.6	29.6

	100.0%	100.0%	100.0%

(1)	No other state comprises more than 2.2% of 2001 total direct premiums written.

Methods of Distribution and Business Development

      We depend on producers to provide us with access to a wide range of business opportunities. Our ability to develop strong and mutually beneficial relationships, and successfully market our products and services to producers, is paramount to our success. All of our business is distributed through approximately 1,050 producers located throughout the United States. We intend to continue to expand our producer force. We offer our producers underwriting expertise and timely policy processing, which assists them in placing business in overlooked markets. Our service extends to loss control and claims services, particularly on large accounts where this expertise is highly valued by both the producer and the insured.

      Our producers generally fall into three categories: independent agents and brokers, national brokers, and wholesale brokers. Each of these channels has its own distinct distribution characteristics and customers. Independent agents and brokers generally operate in a limited geographic region. These producers often focus on smaller to mid-size accounts. National brokers generally have a significant number of locations throughout the United States and target larger risks requiring complex insurance analysis and placement. Our policies with these producers tend to be large, loss rated casualty products and excess property policies. Wholesale brokers primarily produce business that retail agents and brokers have difficulty placing because it is unique, unusual or hazardous.

      Since our management team was appointed in late 1999, we have significantly refined our producer business development strategy. We have:

•	established formal annual assessment criteria and business planning commitments for each of our larger producers, including financial performance, market and customer segment compatibility and growth expectations;

•	implemented new compensation structures offering incentives based on higher profitability thresholds and improved transaction efficiency;

•	refreshed our producer base appointing 480 new producers, which resulted in a significant increase in new business in 2001, and cancelled 130 independent agent and broker relationships due to lack of customer fit or inadequate profitability; and

•	entered into national broker and wholesale broker distribution channels, which accounted for approximately 60% of our new gross written premiums in 2001.

      The following table illustrates the percentage of our business, other than bail bonds, from these categories of producers for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

Independent agents and brokers	79.6%	69.4%	55.0%
National brokers	20.2	26.5	33.4
Wholesale brokers	0.2	4.1	11.6

	100.0%	100.0%	100.0%

      The portion of our business from national brokers and wholesale brokers has grown significantly since 1999, consistent with our strategy to write larger risks, which favors individual risk underwriting. During 2001 we more than doubled our new business production, with one-third of the new business written by producers who were appointed since January 1, 2000. Our business strategy is designed to increase our gross premiums written through increasing volume with our existing producers as well as continuing to selectively add new appointments. The following table displays gross premiums written from new business by producer category for the periods indicated, excluding Seneca:

	Years Ended December 31,

	1999	2000	2001

	(dollars in millions)
Independent agents and brokers	$113.6	$88.4	$154.5
National brokers	30.9	63.6	155.0
Wholesale brokers	—	17.5	59.3

Total	$144.5	$169.5	$368.8

Pricing and Underwriting

      We adhere to a disciplined underwriting strategy that focuses on profitability without regard to premium growth or market share. Each policy is individually underwritten based on particular risk and class of business. We set prices based on these risk characteristics and consider other factors such as estimated frequency and severity of expected losses, the expenses of producing the business and managing claims and an allowance for an underwriting profit. Our disciplined underwriting strategy may restrict our premium growth when market conditions do not meet our pricing and underwriting standards.

      Our underwriting process is centrally controlled by product line executives in our head office, who together have an average of approximately 25 years of experience in the insurance industry. Each executive is held accountable for the underwriting results of his or her line of business. Underwriting authority levels are established based on characteristics such as class of business, hazard grade and policy limit and are assigned based on the experience and expertise of the underwriter. Regional underwriting product line managers report to the head office executives on all underwriting matters. A significant amount of business is underwritten directly by underwriters in the head office. Large accounts, which typically include workers’ compensation, automobile, property and general liability coverage, are rated on individual loss history and projected loss patterns with the pricing developed in concert by field underwriting, head office underwriting and actuarial personnel.

      Our business is either manually-rated or judgment-rated, depending generally on the size of the risk to be priced. Manual rating begins with a classification rate provided by an industry rating bureau. We then determine deviations from this rate based on the individual characteristics and loss history of the risk, as well as the desirability of the class of business. Judgment-rating is where there is no appropriate classification rate, and the rate is developed entirely on the basis of the specific characteristics of the individual risk.

      The majority of our property business currently is written in excess of one or more underlying insurance policies. Pricing of excess property business requires significant underwriting expertise. Pricing as a percentage of total insured values is also considered on this business. Inland marine is typically rated individually by the underwriter based on the characteristics of the risk and the class of business, without the use of an industry manual rate. Our underwriting of property also considers the aggregate exposures to natural catastrophic losses and attempts to mitigate such exposure. We monitor total insured values in areas most susceptible to a hurricane or earthquake event, and use sophisticated modeling software to quantify the probable maximum loss on such events. Catastrophe exposure is also considered when pricing individual property risks.

      A significant portion of our business is large enough to be rated on its own loss history. This loss rated business is within the automobile, general liability and workers’ compensation lines of business, and includes guaranteed cost policies, where policy premiums are fixed, and loss sensitive rating programs where the ultimate costs to the insured are dependent upon its loss experience. The underwriting of larger loss rated business requires approval by head office underwriting and actuarial personnel. Loss sensitive business includes retrospectively rated policies in which premiums are adjusted based on the actual loss experience of the insured, and large deductible policies where the insured must reimburse the company for any losses below the deductible, which is typically $100,000 or greater. Both of these loss sensitive products expose us to potential credit risk since we may be due payment from the insured after coverage has been provided. Loss sensitive policies are subject to extensive financial analysis prior to binding, and generally require that the insured provide collateral as a condition to our writing the policy.

      Surety underwriting requires significant financial analysis, as well as underwriting expertise. Collateral is often required as a condition to writing the bond. In our bail bond business, we deal with one agent, who in turn deals with a significant number of agents nationally. These obligations are secured by both the one agent we deal with and its agents. We must approve, prior to binding, all bail bonds with values in excess of $500,000.

      We closely monitor underwriting on an on-going basis to enforce compliance with standards throughout the field organization. A premium register, which lists each policy processed on the prior day, is distributed daily to senior management and to the head office underwriting executives. We review these reports regularly and the underwriting executive or field underwriter is asked to justify any policy which may be inconsistent with our established underwriting standards. On larger policies, a more detailed underwriting summary sheet is prepared and distributed to senior management and the head office underwriting executives on a timely basis. This report identifies the insured name, line of business, policy premium, commission, prior loss history and other relevant information relating to the underlying risk. Each of our Chief Executive Officer and President regularly interact with the underwriting executive throughout the underwriting process and review the premium register and underwriting summary sheets on a daily basis. A detailed price monitoring process is conducted by actuarial personnel, with region and line of business pricing results released on a weekly and monthly basis. These pricing results include price increases on policies that are renewed and new business prices versus established targets that are intended to produce an underwriting profit. Large accounts which are rated based on their own loss history are monitored separately with an expected combined ratio quantified for each account.

Claims Management

      We believe that our claims management practices and philosophy provide us with an advantage over our competition. We have developed claims cost management methodologies designed to monitor, control and measure all aspects of the claims resolution process. We also have developed and implemented competitive medical management and managed care programs to control workers’ compensation claim costs. Our claims management philosophy emphasizes:

•	maintenance of timely and adequate reserves for claims, and the cost effective delivery of claims services by controlling loss and LAE;

•	financial integrity through the employment of investigative specialists who attempt to limit fraudulent claims activity and a program to pursue appropriate subrogation and recovery opportunities; and

•	exceptional customer service whereby we apply our resources to make timely investigation and resolution of customer claims.

      Since 1999, our new management team has initiated a number of organizational and process improvements relating to claims management, including:

•	restructuring our regional offices to consolidate the management of claims from 20 claims centers to seven offices in our largest markets and, in the process, performed a detailed review of claim files and made adjustments where necessary, closing many older files:

•	establishing claims reserves more quickly for casualty lines to recognize the full extent of a loss as soon as possible based on available information; and

•	more aggressively targeting for settlement older claims involving umbrella, general liability and commercial automobile.

      Substantially all claims are handled by our regional offices, with the exception of umbrella, high value casualty and large property claims, which are handled in our home office. As of December 31, 2001, we had 410 employees dedicated to claims management and administration, 81 of whom were located at our headquarters providing supervisory and control functions. These employees include adjusters, litigation specialists, regional and corporate claims management, line specialists and support staff. We regularly conduct internal reviews and audits to monitor the regional offices’ adherence to claim policies and procedures, the adequacy of case reserves, LAE, productivity and service standards.

      We continue to emphasize a specialized approach to managing our exposure to asbestos, environmental and other latent claims. We employ The RiverStone Group, a Fairfax affiliate solely focused on providing claim and reinsurance recovery services with respect to asbestos, environmental and other latent exposure claims to the Fairfax group of companies. Prior to its acquisition by Fairfax in 1999, RiverStone had already acquired significant experience in specialized claims and reinsurance recovery services of latent exposures.

Reserves

      Property and casualty insurers establish reserves to provide for future amounts needed to pay claims with respect to insured events that have occurred, including events that have not yet been reported to the insurer. Reserves are also established for LAE, representing the estimated expenses of adjusting claims, including legal and other fees, and general expenses of administering the claims settlement process.

      After a claim is reported, where appropriate, our claims personnel establish a “case reserve” for the estimated amount of the ultimate loss payment. The estimate reflects the informed judgment of management based on reserving practices and management’s experience and knowledge regarding the nature and value of the specific type of claim. Claims personnel review and update their estimates as additional information becomes available and claims proceed towards resolution. In addition, reserves are also established on an aggregate basis for losses incurred but not reported to the insurer and for potential further loss development on reported claims, including LAE (referred to collectively as IBNR).

      We derive estimates for unreported claims and development on reported claims principally from actuarial analyses of historical patterns of loss development by accident year for each type of exposure and market segment. Similarly, we derive estimates of unpaid LAE principally from actuarial analyses of historical development patterns of the relationship of LAE to losses for each line of business and type of exposure. The significant changes we have made to our operations since 1999 make it more difficult to accurately estimate our potential losses. The historical patterns upon which we typically would rely to develop reserves are not consistent with our current lines of business, net retention levels, premium sizes, risk profiles of insureds and other operational changes. As we review our reserves, we stress actuarial methodologies that recognize these new directions by line of business. We compare historical and current case, settlement and payment patterns by line to establish loss patterns that recognize the new development patterns and retention levels.

      The process of estimating loss reserves is imprecise due to a number of variables. These variables are affected by both internal and external events such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. We continually refine reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We reflect adjustments to reserves in the results of operations in the periods in which the estimates are changed. In establishing reserves, we take into account estimated recoveries for reinsurance, salvage and subrogation. The aggregate reserves are also reviewed at least annually by a nationally recognized actuarial firm.

      We discount long-term disability payments under our workers’ compensation policies using a maximum interest rate of 5%. The amount of discount was $101.5 million and $107.1 million at December 31, 2000 and 2001, respectively.

Loss Development Data

      The table below presents a reconciliation of the net liability for unpaid losses and LAE for the periods indicated:

	Year Ended December 31,

	1999	2000	2001

	(dollars in thousands)
Gross unpaid losses and LAE, beginning of year	$3,597,341	$3,492,436	$3,306,741
Less ceded unpaid losses and LAE	1,105,466	1,304,908	1,570,108

Net unpaid losses and LAE, beginning of year	2,491,875	2,187,528	1,736,633

Seneca net unpaid loss and LAE at acquisition	—	45,457	—
Losses and LAE incurred related to:
Current year	541,782	358,946	458,675
Prior years	15,082	32,156	183,073

Total losses and LAE incurred	556,864	391,102	641,748

Paid losses and LAE related to:
Current year	196,750	139,801	163,792
Prior years	664,461	747,653	667,134

Total losses and LAE paid	861,211	887,454	830,926

Net unpaid losses and LAE, end of year	2,187,528	1,736,633	1,547,455
Ceded unpaid losses and LAE	1,304,908	1,570,108	1,876,338

Gross unpaid losses and LAE, end of year	$3,492,436	$3,306,741	$3,423,793

      Reserves for losses and LAE were increased in each year based on the latest actuarial estimates. The components of development of prior years’ loss and LAE reserves are as follows for the periods indicated:

	Years Ended December 31,

	1999	2000	2001

	(dollars in thousands)
General liability	$16,490	$35,888	$224,212
Workers’ compensation	8,121	51,194	31,797
Commercial auto liability	19,005	48,408	81,563
Commercial multi-peril	56,198	14,572	81,793
Other	3,589	(2,222)	1,725

Total unfavorable development before benefit of aggregate excess of loss reinsurance	103,403	147,840	421,090
Losses and LAE ceded to aggregate excess of loss reinsurance	(88,321)	(115,684)	(238,017)

Net unfavorable development	$15,082	$32,156	$183,073

      Adverse development in calendar year 2001 was attributable to accident years 2000 (9.5% of total before benefit of aggregate excess of loss reinsurance), 1999 (29.4%), 1998 (26.4%), 1997 (10.5%) and 1996 and prior years (24.2%). The net $183.1 million of unfavorable development in 2001 was ceded to a retroactive aggregate excess of loss reinsurance contract, the benefit of which was deferred and will be amortized to earnings over the period in which the reinsurance recoveries are expected to be made.

      We also establish reserves to provide for estimated amounts recoverable from our reinsurers which they may be unable or unwilling to pay. We evaluate the creditworthiness of reinsurers, their anticipated interpretation of the applicability of reinsurance agreements to certain types of claims or exposures, and our collections experience.

      In general, asbestos, environmental and other latent liability claims may give rise to collectibility issues both because of their inherent complexity and attendant issues and because these exposures arise under insurance policies that, in many cases, were written decades ago, when we used a large number of reinsurers, some of which subsequently encountered financial difficulties. As reserves for asbestos, environmental and other latent liability exposures were increased, we also increased reserves, where appropriate, for uncollectible reinsurance. Reserves for uncollectible reinsurance were $41.2 million at December 31, 2000 and $38.3 million at December 31, 2001.

      The following loss and LAE reserve development table illustrates the development of balance sheet liabilities from 1991 through 2001 and the subsequent changes in those reserves, presented on a historical basis. The first line of the table is the estimated liability for unpaid losses and LAE, net of reinsurance recoverable, recorded at the balance sheet date for each year. The lower section of the table shows the updated amount of the previously recorded liability based on experience as of the close of each succeeding year. Care must be taken to avoid misinterpretation by those unfamiliar with this information or familiar with other data commonly reported by the insurance industry. The accompanying data is not accident year data, but rather a display of 1991 to 2001 year-end reserves and the subsequent changes in those reserves.

Ten Year Analysis of Consolidated Loss and Loss Adjustment Expense Reserve Development

Presented Net of Reinsurance with Supplemental Gross Data

	Years Ended December 31,

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

	(dollars in millions)
Reserves for unpaid losses and LAE	$2,174	$2,357	$2,292	$2,168	$2,184	$2,385	$2,383	$2,492	$2,188	$1,737	$1,547
Cumulative paid as of:
One year later	723	499	565	555	502	561	564	664	744	667
Two years later	1,099	937	964	923	876	949	1,050	1,220	1,280
Three years later	1,460	1,273	1,243	1,208	1,153	1,315	1,479	1,627
Four years later	1,735	1,479	1,449	1,394	1,432	1,648	1,767
Five years later	1,904	1,643	1,588	1,593	1,689	1,836
Six years later	2,039	1,736	1,730	1,791	1,828
Seven years later	2,115	1,863	1,882	1,897
Eight years later	2,228	1,998	1,973
Nine years later	2,351	2,076
Ten years later	2,423
Liability re-estimated as of:
One year later	2,721	2,351	2,300	2,273	2,358	2,390	2,550	2,507	2,220	1,920
Two years later	2,622	2,400	2,355	2,401	2,331	2,549	2,555	2,496	2,407
Three years later	2,659	2,428	2,460	2,372	2,460	2,542	2,546	2,561
Four years later	2,687	2,520	2,424	2,468	2,449	2,539	2,561
Five years later	2,819	2,492	2,508	2,450	2,448	2,550
Six years later	2,806	2,572	2,478	2,449	2,454
Seven years later	2,875	2,540	2,478	2,450
Eight years later	2,843	2,539	2,478
Nine years later	2,844	2,536
Ten years later	2,839
Cumulative redundancy/ (deficiency)	(665)	(179)	(186)	(282)	(270)	(165)	(178)	(69)	(219)	(183)	—
End of year:
Gross liability								$3,597	$3,492	$3,307	$3,424
Reinsurance recoverable								1,105	1,305	1,570	1,876

Net liability								$2,492	$2,188	$1,737	$1,547

Latest:
Gross liability re-estimated								$4,036	$4,001	$3,686
Reinsurance recoverable re-estimated								1,475	1,594	1,766

Net liability re-estimated								$2,561	$2,407	$1,920

Gross cumulative redundancy/ (deficiency)								$(439)	$(509)	$(379)	—

Asbestos, Environmental and Other Latent Exposures

      Claims resulting from asbestos, environmental and other latent exposures pose unique and difficult challenges to the insurance industry. The possibility that those claims would emerge was typically not contemplated at the time the polices were written, and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses.

      Asbestos claims, which began to emerge in the 1970s, were the first type of latent exposure to cause significant losses to the insurance industry. Historically, the largest asbestos claims came from manufacturers of asbestos because their claims typically involved many injured parties. Over time, case law has become reasonably well developed in the asbestos bodily injury claim area, and many of those claims from manufacturers have been settled. Recently, however, the number of asbestos bodily injury claims pertaining to suppliers and distributors of asbestos, as well as users of asbestos products, has been increasing.

      Environmental claims were the second major type of latent exposure claims to emerge and significantly affect the insurance industry. Environmental claims have generally been defined by the insurance industry as loss or potential loss related to the alleged contamination of a site resulting from operations on the site, waste disposal or other causes. Examples of environmental exposure include possible liabilities resulting from chemical waste, hazardous waste, industrial waste disposal facilities, landfills, toxic waste pits and underground storage tanks. Inconsistent federal and state case law have compounded the industry’s difficulties in adequately assessing these complex exposures.

      The principal federal statute that requires cleanup of environmental damage is the Comprehensive Environmental Response, Compensation and Liability Act passed in 1980 and better known as “Superfund.” It imposes liability on “potentially responsible parties,” subjecting them to liability for cleanup costs on National Priority List sites regardless of fault, time period and relative contribution of pollutants.

      Other latent exposure claims include those for predominantly chemical and lead exposure and to a lesser extent repetitive stress, sick building, latex products, chemical sensitivity, noise-induced hearing loss and tobacco and tobacco-related products, as well as other exposures that were not anticipated at the time the policies were written.

      We have exposure to asbestos and environmental claims arising from the sale of general liability, commercial multi-peril and umbrella insurance policies, the predominance of which were written for accident years 1985 and prior. Since 1985, we have had a specialized claims unit dedicated to the management and settlement of asbestos and environmental claims. In 2000, we entered into an agreement with RiverStone for claims handling services for asbestos and environmental claims.

      We establish both case and bulk reserves for asbestos and environmental. The bulk reserves include both a provision for potential development on known cases and a provision for claims incurred but not yet reported. The bulk reserves are established based on a detailed ground-up exposure model.

      Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties.

      Our survival ratio for environmental and asbestos related liabilities as of December 31, 2001 is ten years, reflecting full utilization of remaining indemnifications. The survival ratio represents the environmental and asbestos related reserves, net of reinsurance, on December 31, 2001 plus remaining indemnifications divided by the average paid environmental and asbestos claims, net of reinsurance, for the last three years. Our survival ratio is nine years prior to the reflection of remaining indemnifications. Our survival ratio compares favorably with A.M. Best’s 3-year average survival ratio of 6.7 years for the United States property and casualty industry. The development of reserve and claim information by latent exposure category is as follows:

	Years Ended December 31,

	1999		2000		2001

	Gross	Net	Gross	Net	Gross	Net

	(dollars in thousands)
Latent total:
Liability for unpaid losses and LAE, beginning of year	$610,577	$391,641	$650,308	$387,474	$555,748	$350,641
Losses and LAE incurred during the year	99,356	39,845	44,872	36,588	88,656	74,482
Loss and LAE paid during the year	59,625	44,012	139,432	73,421	78,346	44,897

Liability for unpaid losses and LAE, end of year	$650,308	$387,474	$555,748	$350,641	$566,058	$380,226

	Years Ended December 31,

	1999		2000		2001

	Gross	Net	Gross	Net	Gross	Net

	(dollars in thousands)
Asbestos:
Liability for unpaid losses and LAE, beginning of year	$275,625	$142,871	$310,004	$164,374	$271,226	$174,124
Losses and LAE incurred during the year	59,477	38,739	31,941	39,335	77,768	69,254
Loss and LAE paid during the year	25,098	17,236	70,719	29,585	50,791	15,232

Liability for unpaid losses and LAE, end of year	$310,004	$164,374	$271,226	$174,124	$298,203	$228,146

Environmental:
Liability for unpaid losses and LAE, beginning of year	$255,566	$187,524	$262,752	$167,172	$232,554	$145,424
Losses and LAE incurred during the year	31,677	(166)	11,680	(2,982)	7,923	2,033
Loss and LAE paid during the year	24,491	20,186	41,878	18,766	22,690	22,691

Liability for unpaid losses and LAE, end of year	$262,752	$167,172	$232,554	$145,424	$217,787	$124,766

Other Latent:
Liability for unpaid losses and LAE, beginning of year	$79,386	$61,246	$77,552	$55,928	$51,968	$31,093
Losses and LAE incurred during the year	8,202	1,272	1,251	235	2,965	3,195
Loss and LAE paid during the year	10,036	6,590	26,835	25,070	4,865	6,974

Liability for unpaid losses and LAE, end of year	$77,552	$55,928	$51,968	$31,093	$50,068	$27,314

Reinsurance

      In order to control our exposure to losses and protect our capital resources, we cede a portion of our gross policy premiums to reinsurers in exchange for the reinsurer’s agreement to share a portion of the covered losses. The purchase of reinsurance does not discharge us from our primary liability to our policyholders. The net liability we retain on individual risks varies by product and by the nature of the risk. Insured liabilities can be reinsured either by treaty, wherein reinsurers agree in advance to provide coverage above retained limits or for a specified percentage of losses attributable to specific policies, or by facultative arrangements, wherein reinsurance is provided for individual risks based on individual negotiations.

      As of January 1, 2002, our per risk reinsurance coverages were as follows:

		Reinsured
	Our Retention	Limits(1)

	(dollars in millions)
General Liability:
Umbrella	$1.0	$24.0
Directors’ and officers’ liability	18% Quota Share	$15.0
Workers’ compensation	$1.0(2)	$99.0 (2)
Property	$2.0	$48.0
Surety per principal	$5.0	$10.0
Surety per bond	Variable Quota Share (3)	$50.0

(1)	Represents the amount of loss protection above our net retention on an excess of loss basis unless otherwise noted.

(2)	We also retain 6.875% of losses in excess of $20.0 million.

(3)	Our percentage retention varies based on the bond limit. The weighted average of our retention at January 1, 2002 was 6.5%.

     We manage our exposure to catastrophes by monitoring the accumulation of insured value in catastrophe-prone areas. Our property catastrophe reinsurance treaty protects us in the event of property losses arising from one defined catastrophic occurrence or series of events. This treaty provides $155.0 million of coverage in excess of our $25.0 million retention level. We have an approximate 2% co-participation on the reinsured layer, which amounts to an additional retained loss of $3.1 million in the event that the entire treaty limit is utilized. Under certain conditions, we may recover $22.5 million of the $25.0 million net retention per occurrence.

      In 2001, we put in place two aggregate stop loss treaties to protect us from adverse development of prior years’ loss and LAE reserves. One treaty provides $400.0 million of coverage for 2000 and prior accident years. At December 31, 2001, $190.0 million of the limit was available, with additional premiums payable if the remaining limit is used. The second treaty provides $100.0 million of coverage for accident periods prior to August 13, 1998, the date we were acquired by Fairfax. A premium of $30.5 million is payable no later than June 30, 2002, which premium may be returned to us to the extent it exceeds losses ceded under this treaty.

      We have not purchased, and do not intend to purchase, any aggregate stop loss reinsurance to protect us from losses from business written in 2002.

      Reinsurance recoverables, net of uncollectible reinsurance reserves, were $1.3 billion as of December 31, 1999, $1.6 billion as of December 31, 2000 and $2.1 billion as of December 31, 2001. We regularly review our reserves for uncollectible reinsurance. Included in net reinsurance recoverables at December 31, 2001 are reserves for uncollectible paid and unpaid reinsurance totaling $38.3 million.

      Set forth below is a table showing the ten largest reinsurance recoverables by reinsurer as of December 31, 2001. Reinsurance recoverables from these reinsurers totaled approximately $1,577.5 million as of December 31, 2001, or 74.0% of reinsurance recoverable balances. Amounts recoverable from pools and associations and contingent obligations associated with structured settlements with life insurance companies amounted to an additional $190.5 million, or 8.9% of reinsurance recoverables, at December 31, 2001.

Reinsurance Recoverables as of December 31, 2001

						Gross
	A.M. Best	Security				Reinsurance	% of
Reinsurer	Rating(1)	Provided				Recoverables	Total

	(dollars in millions)
Inter-Ocean Reinsurance Company Limited(3)		$405.0	(2)			$386.7	18%
Ridge Reinsurance Limited		$235.0	(2)			233.8	11
North American Specialty Insurance Company	A++	$79.9	(6)			210.0	10
International Insurance Company(4)	B++	—				184.7	8
Federal Insurance Company	A++	$58.3	(6)			166.2	8
Mountain Ridge Insurance Company(5)		$97.0	(6),	$45.5	(7)	125.5	6
Swiss Reinsurance America Corp.	A++	$4.5	(6)			81.1	4
General Reinsurance Corp.	A++	—				69.0	3
Converium Holding AG	A	$14.8	(6)			64.2	3
American Re-Insurance Company	A++	—				56.3	2
All other		$15.0	(2),	$45.1	(7)	554.2 (8)	27

Total reinsurance recoverables						$2,131.7	100%

(1)	The A.M. Best rating system includes ratings of “A++” and “A+” (which are “Superior” ratings), “A” and “A-” (which are “Excellent” ratings), “B++” and “B+” (which are “Very Good” ratings) and nine lower ratings categories.

(2)	Value of New York Reg. 114 compliant trust accounts as of December 31, 2001.

(3)	Inter-Ocean is fully reinsured under a retrocession agreement with American Re. Inter-Ocean has assigned its payment rights under the retrocession agreement to Crum & Forster.

(4)	International Insurance is a Fairfax subsidiary which is currently in runoff, with capital and surplus as of December 31, 2001 of $319.2 million. These recoverables arise from a restructuring in 1993, prior to Fairfax’s acquisition of Crum & Forster.

(5)	Recoverable guaranteed by the St. Paul Companies (parent).

(6)	Funds held balances as of December 31, 2001.

(7)	Clean, irrevocable, unconditional and evergreen letters of credit.

(8)	84% of these recoverables are from companies having an A.M. Best rating of “A” or better.

Investments

      The following table summarizes the fair value of our investments by type of investment including cash and cash equivalents at the dates indicated:

	At December 31,

	2000	2001

	(dollars in millions)
United States government and government agencies and authorities	$1,070.2	$832.4
States, municipalities and political subdivisions	11.7	9.7
Foreign governments	1.0	1.0
Public utilities	366.3	323.9
All other corporate	833.3	684.3

Total fixed income securities	2,282.5	1,851.3
Equity securities	145.2	153.2
Cash and cash equivalents	89.3	273.6

Total	$2,517.0	$2,278.1

      As of December 31, 2001, we held investments, including cash and cash equivalents, totaling $2.3 billion. Our overall investment strategy is to maximize the total return of the portfolio while prudently preserving invested capital for protection of policyholders and providing sufficient liquidity for the payment of claims and other policy obligations. Our investment policy provides the flexibility to implement this strategy.

      Our investments are managed by Hamblin Watsa, a subsidiary of Fairfax. Our investment guidelines, which are approved by our board of directors and implemented by Hamblin Watsa, stress preservation of capital, market liquidity, diversification of risk and long-term, value-oriented style. Long-term investments generally are made using the value approach by investing in securities which we believe are selling below their intrinsic value to protect capital from loss and generate above-average, long term total returns.

      With regard to equities, no attempt is made to forecast the economy or the stock market. Equities are selected on the basis of prices which are perceived to be selling at a discount to Hamblin Watsa’s conservative estimate of intrinsic values. Downside protection is obtained by seeking a margin of safety in terms of a sound financial position.

      As regards fixed income, no attempt is made to forecast the economy or interest rates. Rather, fixed income securities are selected on the basis of yield spreads over Treasury bonds, subject to stringent credit analysis. Securities meeting these criteria may not be readily available, in which case Treasury bonds are emphasized. The fixed income portfolio currently has an average credit quality of “AA” as measured by S&P or Aa2 as measured by Moody’s, using the higher rating in the event there is a split rating. Notwithstanding the foregoing, our investments are subject to market risks and fluctuations, as well as to risks inherent in particular securities.

      On the whole, the availability of equity securities meeting our value-based criteria will dictate the portfolio’s exposure to equities. Similarly, the availability of attractive yield spreads and strong credits will determine the level of exposure to corporate bonds.

      As part of our review and monitoring process, we regularly test the impact of a simultaneous substantial reduction in common stock, preferred stock and bond prices on insurance regulatory capital to ensure that capital adequacy will be maintained at all times.

      Primarily because of the potential for large claims payments, our investment portfolio is structured to provide a high level of liquidity. The table below shows the aggregate amounts of investments available for sale, equity securities and cash and cash equivalents comprising our portfolio of invested assets:

	At December 31,

	2000	2001

	(dollars in millions)
Investments available for sale, at fair value	$2,282.5	$1,851.3
Equity securities	145.2	153.2
Cash and cash equivalents	89.3	273.6

Total invested assets	$2,517.0	$2,278.1

      We currently hold 3,307,222 shares of common stock of Zenith National Insurance Corp (NYSE: ZNT). Zenith is a holding company with total assets of approximately $1.5 billion and is principally engaged in California workers’ compensation business. Our investment in Zenith represents approximately 17.8% of its issued and outstanding shares of common stock. Fairfax and its affiliates, including us, currently own approximately 42.1% of the outstanding common stock of Zenith. Our investment in Zenith common stock is valued at approximately $92 million at December 31, 2001 which is equal to its carrying value. We currently do not intend to acquire or dispose of shares of common stock of Zenith, but may decide to do so in the future. We intend to review, on a continuous basis, various factors related to our investment in Zenith, including the price and availability of the common stock of Zenith, subsequent developments affecting Zenith’s business, other investment and business opportunities available to us and general stock market and economic conditions. Based upon these and other factors, we may decide to purchase additional shares of common stock of Zenith or may decide in the future to sell all or part of our investment in Zenith.

      As of December 31, 2001, based on the portfolio’s market value, the fixed income portion of our investment portfolio had a dollar weighted average rating of “AA,” an average duration of 8.5 years and an average yield to maturity of 6.3% before investment expenses and assuming all put features are exercised.

Market Sensitive Instruments

      Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the Treasury yield curve of 100 or 200 basis points would cause a decrease in total return of approximately 8.9% and 15.8%, respectively, which equates to a decrease in market value of approximately $163.9 million or $291.7 million, respectively, on a portfolio valued at $1,851.3 million at December 31, 2001. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

      The following table summarizes the fair value by the earliest contractual maturity of our fixed income investment portfolio at the date indicated.

	At December 31,

	2000	2001

	(dollars in millions)
Due in less than one year	$5.5	$21.3
Due after one through five years	430.7	608.8
Due after five through ten years	1,116.0	560.8
Due after ten years	730.3	660.4

Total	$2,282.5	$1,851.3

      Actual maturities may differ from the maturities shown above, which consider the existence of call features or put features. At December 31, 2000 and 2001, approximately 1.4% and 1.8%, respectively, of the fixed income securities shown above had a call feature which, at the issuer’s option, allowed the issuer to repurchase the securities on one or more dates prior to their maturity. At December 31, 2000 and 2001, approximately 52.2% and 44.8%, respectively, of the fixed income securities shown above had a put feature which, at our option, required the issuer to repurchase the investments on one or more dates prior to their maturity. For the investments listed above which have the call feature or put feature the actual maturities may be longer than the call or put date maturities, which are shown above. In the case of securities that are subject to early call by the issuer, the actual maturities will be longer than the call date maturities shown above if the issuer elects not to exercise its call feature. In the case of securities containing put features, the actual maturities will be longer than the put date maturities shown above if we elect not to exercise its put feature, but to hold the securities to their final maturity dates. The maturities of our fixed income securities, without consideration of the call or put features, indicates that at December 31, 2001, $1,522.6 million, or 82.2% of the fixed income securities portfolio, was due after ten years.

Quality of Debt Securities in Portfolio

      The following table summarizes the composition of the fair value of our fixed income investment portfolio at the dates indicated by rating as assigned by S&P or Moody’s, using the higher of these ratings for any security where there is a split rating.

	At December 31,

Rating	2000	2001

AAA/Aaa	47.4%	45.6%
AA/Aa2	10.5	8.5
A/A2	29.5	23.9
BBB/Baa2	12.0	20.2
BB/Ba2	0.6	1.8

Total	100.0%	100.0%

Competition

      The property and casualty insurance industry is highly competitive in the areas of price, service, product offerings and agent and broker relationships. According to A.M. Best, there are approximately 1,000 property and casualty organizations in the United States, comprised of approximately 2,500 property and casualty companies. Of those organizations, the top 50 accounted for approximately 75% of the consolidated industry’s total net written premiums in 2000 and no one company or company group has a market share greater than approximately 11.0%. Based on a report by A.M. Best, we believe that, including net premiums written by Seneca as if we had owned Seneca for all of 2000, we would have ranked 45th by net premiums written in commercial lines in 2000.

      We compete with large, national insurers who often have greater financial strength and broader product offerings than we do. In addition, we compete with regional companies who have an in-depth knowledge of the local insurance marketplace and who are positioned to be responsive to local needs. We believe that we are able to effectively compete with both national and regional companies due to our strong relationships with producers, combined with our underwriting expertise and timely and responsive service.

      Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, premiums charged, policy terms and conditions, services offered, reputation, broker compensation and experience. Our challenge is to retain existing business and attract new business on terms offering acceptable return potentials in an environment in which both established competitors and newer entrants are aggressively seeking premium growth. We cannot assure you that we will not face increased competition in the future and that such increased competition will not have a material adverse effect on us. See “Risk Factors.”

Ratings

      Insurance companies are rated by rating agencies to provide both industry participants and insurance consumers with meaningful information on specific insurance companies. Higher ratings generally indicate relative financial stability and a strong ability to pay claims. These ratings are based upon factors relevant to policyholders and are not directed toward protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders’ surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Our insurance operating subsidiaries hold an “A-” (Excellent) rating from A.M. Best (the fourth highest of fifteen ratings) with a negative outlook and a “BBB” financial strength rating from S&P (the fourth highest of nine ratings categories). According to

A.M. Best, if management does not achieve its near-term calendar year combined ratio targets or if there is any further deterioration in our near-term underwriting or operating performance a rating downgrade will likely result.

      We intend to pursue an improvement in our rating in conjunction with the completion of this offering.

Legal Proceedings

      In the ordinary course of business, we receive claims asserting alleged injuries and damages from asbestos, environmental and other latent exposures. As a result of these claims, we review required reserves and reinsurance recoverables. In each of these areas of exposure, we litigate individual cases when appropriate and endeavour to settle other claims on favorable terms.

      In January of 2001, Bechtel Group, Inc. and other Bechtel entities filed a lawsuit in San Francisco Superior Court (California) against us in connection with certain general liability policies that we have agreed to reinsure. Bechtel alleges, among other things, that it has overpaid premiums to us and seeks damages in excess of $20 million, plus interest, punitive damages, attorneys fees, costs and a declaration that we had and have a duty to defend and indemnify Bechtel in certain bodily injury lawsuits (including asbestos lawsuits) under Bechtel’s pre-March 1, 1978 policies. We believe that the allegations made by Bechtel are without merit and we intend to vigorously defend the lawsuit. We do not expect the lawsuit to have a material adverse effect on our financial condition.

      We are involved in numerous other lawsuits (other than asbestos, environmental and other latent exposure claims) arising, for the most part, in the ordinary course of our business operations either as a liability insurer defending third-party claims brought against our insureds or as an insurer defending coverage claims brought against us. Although there can be no assurances, we believe, based on information currently available, that the ultimate resolution of these legal proceedings will not likely have a material adverse effect on our results of operations or financial condition. See “Business — Reserves — Asbestos, Environmental and Other Latent Exposures” and Note 6 to our consolidated financial statements included elsewhere in this prospectus.

Properties

      Our principal offices are located in space leased by us in Morristown, New Jersey. The lease covers approximately 202,000 square feet of office space at 305 Madison Avenue. The term of the lease ends November 30, 2009, and provides for up to six consecutive additional terms of five years each at our option, which must be exercised not less than 330 days prior to the expiration of the then-existing term. The principal offices of U.S. Fire, North River, CF Insurance, CF Indemnity and CF Underwriters are also at this location.

      The principal offices of Seneca are located in space leased by Seneca in New York, New York. The lease covers approximately 21,500 square feet at 160 Water Street. The term of the lease ends June 30, 2007.

      We also lease office space for our branch offices. We do not own any of the real estate used for our operations. See “Certain Relationships and Related Transactions — Lease.”

Employees

      As of December 31, 2001, we had 1,171 employees. None of these employees is represented by a labor union and we consider our employee relations to be satisfactory.

INSURANCE REGULATORY MATTERS

      We are subject to regulation under the insurance statutes, including insurance holding company statutes, of various jurisdictions, including New York, the domiciliary state of US Fire and New Jersey, the domiciliary state of North River. In addition, we are subject to regulation by the insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business.

General

      Our operating subsidiaries are subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain coverages, trade practices, market conduct, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. Further, most states compel participation in and regulate composition of various shared market mechanisms. States have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of affiliate transactions, and other related matters. Our operating subsidiaries are domiciled in New York, New Jersey, Ohio, and Arizona.

      Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages if permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

      Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with the state’s regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates. Such restrictions have had, and are expected to have, no significant impact on us.

      Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer’s financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations. The 1997 examination report of North River contained minor financial adjustments which had already been addressed as part of the 1998 reserve strengthening actions. A draft of the 1998 examination report of U.S. Fire was released by NYID to us for review and response, and contained no financial adjustments. NYID has not finalized this examination report yet, pending further review of loss reserves by its independent actuaries. We do not anticipate any financial adjustments to reserves in excess of the 2001 strengthening actions as a result of this loss reserve review. The last examination for CF Insurance and CF Underwriters was conducted for the years ended December 31, 1997 and 1996, respectively, and contained no financial adjustments. CF Indemnity was last examined as of December 31, 2000 and the draft report released to the Company contained no financial adjustments. Seneca and CF Specialty have not been examined since being acquired by us in 2000.

      Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance Regulation Concerning Change or Acquisition of Control

      The insurance regulatory codes in our operating subsidiaries’ respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of “control” of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of “control” arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company generally must file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer and obtain the prior approval of such regulatory agency for the acquisition. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer’s doing business in the state if certain conditions exist, such as undue market concentration.

Regulation of Dividends and Other Payments from Our Operating Subsidiaries

      We are a legal entity separate and distinct from our subsidiaries. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiaries. Our operating subsidiaries are subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP, which differ from GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company’s outstanding liabilities and must be adequate to meet its financial needs.

      New York law provides that an insurer domiciled in New York must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend which, together with dividends declared or paid in the preceding 12 months, exceeds the lesser of (i) 10% of policyholders’ surplus as shown by its last statement on file with the New York Insurance Department and (ii) adjusted net investment income for the preceding 12-month period. Adjusted net investment income includes a carry forward of undistributed net investment income for two years. Such declaration or payment is further limited by earned surplus, as determined in accordance with statutory accounting practices prescribed or permitted in New York. Under New York law, an insurer domiciled in New York may not pay dividends to shareholders except out of earned surplus, which is defined as “the portion of the surplus that represents the net earnings, gains or profits, after deduction of all losses, that have not been distributed to the shareholders as dividends or transferred to stated capital or capital surplus or applied to other purposes permitted by law but does not include unrealized appreciation of assets.” New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of (i) 10% of policyholders’ surplus at the preceding December 31 or (ii) statutory net income for the 12-month period ending the preceding December 31. In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means

“unassigned funds (surplus)” as reported on the insurer’s annual statement as of December 31 next preceding, less unrealized capital gains and revaluation of assets.

      Due to reserve strengthening in recent years and the accounting treatment prescribed for retroactive reinsurance, US Fire, our principal New York-domiciled insurance subsidiary, and North River, our principal New Jersey domiciled insurance subsidiary, have negative earned surplus and therefore no ordinary dividend capacity at December 31, 2001. No assurance can be given that some or all of our operating subsidiaries’ domiciliary states will not adopt statutory provisions more restrictive than those currently in effect.

      As of December 31, 2001, the aggregate amount available for the payment of ordinary dividends by our operating subsidiaries during 2002 is $0.

      If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company’s policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Statutory Surplus and Capital

      In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator’s judgment, the insurance company is not maintaining adequate statutory surplus or capital. We do not currently anticipate that any regulator would limit the amount of new business that our operating subsidiaries may write given their current levels of statutory surplus and capital.

Risk-Based Capital

      In order to enhance the regulation of insurer solvency, the NAIC adopted risk-based capital (RBC) requirements for property and casualty insurance companies commencing with filings made in 1995 covering the 1994 calendar year. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company’s Authorized Control Level (ACL) RBC amount.

      The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the “Company Action Level,” requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if surplus falls below 200% of the ACL amount. The next level, the “Regulatory Action Level,” requires the company to submit a plan of corrective action and also allows the regulator to perform an examination of the company’s business and operations and issue a corrective order if surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place the company under regulatory control, including rehabilitation or liquidation, if surplus falls below 100% of that amount. The final action level, the “Mandatory Control Level,” requires the insurance commissioner to place the company under regulatory control if surplus falls below 70% of the ACL amount.

      Based on the foregoing formula, at December 31, 2001, the capital of each of our operating subsidiaries exceeded the Company Action Level, and, as a result, no regulatory response or action was required.

NAIC IRIS Ratios

      In the 1970s, the NAIC developed a set of financial relationships or “tests” called the Insurance Regulatory Information System (IRIS) that was designed to facilitate early identification of companies which may require special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data utilizing ratios covering 12 categories of financial data with defined “usual ranges” for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios. Prior to 2001, there had been instances in which certain IRIS ratios of one or more of our operating subsidiaries have fallen outside of the usual ranges. In all instances where follow-up information was requested, our responses have not resulted in additional requests or further action.

      Primarily as a result of the reserve strengthening actions recorded during 2001, US Fire, North River, CF Insurance, CF Indemnity and CF Underwriters had unusual values in a number of IRIS ratios as of December 31, 2001. US Fire reported six ratios outside of the usual range and each of the other insurance companies mentioned above had four ratios outside the usual range. Virtually all of these unusual values relate to the impact on operations and surplus of the reserve strengthening actions. We expect regulatory inquiries relative to the IRIS results and will provide information responsive to the effects of the reserve strengthening on these ratios.

Investment Regulation

      Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. As of December 31, 2001, we believe our investments complied with such laws and regulations in all material respects.

Guaranty Funds

      All fifty states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations which make assessments against member insurers to obtain funds to pay association covered claims after an insurer insolvency occurs. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. New York has a pre-assessment guaranty fund which makes assessments prior to the occurrence of an insolvency. Florida, New Jersey, New York and Pennsylvania have created, by statute, a separate guaranty association for workers’ compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

      Property and casualty guaranty fund assessments incurred by us totaled $1.3 million, $1.1 million and $0.5 million for 1999, 2000 and 2001, respectively. Our policy is to accrue for insolvencies when the loss is probable and the assessment amount can be reasonably estimated. In the case of most insurance insolvencies, our ability to reasonably estimate the insolvent insurer’s liabilities or develop a meaningful range of the insolvent’s liabilities is significantly impaired by inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, we believe that future guaranty association assessments for known insurer insolvencies will not have a material adverse effect on our results or operations or financial condition.

Shared Markets

      As a condition of their licenses to do business, our operating subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries’ participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each of our operating subsidiaries’ direct premiums written for the type of coverage written by the specific pooling mechanism in the applicable state.

      Many states have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Insurers writing workers’ compensation in those states having second-injury funds are subject to the laws creating the funds, including the various funding mechanisms that those states have adopted to fund the second-injury funds. Several of the states having larger second-injury funds utilize a premium surcharge that effectively passes the cost of the fund to policyholders. Other states assess the insurer based on paid losses and allow the insurer to recoup the assessment through future premium rates.

      Commercial automobile insurance and workers’ compensation lines have mandatory pooling arrangements on a state-by-state basis for segments of the market that have difficulty finding coverage from insurers. The shared market mechanisms for providing commercial automobile coverages are generally assigned risk plans, reinsurance facilities and joint underwriting facilities. Additionally, another pooling mechanism, a Commercial Automobile Insurance Procedure (CAIP), uses a limited number of servicing carriers to handle assignments from other insurers. The CAIP servicing carrier is paid a fee for the responsibility of handling the commercial automobile policy and paying claims. For workers’ compensation, the pooling in each state is generally in the form of a reinsurance-type arrangement with servicing carriers providing the policy services and claims handling services. The National Council of Compensation Insurance provides services for calculating member pooling of losses and expenses in 32 states, with the remainder of the states having their own independent servicing plans. Certain of our operating subsidiaries participate in the Florida Hurricane Catastrophe Fund, a state-mandated catastrophe reinsurance fund. Business insurance is also subject to pooled insurance on a small scale for commercial properties insured through the various Fair Access to Insurance Requirements Plans which exist in most states. We reported underwriting results from participation in such mandatory pools and underwriting associations of $1.4 million, $4.4 million and $(5.3) million in 1999, 2000, and 2001.

      The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on results of operations, we do not expect future losses or assessments to have a material adverse effect on our liquidity or capital resources.

Federal Regulation

      On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Gramm-Leach-Bliley Act, governing the privacy of consumer financial information. The regulations limit disclosure by financial institutions of “nonpublic personal information” about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. This is an evolving area of regulation, which requires us to continue to monitor developments.

Possible Legislative and Regulatory Changes

      In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways.

      It is not possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on us.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers as of the date of this prospectus are as follows:

Name	Age	Position

V. Prem Watsa	51	Chairman of our Board of Directors
Bruce A. Esselborn	59	Chief Executive Officer and Director
Nikolas Antonopoulos	48	President
Mary Jane Robertson	48	Senior Executive Vice President and
		Chief Financial Officer
Dennis J. Hammer	52	Controller
Valerie J. Gasparik	50	Corporate Secretary
Winslow W. Bennett(1)	76	Director
Anthony F. Griffiths(1)	71	Director
Robbert Hartog(1)	83	Director

(1)	Audit and Compensation Committee members.

     Each of our directors and officers described below has served with us since our incorporation on March 6, 2002:

      V. Prem Watsa is the Chairman of our board of directors. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax since 1985 and as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa has served as Chairman of Odyssey Re Holdings Corp. since March, 2001.

      Bruce A. Esselborn is our Chief Executive Officer and one of our directors. Mr. Esselborn has served as Chairman and Chief Executive Officer of Crum & Forster Holding Inc. since 1999. From 1997 to 1999, Mr. Esselborn was a consultant with Marsh & McLennan Risk Capital Corp. Mr. Esselborn has 35 years of experience in the insurance business. Mr. Esselborn formerly served as President of Capsure Holdings Corp. from 1990 to 1997, and Chairman, President and Chief Executive Officer of United Capitol Insurance Company, which he co-founded in 1986. Prior to 1986 Mr. Esselborn held a variety of senior operating and technical positions at the operating company level within AIG’s domestic insurance business.

      Nikolas Antonopoulos is our President. Mr. Antonopoulos has been President of Crum & Forster Holding Inc. since 2000. Mr. Antonopoulos formerly served as Principal of Marsh & McLennan Risk Capital Corp. from 1996 to 1999. Prior to 1996, Mr. Antonopoulos held a variety of senior operating positions in AIG’s Domestic Brokerage Group where he most recently held the position of Senior Vice President of Operations.

      Mary Jane Robertson is our Senior Executive Vice President and Chief Financial Officer. Ms. Robertson has served as Executive Vice President, Treasurer and a director of Crum & Forster Holding Inc. since 1999. Ms. Robertson formerly served as Managing Principal and Chief Financial Officer of Global Markets Access Limited from 1998 to 1999, and Senior Vice President and Chief Financial Officer of Capsure Holdings Corp. from 1993 to 1997. Ms. Robertson is a director of Russell Corporation.

      Dennis J. Hammer is our Controller. Mr. Hammer, who has been with Crum & Forster since 1979, has been the Controller of our operating subsidiaries since 1993.

      Valerie J. Gasparik is our Corporate Secretary. Ms. Gasparik has been the Corporate Secretary of our operating subsidiaries since 1996. Ms. Gasparik joined Crum & Forster in 1988.

      Winslow W. Bennett is a member of our board of directors. Mr. Bennett has been President of Winwood Holdings Ltd., a private investment company, for the past six years. He is a director of Fairfax and its various operating subsidiaries. Mr. Bennett is also a director of Odyssey Re Holdings Corp.

      Anthony F. Griffiths is a member of our board of directors. Since 1993, Mr. Griffiths has been an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. He is currently a director of various operating subsidiaries of Fairfax and of Alliance Atlantis Communications Inc., Leitch Technology Company, QLT Inc. and Russel Metals Inc. Mr. Griffiths is also a director of Odyssey Re Holdings Corp.

      Robbert Hartog is a member of our board of directors. Mr. Hartog has been President of Robhar Investments Limited, a private investment company, for the past six years. He is a director of Fairfax and various of its operating subsidiaries and Russel Metals Inc. Mr. Hartog is also a director of Odyssey Re Holdings Corp.

Audit Committee

      Our board of directors has established an audit committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. The audit committee’s primary responsibilities include: engaging independent accountants; appointing the chief internal auditor; approving independent audit fees; reviewing quarterly and annual financial statements, audit results and reports, including management comments and recommendations thereto; reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; evaluating reports of actual or threatened litigation; considering significant changes in accounting practices; and examining improprieties or suspected improprieties, with the authority to retain outside counsel or experts. Our audit committee is composed of Messrs. Bennett, Griffiths and Hartog.

Compensation Committee

      Our board of directors has established a compensation committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. The compensation committee’s primary responsibilities include reviewing and making recommendations to our board of directors regarding our equity incentive plan and annual incentive plan and compensation to our officers. The compensation committee also establishes and reviews general policies relating to compensation and benefits of our employees. Our compensation committee is composed of Messrs Bennett, Griffiths and Hartog.

Compensation Committee Interlocks and Insider Participation

      V. Prem Watsa, Chairman of our board of directors, is also the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited.

      Nikolas Antonopoulos, our President, is a director of US Fire, North River, CF Insurance, CF Indemnity and CF Underwriters, each of which Bruce A. Esselborn, one of our directors, is Chairman of the Board and Chief Executive Officer. Mr. Antonopoulos is also a director of CF Specialty, Seneca, Seneca Specialty Insurance Company and Sen-Tech International Holdings, Inc., of which Mr. Esselborn is a director.

      Mary Jane Robertson, our Senior Executive Vice President and Chief Financial Officer, is a director of US Fire, North River, CF Insurance, CF Indemnity and CF Underwriters, each of which Bruce A. Esselborn is Chairman of the Board and Chief Executive Officer. Ms. Robertson is also a director of CF Specialty, Seneca, Seneca Specialty Insurance Company and Sen-Tech International Holdings, Inc., of which Mr. Esselborn is a director.

      Dennis J. Hammer, our Controller, is a director of US Fire, CF Indemnity and Seneca, of which Bruce A. Esselborn is Chairman of the Board and Chief Executive Officer.

      No member of our compensation committee has at any time been an officer or employee of Crum & Forster.

Compensation of Directors

      Our three independent directors, Mr. Bennett, Mr. Griffiths and Mr. Hartog, are compensated annually in the amount of $                    , plus $          per board meeting attended and their reasonable expenses of each attendance. In addition, Mr. Bennett, Mr. Griffiths and Mr. Hartog serve on our audit and compensation committees and receive $          per committee meeting attended if held separately from the board meeting.

Executive Compensation

      The following table sets forth compensation information for our Chief Executive Officer and the four other most highly compensated executive officers, referred to as our named executive officers, during the year ended December 31, 2001:

Summary Compensation Table

					Long Term
		Annual Compensation			Compensation

				Other Annual	Restricted	All Other
		Salary	Bonus	Compensation	Stock Awards	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	($)	($)

Bruce A. Esselborn	2001	$	$	$	$	$
Chief Executive Officer
Nikolas Antonopoulos	2001
President
Mary Jane Robertson	2001
Senior Executive Vice President and Chief Financial Officer
Dennis J. Hammer	2001
Controller
Valerie J. Gasparik	2001
Corporate Secretary

(1)	As required by regulation, perquisites and other personal benefits, securities or property are only included in the “Other Annual Compensation” column where items exceed the lesser of $50,000 or 10% of an executive officer’s salary and bonus.

Employment Agreements

      We are not currently party to employment agreements with any of our executive officers. We intend to enter into employment agreements with key employees in connection with the initial public offering.

Equity-Based and Other Compensation Plans

      We intend to adopt an equity incentive plan providing for equity-based awards, an employee stock option plan, an employee stock purchase plan, and an annual bonus compensation plan in connection with our initial public offering. The terms of these plans will be finalized prior to the completion of this offering.

Defined Contribution and Profit Sharing Plans

      Our employees participate in The Individual Retirement Plan of United States Fire Insurance Company (the “Plan”), which is a defined contribution plan that is intended to qualify under sections 401(a), 401(k) and 501(a) of the Code. Under the plan, each participant is eligible to enter into a written salary reduction agreement with us whereby a participant’s salary will be reduced by a whole percentage from 1% to 20%, as elected by the participant, on either a before-tax or after-tax basis in accordance with the rules governing cash or deferred arrangements under section 401(k) of the Code, provided, however, that the aggregate amount of before-tax and after-tax contributions cannot exceed 20% of a participant’s salary. The amount deferred by a participant is contributed to the trust fund for the plan and invested in accordance with the election of the participant from among investment funds established under the trust agreement, including a Fairfax common stock investment fund. It is anticipated that after the completion of this offering an investment fund for our common stock will be added to the other investment funds available under the trust agreement. We make matching contributions to the trust fund equal to 50% of a participant’s pre-tax and after-tax contributions up to a maximum of 6% of a participant’s base salary. In addition, we make a basic profit sharing contribution to the plan trust fund equal to 3% of a participant’s salary regardless of whether the participant elects to make pre-tax or after-tax contributions. We may, at our discretion, also make a supplemental matching contribution and supplemental profit sharing contribution to a participant’s account in an amount determined in our discretion. All contributions by a participant are 100% vested at all times. A participant is 100% vested at all times in all basic and supplemental profit sharing contributions made by us. With respect to matching contributions made by us, a participant becomes vested based on years of service as follows: 20% vested after one year of service, 40% after two years, 60% after three years, 80% after four years and 100% after five years. At the election of a participant, the participant’s account under the Plan will be distributed after termination of employment or remain in the plan segregated from active participant accounts. During the year ended December 31, 2001, the following matching contributions were made under the Plan on behalf of the following named executive officers: Mr. Esselborn, $                    , Mr. Antonopoulos, $                    , Ms. Robertson, $                    , Mr. Hammer, $                    , and Ms. Gasparik, $                    .

      The Code imposes various limits on the amounts that may be contributed to the Plan by or for any participant each year. To the extent that a participant’s contributions and our matching contributions are affected by such Code limitations, such eligible employees may participate in the Supplemental Individual Retirement Plan of United States Fire Insurance Company (the “Supplemental Plan”).

      The Supplemental Plan is an unfunded plan that is not intended to be a tax qualified plan under the Code. The Supplemental Plan provides salary contributions and basic supplemental matching contributions and profit sharing contributions that would have been available to eligible employees under the plan but for the limitations imposed under the Code. All participant and employer contributions under the Supplemental Plan are subject to the same vesting schedule applicable under the Plan. During the year ended December 31, 2001, the following matching contributions under the Supplemental Plan were made on behalf of the following named executive officers: Mr. Esselborn, $                    , Mr. Antonopoulos, $                    , Ms. Robertson, $                    , Mr. Hammer, $                    and Ms. Gasparik, $                    .

      We do not maintain any defined benefit pension plans for our employees or former employees.

Other Benefit Plans

      We maintain various health and welfare insurance plans for our employees, including:                     .

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Fairfax and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with us and with our affiliates. Some of these transactions and arrangements are material and are expected to continue after the completion of this offering.

Recapitalization and Corporate Structure

      In connection with the completion of this offering, we will make a payment to Fairfax Inc. consisting of                     shares of our common stock (100% of our outstanding common stock prior to this offering) and a $                     million term note, in consideration for all of the issued and outstanding common stock of Crum & Forster Holding Inc.

      Upon the completion of this offering, public stockholders will own                      shares, or           %, of our outstanding common stock, and Fairfax Inc. will own                      shares, or           %, of our outstanding common stock (approximately           % if the underwriters’ over-allotment option is exercised in full).

Inter-Corporate Debt

      In conjunction with the completion of this offering, we will issue a $                     million            year term note to Fairfax Inc. The note will pay interest quarterly at a rate of  basis points over the three month LIBOR. Under the terms of the note, we will retain the right to repay the note at any time without bonus or penalty. The term note will contain certain covenants, which may include, among other things, restrictions on our ability to incur indebtedness and liens and restrictions on our ability to enter into a merger.

Registration Rights

      Prior to the consummation of this offering, we will enter into a registration rights agreement with Fairfax Inc. The registration rights agreement will include rights to require us to register the offer and sale of shares of our common stock held by Fairfax Inc. on up to three different occasions. Fairfax may also require us to file registration statements on Form S-3 once we become eligible to use that form. The registration rights agreement also will include the right to require us to include our common stock held by Fairfax in up to three future registration statements that we file with the Securities and Exchange Commission. We also will provide Fairfax with the right to participate in any securities offerings by us in order to maintain its percentage ownership. These rights are subject to various conditions and limitations.

      We will bear all expenses incurred in connection with these registrations, other than any underwriting discounts and commissions. Registration of shares of common stock upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act.

Investment Agreements

      Our operating subsidiaries have each entered into an investment management agreement with Hamblin Watsa Investment Counsel Ltd., authorizing Hamblin Watsa to manage an investment account on a continuous basis in accordance with our investment objectives. Under the agreements, the annual base fee payable to Hamblin Watsa is 0.10% of the total assets managed, calculated at the end of each quarter based upon the average market value of the assets under management for the three preceding months, and payable on a quarterly basis. In addition, Hamblin Watsa receives an annual incentive fee relating to the management of our equity securities accounts equal (subject to an annual maximum) to 10% of every percentage point of return in the equities account achieved in the relevant year in excess of the Standard & Poor’s 500 Index return plus 200 basis points, if the equities account has achieved such an excess on a cumulative basis from the inception of Hamblin Watsa’s management. The maximum annual fee for equity securities, including base fee and incentive fee, is subject to an annual maximum of 1.75% of the total assets managed, while the base fee is subject to an aggregate maximum of 0.25% of assets managed. Either party may terminate the agreement on thirty days’ written notice.

      Our operating subsidiaries have each entered into an investment administration agreement with Fairfax, pursuant to which Fairfax agrees to provide specified investment administration services in return for an annual fee of 0.10% of the total assets managed under the investment management agreements described above, calculated and payable quarterly.

      These investment management and investment administration agreements may be terminated by either party on 30 days’ notice. For the year ended December 31, 2001, total fees of $4.43 million were paid by us for services under the investment management and investment administration agreements.

      Subject to regulatory approval, each of our subsidiaries will enter into a new investment agreement with Hamblin Watsa and Fairfax, which will replace the existing investment management agreements and investment administration agreements, effective January 2002. The new agreements will provide for a fee of 0.30% of the total assets managed, but will otherwise contain the same terms and conditions as the existing agreements.

Benefit Claims Payment Agreement

      US Fire participates in a program of employee welfare benefits that has been established by Fairfax Inc., including dental and medical plans for employees and designated retirees. US Fire has entered into a benefit claims payment agreement effective January 1, 2001 with Fairfax wherein US Fire has agreed to fund one or more accounts as directed by Fairfax in amounts sufficient to cover disbursements related to our employees by the plans’ service provider and US Fire’s proportionate share of plan-related expenses. The agreement is for a term of one year with automatic successive renewal terms of one year each unless terminated by either party on 60 days’ written notice.

Fairfax Insurance Coverage

      Fairfax has purchased an insurance policy from Lloyd’s of London and various other insurance companies covering comprehensive crime insurance, insurance companies professional liability insurance, directors’ and officers’ liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance. Fairfax’s coverage under the policy is subject to an overall aggregate limit of $250 million combined during the policy period which runs from May 31, 2000 to May 31, 2003, subject to various single loss limits, deductibles, retentions, and other exclusions, adjustments and limitations. The comprehensive crime insurance portion of the policy covers specified losses sustained by Fairfax and certain entities, including us, in which more than 50% of the outstanding voting shares are owned directly or indirectly by Fairfax, and other entities in which Fairfax maintains an ownership interest. The professional liability insurance, directors’ and officers’ liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance portion of the policy cover specified losses sustained by Fairfax and its subsidiaries, including us, and officers and directors of Fairfax and its subsidiaries, including us, in respect of claims first made during the policy period. Coverage includes directors’ and officers’ and company liability coverage, employment practices coverage, fiduciary liability coverage, and errors and omissions coverage. Our share of the premiums for this coverage was $1,000,000, which was paid to Fairfax in December 2000.

Information Technology Services Agreement

      Under an agreement effective September 1, 2001, US Fire has agreed to obtain certain information technology services on a non-exclusive basis from Fairfax Information Technology Services, Inc., a wholly owned subsidiary of Fairfax. The agreement requires US Fire to make monthly payments based on a mutually agreed annual budget, which payments amounted to $5.3 million in 2001 for capital and operating expenditures. Under the agreement, Fairfax Information Technology is the prime contractor in overseeing, managing and providing information technology services including software application development, voice support, arranging for third party licenses, capacity planning, manpower, data protection, and asset lifecycle management. The initial term of the agreement is five years commencing September 1, 2001 and US Fire has the option of extending the initial term for any number of successive one year periods on the same terms on ninety days’ written notice prior to the end of the then current term. The agreement is renewable at the option of Fairfax Information Technology, subject to agreement upon pricing and other terms and conditions. The agreement is terminable by US Fire at any time in whole or in part on 180 days’ written notice.

Tax Sharing Arrangements

      Following this offering, we will continue to be included in the consolidated federal income tax returns of Fairfax Inc. (the “Fairfax Group”), as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Subject to the tax sharing agreement discussed in this paragraph, every member of the Fairfax Group will continue to be jointly and severally liable for the federal income tax liabilities of the Fairfax Group, and may be liable under similar rules for state income or franchise taxes of the entire group. Our subsidiaries have been parties to a tax sharing agreement with Fairfax Inc. that requires the subsidiaries to make payments to Fairfax Inc. equal to the amount of federal and state income and franchise taxes that would be paid by the subsidiaries, subject to some adjustments, if they had filed their own separate federal and state income or franchise tax returns. Subject to the immediately preceding sentence, under this tax sharing agreement Fairfax Inc. is responsible for filing and paying taxes with respect to all consolidated, or combined returns which include both Fairfax Inc. and us and our subsidiaries. Fairfax Inc. and the other member of the Fairfax Group are solely responsible, and are obligated to indemnify and hold us harmless, for any taxes that are attributable to Fairfax Inc. and such other members of the Fairfax Group. In connection with this offering, we will be added as a party to the existing tax sharing agreement, which will be restated with certain additional provisions appropriate for a non wholly owned subsidiary.

Master Repurchase Agreements

      US Fire, CF Indemnity, and CF Underwriters have each entered into a master securities repurchase agreement with Fairfax effective July 1, 2000. Each agreement provides for the repurchase of securities that are transferred to Fairfax from time to time in order to provide liquidity in the event that we are required to pay claims or other corporate obligations. Under each agreement we are obligated to repurchase from Fairfax the securities that are transferred for this purpose at a price equal to the amount initially raised from their sale plus the stated interest rate of each security pursuant to its initial sale. During the time that such securities are transferred to Fairfax, we are entitled to receive the income payable in respect of such securities.

Administrative Services Agreement

      US Fire has entered into an administrative services agreement with Fairfax Information Technology effective January 1, 2001 pursuant to which US Fire provides certain management and general services. In return for these services, Fairfax Information Technology has agreed to make monthly payments to US Fire reflecting the actual cost to US Fire of providing such services. The services to be provided by US Fire relate to corporate communications and public relations, audit, executive, legal, personnel, benefit and benefits plans, financial services including accounting and tax, technology services and facilities management. The agreement may be terminated by either party on 180 days’ written notice.

Claims Services and Management Arrangements

      US Fire and CF Indemnity have each entered into a services agreement, effective January 1, 2000, with TIG Insurance Company, a wholly owned subsidiary of Fairfax, to obtain certain services relating to issuing policies and handling claims in return for payments reflecting the actual cost of providing such services. The agreement was renewed on January 1, 2001 for one year, and will be automatically extended for successive one year terms unless terminated by either party on 180 days’ written notice.

      Under an agreement effective as of July 1, 2000, US Fire appointed RiverStone Claims Management LLC, a wholly owned subsidiary of Fairfax, as its claims manager to handle certain claims, including environmental, asbestos, tobacco, firearms and construction defect claims, referred to RiverStone by US Fire within the full policy limits and to recommend the amount of loss reserves to be established for each claim. The agreement provides for an annual service fee of $2.1 million, subject to annual adjustments. In 2001, we paid $2.4 million to RiverStone in respect of the agreement. The agreement is terminable by either party on 60 days’ written notice.

      Under an annually renewable agreement effective March 1, 1999, our operating subsidiaries, except Seneca, have agreed to obtain loss adjusting services from Cunningham Lindsay U.S., Inc., a wholly owned subsidiary of Fairfax, for property losses that result from catastrophes, including windstorms, hailstorms, hurricanes, earthquakes, and certain specialty lines including environmental losses. US Fire has agreed to a schedule of fees that delineates the amounts due for particular claims based on the type of catastrophe and the full cost of repair. Fees paid by us amounted to $258,000 in 2001.

Reinsurance Arrangements

      We have numerous reinsurance agreements in effect which include Odyssey Re Holdings Corp., an affiliate of Fairfax, and its subsidiaries as parties. Under these arrangements Odyssey Re participates in varying layers of our risk across most of our lines of business, including property and fidelity, umbrella, workers’ compensation, directors’ and officers’ liability, environmental liability and errors and omissions. The majority of these agreements may be terminated on 60 days’ notice. For the year ended December 31, 2001, we ceded $3.5 million in premiums to Odyssey Re.

      Under an agreement effective March 1, 1999, we have agreed to cede and Ranger Insurance Company, a wholly owned subsidiary of Fairfax, has agreed to reinsure 100% of direct written premiums for all business in effect or commencing on or after March 1, 1999 that is arranged or brokered through Ranger Insurance Managers, Inc., a wholly owned subsidiary of Ranger, that is classified as excess liability for public entities and that incepts, renews, has an anniversary date or comes into effect on or after March 1, 1999. This contract provides a 23% ceding commission. We may terminate the agreement at any time with ninety days prior written notice.

      Under an agreement effective November 15, 1999, we have agreed to cede and Ranger agreed to reinsure 100% of direct written premiums for all new and renewal business that is arranged or brokered through Ranger Insurance Managers that is classified as Ranger Self Storage Warehouse Program Business. The agreement provides a 33.5% ceding commission. We may terminate the agreement at any time with ninety days’ prior written notice.

      Under an agreement effective January 1, 2001, we have agreed to reinsure, and Lombard General Insurance Company of Canada has agreed to cede, 100% of the surety business of Lombard. The agreement provides a 10% ceding commission. This is a continuous term agreement that can be cancelled by either party with 60 days’ prior written notice.

      Our operating subsidiaries, excluding Seneca, have agreed to reinsure and TIG Insurance Company, a Fairfax subsidiary, has agreed to cede 100% of the surety bond business written by TIG through the surety bond division of US Fire, under an agreement effective as of January 1, 2001. The agreement allows a ceding commission to TIG of 7.35% of ceded premiums plus an amount equal to any commissions paid by TIG to an agent or sub-producer of the subject policies. The agreement is for an unspecified term and will continue until terminated by either party on 60 days’ written notice.

      We have a 24.5% participation in a $102 million property catastrophe reinsurance cover through Odyssey America for calendar years 2001 and 2002. Odyssey Re receives a ceding commission of acquisition cost plus 7.5%.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our capital stock immediately prior to the completion of this offering and as adjusted to reflect the sale of common stock by us and Fairfax Inc. in this offering by:

•	all those known by us to be beneficial owners of more than five percent of the outstanding shares of common stock;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and investment control with respect to all shares beneficially owned.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering			Offering
Number of
Name	Number	Percent	Shares Offered	Number	Percent

Fairfax Inc.(1)		%			%
Bruce A. Esselborn
Chief Executive Officer
Nikolas Antonopoulos
President
Mary Jane Robertson
Senior Executive Vice President and Chief Financial Officer
Dennis J. Hammer
Controller
Valerie J. Gasparik
Corporate Secretary
Directors
Directors and Executive Group
Subtotal

Total

(1)	Fairfax Inc. is a subsidiary of Fairfax. The principal office address of Fairfax Inc. is 305 Madison Avenue, Morristown, New Jersey 07962. The Sixty Two Investment Company Limited, a company controlled by V. Prem Watsa, Chairman of our board of directors, owns subordinated and multiple voting shares representing 55.8% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 56.3% of the total votes attached to all classes of Fairfax’s shares.

DESCRIPTION OF CAPITAL STOCK

      Our amended and restated certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, par value $.01 per share, and up to 100,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Immediately prior to the consummation of this offering,                     shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

      Holders of record of common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. The rights attached to the shares of common stock do not provide for cumulative voting rights or preemptive rights. Therefore, holders of more than 50% of the shares of common stock are able to elect all our directors eligible for election each year. All issued and outstanding shares of our common stock are, and the common stock to be sold in this offering, when issued and paid for, will be, validly issued, fully paid and non-assessable. Holders of our common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. Upon dissolution, holders of our common stock are entitled to share pro rata in the assets of our company remaining after payment in full of all our liabilities and obligations, including payment of the liquidation preference, if any, or any preferred stock then outstanding. There are no redemption or sinking provisions applicable to the common stock.

Preferred Stock

      The board of directors is authorized, subject to Delaware law, without stockholder approval, from time to time to issue up to an aggregate of 100,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. After the closing of this offering, no shares of preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Registration Rights

      We have granted certain registration rights to Fairfax Inc. For a discussion of these registration rights see “Certain Relationships and Related Transactions — Registration Rights.”

Delaware Anti-Takeover Statute and Charter Provisions

      Under Delaware law, we may not engage in a “business combination,” which includes a merger or sale of more than 10% of our assets, with any “interested stockholder,” namely, a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of any of these persons, for three years following the time that stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

•	at or after the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      The authorization of undesignated preferred stock in our charter makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, the certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent

      The transfer agent and registrar for our common stock is the Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering,                      shares of our common stock will be outstanding. Subject to the lock-up agreements described below, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless these shares are purchased by our affiliates, or persons who directly or indirectly control, are controlled by or are under common control with us. Shares held by affiliates generally may only be sold in compliance with the limitations of Rule 144 of the Securities Act.

Lock-up Agreements

      We, and each of our officers and Fairfax, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Banc of America Securities LLC:

•	directly, or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any share of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

      Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock of such other securities, in cash or otherwise. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and Fairfax has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock of any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

Rule 144

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for a least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 concerning that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Crum & Forster.

      Under Rule 144(k) as currently in effect, a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

      After the completion of this offering, Fairfax Inc., the holder of                    shares of our common stock, will be entitled to registration rights. See “Certain Relationships and Related Transactions — Registration Rights” for more information regarding these rights. Registration of these shares would result in such shares becoming freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

Stock Options

      Shortly after this offering, we intend to file a registration statement on Form S-8 covering the shares of common stock authorized for issuance under our equity incentive plan that will provide for awards of restricted shares of our common stock and stock options to purchase our common stock.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

General

      The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder. For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of common stock that is any of the following for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign estate, the income of which is not subject to U.S. federal income taxation regardless of its source;

•	a trust that is not subject to the supervision of a court within the United States and the control of one or more U.S. persons and that does not have a valid election in effect under the applicable U.S. treasury regulations to be treated as a U.S. person;

•	a foreign partnership.

      Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special tax treatment under the Internal Revenue Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

      The discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor.

Distributions

      If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S federal income tax principles. To the extent these distributions exceed those earnings and profits, the distributions will constitute a return of capital that is applied against, and will reduce, your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Dividends that are not effectively connected with a U.S. trade or business by you will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. For purposes of withholding, we will determine the amount of distribution subject to withholding based on a reasonable estimate made by us of our accumulated and current earnings and profits. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form W-8BEN, W-8IMY, or similar appropriate documentation, or substitute form certifying your qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the Internal Revenue Service.

      Dividends that are effectively connected with the conduct or a trade or business within the United States and, if a tax treaty applies, are attributable to a U.S. permanent establishment, are exempt from U.S. federal withholding tax, provided that you furnish to us or our paying agent a duly completed Form W-8ECI, or similar appropriate documentation, or substitute form certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates. In addition, if you are a foreign corporation, under certain circumstances, you may be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

      You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with a trade or business conducted by you in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate specified by an applicable income tax treaty.

•	You are an individual, hold our common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. capital losses (even though you are not considered to be a resident of the United States).

•	We are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held the common stock in which case you will be taxed on the gain from the sale pursuant to the effectively connected rules above. We believe that we never have been, are not currently and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, you still would not be subject to U.S. tax if the shares of our common stock are considered to be “regularly traded on an established securities market” and if you do not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

Federal Estate Tax

      If you are an individual who is not a citizen or resident, as defined for U.S. estate tax purposes, of the United States at the time of death, the shares of common stock held by you will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

      Under U.S. Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      U.S. federal backup withholding generally is a withholding tax imposed at the rate of 30%, subject to reduction in future years followed by a possible increase beginning in 2010, on specified payments, including dividends, to persons that fail to furnish required information.

      As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

•	is a U.S. person;

•	is a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” as defined in the Internal Revenue Code; or

•	is a foreign partnership with certain specified U.S. connections.

      Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or the beneficial owner otherwise establishes an exemption.

      Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

      Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the Internal Revenue Service.

      THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS FOR U.S. FEDERAL INCOME AND ESTATE TAX PURPOSES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OR OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement among Crum & Forster, Fairfax Inc. and each of the underwriters named below, dated the date of this prospectus, each of the underwriters named below, who are represented by Banc of America Securities LLC, have severally agreed to purchase and Crum & Forster and Fairfax Inc. have severally agreed to sell the respective number of shares of common stock shown opposite its name below.

Number
Underwriters	of Shares

Banc of America Securities LLC

Total

      The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock offered in this offering are subject to approval of certain legal matters and to specified conditions precedent. The underwriters are committed to purchase all of the shares, other than those shares covered by the over-allotment option described below, if any are purchased.

      The underwriters propose to initially offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $          per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $          per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to Fairfax. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option granted to them by Fairfax.

		Total	Total
		Without	With
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to Fairfax	$	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                     million, which will be paid by us.

      Fairfax has granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to                     additional shares of common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to various conditions, to purchase a number of additional shares proportionate to such underwriter’s initial public commitment.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      We have agreed to indemnify the underwriters against various civil liabilities, including liabilities under the Securities Act, or to contribute the payments that the underwriters may be required to make in respect of these liabilities.

      We and each of our officers and Fairfax have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Banc of America Securities LLC:

•	directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

      Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and Fairfax has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

      Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiations among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

      We have been cleared to file an original listing application for a listing of our common stock on the New York Stock Exchange under the symbol “CAF”. In order to meet one of the requirements for listing our common stock on the New York Stock Exchange, Banc of America Securities LLC has undertaken to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.

      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction that requires action for that purpose. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

      A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

      In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales, and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

      Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Fairfax in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing of this offering that could adversely affect investors who purchase in this offering.

      The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      These activities by the underwriters may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

      The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilizing transactions or in some other way or if Banc of America Securities LLC receives a report that indicates clients of such syndicate members have “flipped” the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Banc of America Securities LLC and its affiliates have provided credit and other banking and investment banking services to Fairfax and other of our affiliates, for which services they have received customary fees, and they anticipate providing such services to us and our affiliates in the future.

LEGAL MATTERS

      The validity of the shares of our common stock offered hereby and other legal matters related to this offering will be passed upon for us and Fairfax Inc. by Shearman & Sterling, New York, New York. Legal matters relating to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

EXPERTS

      The consolidated financial statements as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, included in this prospectus have been so included in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement (of which this prospectus is a part and which term shall encompass all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus in accordance with the rules and regulations of the Commission. For further information about us and the securities offered hereby, reference is made to the Registration Statement. Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

      Upon completion of this offering, we will be subject to the information and reporting requirements of the Exchange Act and in accordance therewith, will be required to file reports, proxy statements and other information with the Commission. The Registration Statement, reports, proxy statements and other information filed by us with the Commission, maybe inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Commission located at CiticorpCenter, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission’s home page on the Internet at http://www.sec.gov.

GLOSSARY OF SELECTED INSURANCE TERMS

Accident year	The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, recorded or paid.

Admitted assets	Assets of an insurer permitted by a state to be taken into account in determining the insurer’s financial condition for statutory purposes.

Admitted insurer	A company authorized to transact insurance business within a state.

Assume	To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Assumed reinsurance	Insurance liabilities acquired from a ceding company through reinsurance.

Assumption reinsurance	A transaction whereby the ceding company transfers its entire obligation under the policy to the reinsurer, who becomes liable for all obligations under the policy, including collecting premiums and paying benefits.

Attachment point	The amount of losses above which excess of loss reinsurance becomes operative.

Calendar year	The calendar year in which loss events were recorded, regardless of when the losses are actually reported or paid.

Capacity	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves	Loss reserves established with respect to outstanding, individually reported claims.

Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (i.e., not the insured) and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers’ liability, workers’ compensation, public liability, automobile liability, personal liability and aviation liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Catastrophe loss	Loss and directly identified loss expenses from catastrophes.

Catastrophe reinsurance	A form of excess of loss property reinsurance which, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a “catastrophe cover.”

Combined ratio	The sum of the loss and loss expense ratio, the underwriting expense ratio and the dividend ratio, each determined in accordance with GAAP or SAP, as applicable. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Dividend ratio	Relationship of policyholder dividends to net premiums earned.

Excess liability	Additional casualty coverage above the first layer.

Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses under reinsured policies in excess of a specified dollar amount or “retention.”

Expense ratio	See “underwriting expense ratio.”

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Fidelity and surety programs	Insurance which guarantees performance of an obligation or indemnifies for loss due to embezzlement or wrongful abstraction of money, securities or other property.

Guaranteed cost products	An insurance policy where the premiums charged will not be adjusted for actual loss experience during the covered period.

Guaranty fund	State-regulated mechanism which is financed by assessing insurers doing business in those states. Should insolvencies of an insurer occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

High or large deductible policy	An insurance policy where the customer assumes at least $25,000 or more of each loss.

Incurred but not reported (IBNR) claims	Claims under policies that have been incurred but have not yet been reported to the insurer by the insured.

Incurred but not reported (IBNR) reserves	Reserves for estimated losses and loss expenses which have been incurred but not yet reported to the insurer.

Indemnity reinsurance	A transaction whereby the reinsurer agrees to indemnify the ceding company against all or part of the loss that the latter may sustain under the policies it issued that are being reinsured. The ceding company remains primarily liable as the direct insurer on all risks ceded.

Inland marine	A broad type of insurance generally covering articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewelry, furs, fine arts and others.

Insurance Regulatory Information System (“IRIS”) ratios	Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Known loss costs	Loss and loss adjustment expenses commonly expected for a given type of risk based on historical and projected experience. In a highly competitive market, an underwriter may price a policy unprofitably, i.e. with an insufficient provision for known loss costs, in order to maintain or increase market share.

Loss	An occurrence that is the basis for submission and/or payment of a claim and the costs of indemnification of such a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss and loss expense Ratios	The ratio of incurred losses and loss expenses to net premiums earned.

Loss and loss expense Reserves	A balance sheet liability for unpaid losses and loss expenses which represents estimates of amounts needed to pay losses and expenses, including legal fees and the expense of administering the claims adjustment process, both on claims which have been reported but have not yet been resolved and on claims which have occurred but have not yet been reported.

Loss expenses	The expenses of settling claims, including legal and other fees and the portion of internal operating expenses allocated to claim settlement costs.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and consist of case reserves and IBNR reserves.

Losses and loss expenses	The sum of losses and loss expenses incurred.

Losses incurred	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Losses incurred include a provision for IBNR.

Multi-peril policies	Refers to policies which cover both property and third party liability exposures.

National Association of Insurance Commissioners (NAIC)	An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums earned	The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cessation of reinsurance.

Net premiums written	Gross premiums written less premiums ceded to reinsurers.

Novation	The substitution of one insurer (assuming company) for the original issuing insurer (ceding company) under an insurance policy, whereby the assuming company accepts all of the rights and liabilities of the insurer under the policy from the effective date of the novation and the ceding company is relieved of any further obligation under the novated policy.

Policyholders’ surplus	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Policyholder surplus is also referred to as “statutory surplus,” “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Pool	An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses being shared in agreed percentages.

Probable maximum loss (PML)	PML is the underwriter’s estimate of the largest loss expected to occur and is important in considering reinsurance needs.

Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Quota share reinsurance	Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rate of renewal/retention ratio	Current period renewal accounts or policies as a percentage of the prior period accounts or policies.

Rates	Amounts charged per unit of insurance.

Redundancy (deficiency)	Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the liability is less (greater) than the posted reserves. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reserves or loss reserves	Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.

Residual market (involuntary Business)	Insurance market which provides coverage for risks with respect to which prospective insured parties are unable to purchase insurance in the voluntary market either because the risk is too great or rate inadequacy has reduced the supply of insurance. Residual markets are frequently created by state legislation either because of lack of available coverage such as property coverage in a windstorm prone area or protection of the accident victim as in the case of workers’ compensation. The costs of the residual market are usually charged back to the direct insurance carriers in proportion to the carriers’ voluntary market shares for the type of coverage involved.

Retention	The amount of exposure an insurance company retains on any one risk or group of risks.

Retrospective premiums	Premiums related to retrospectively rated policies.

Risk retention	The amount or portion of a risk an insurer retains for its own account after ceded reinsurance. Losses above the stated retention level are collectible from the reinsurer. The retention level may be stated as a percentage or dollar amount.

Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Servicing carrier	An insurance company that provides, for a fee, various services including policy issuance, claims adjusting and customer service for insureds in a reinsurance pool.

Statutory accounting principles (SAP)	The accounting principles required by statute, regulation, or rule, or permitted by specific approval by the insurance department in the company’s state of domicile for recording transactions and preparing financial statements.

Statutory surplus	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. This sum is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses.

Structured settlements	Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy.

Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to recover the amount of the loss from another who is legally liable for it.

Surplus (Unassigned funds)	The undistributed and unappropriated amount of policyholder surplus.

Tabular reserving	A method of setting reserves for a class of risk among a given population of insureds, based on a table evaluating the likelihood and magnitude of the relevant loss among that population.

Third party liability	A liability owed to a claimant (or “third party”) who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third party claims.

Umbrella coverage	A form of insurance protection against losses in excess of amounts covered by other liability insurance policies or amounts not covered by the usual liability policies.

Underwriter	An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of such coverage.

Underwriting expense ratio	The ratio of underwriting, acquisition and other insurance expenses incurred to net premiums earned. (For statutory purposes, the ratio of underwriting expenses incurred to net premiums written.)

Underwriting expenses	All costs associated with acquiring and servicing business, including commissions, premium taxes, general and administrative expenses.

Underwriting profit or underwriting loss results	The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses, underwriting expenses and policyholder dividends from net earned premiums. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

Voluntary market	The market in which a person seeking insurance obtains coverage without the assistance of residual market mechanisms.

Workers’ compensation	A system (established under state laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
Crum & Forster Holding Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Crum & Forster Holding Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York
March 6, 2002

CRUM & FORSTER HOLDING INC.

CONSOLIDATED BALANCE SHEET

December 31,
(In thousands, except share amounts)

	2000	2001

ASSETS
Investments:
Fixed income securities, at fair value (amortized cost $2,449,127 and $1,991,551, respectively)	$2,282,549	$1,851,343
Equity securities, at fair value (cost $135,130 and $140,075, respectively)	145,209	153,214

Total investments	2,427,758	2,004,557
Cash and cash equivalents	89,275	273,586
Accrued investment income	28,620	23,522
Premium receivables	221,723	218,852
Other receivables	15,413	16,512
Reinsurance recoverables — unaffiliated	1,405,264	1,890,793
Reinsurance recoverables — affiliated	205,746	240,905
Prepaid reinsurance premiums	40,723	42,354
Deferred income taxes	235,512	293,917
Deferred policy acquisition costs	31,398	42,320
Other assets	94,240	100,641

Total assets	$4,795,672	$5,147,959

LIABILITIES
Unpaid losses and loss adjustment expenses	$3,306,741	$3,423,793
Unearned premiums	300,370	343,300
Dividends to policyholders	20,793	13,698
Deferred income on retroactive reinsurance	—	134,613
Funds held under reinsurance treaties	120,623	254,652
Accounts payable and other liabilities	245,653	258,298

Total liabilities	3,994,180	4,428,354

STOCKHOLDER’S EQUITY
Common stock, $1 par value; 1,000 shares authorized; 1,000 issued and outstanding	1	1
Additional paid-in capital	739,350	748,423
Accumulated other comprehensive loss, net of tax	(100,414)	(84,865)
Retained earnings	162,555	56,046

Total stockholder’s equity	801,492	719,605

Total liabilities and stockholder’s equity	$4,795,672	$5,147,959

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDING INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

Years Ended December 31,
(In thousands, except share amounts)

	1999	2000	2001

REVENUE
Gross premiums written	$744,888	$679,803	$843,161
Ceded premiums written	(145,750)	(173,330)	(236,063)

Net premiums written	599,138	506,473	607,098
Decrease (increase) in unearned premiums	80,511	16,243	(41,298)

Net premiums earned	679,649	522,716	565,800
Net investment income	157,711	142,586	119,171
Net realized investment gains (losses)	(7,103)	224	(5,358)
Other income, net	9,041	6,305	4,321

Total revenue	839,298	671,831	683,934

EXPENSES
Losses and loss adjustment expenses	556,864	391,102	641,748
Policy acquisition costs	109,411	98,503	90,385
Other underwriting expenses	115,709	113,558	119,358
Dividends to policyholders	10,709	5,991	2,493

Total expenses	792,693	609,154	853,984

Income (loss) before income taxes	46,605	62,677	(170,050)

Income tax expense (benefit):
Current	(2,585)	(29,309)	3,267
Deferred	12,715	20,406	(66,808)

Total income tax expense (benefit)	10,130	(8,903)	(63,541)

NET INCOME (LOSS)	$36,475	$71,580	$(106,509)

Average shares outstanding	1,000	1,000	1,000

Basic earnings (loss) per share	$36,475	$71,580	$(106,509)

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$36,475	$71,580	$(106,509)
Other comprehensive income (loss), net of tax	(224,465)	141,374	15,549

Comprehensive income (loss)	$(187,990)	$212,954	$(90,960)

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDING INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

Years Ended December 31,
(In thousands, except share amounts)

	1999	2000	2001

COMMON STOCK
Balance, beginning and end of year	$1	$1	$1

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	679,999	679,999	739,350
Capital contribution	—	59,351	9,073

Balance, end of year	679,999	739,350	748,423

ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX
Balance, beginning of year	(17,323)	(241,788)	(100,414)
Unrealized investment (losses) gains	(227,591)	143,324	18,824
Foreign currency translation	3,126	(1,950)	(3,275)

Balance, end of year	(241,788)	(100,414)	(84,865)

RETAINED EARNINGS
Balance, beginning of year	111,165	147,640	162,555
Net income (loss)	36,475	71,580	(106,509)
Dividends paid	—	(56,665)	—

Balance, end of year	147,640	162,555	56,046

TOTAL STOCKHOLDER’S EQUITY	$585,852	$801,492	$719,605

COMMON SHARES OUTSTANDING
Balance, beginning and end of year	1,000	1,000	1,000

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDING INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31,
(In thousands)

	1999	2000	2001

OPERATING ACTIVITIES:
Net income (loss)	$36,475	$71,580	$(106,509)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net realized investment gains (losses)	7,103	(224)	5,358
Depreciation and amortization	(120)	(4,950)	(3,873)
Changes in:
Accrued investment income	1,176	2,794	5,098
Premium receivables	63,519	23,885	2,871
Other receivables	(829)	(657)	(1,099)
Reinsurance recoverables	(193,161)	(246,337)	(520,688)
Prepaid reinsurance premiums	4,110	(9,353)	(1,631)
Deferred policy acquisition costs	(9,164)	2,041	(10,922)
Other assets	(3,537)	10,585	(6,401)
Unpaid losses and loss adjustment expenses	(104,905)	(263,940)	117,052
Unearned premiums	(84,621)	(6,890)	42,930
Dividends to policyholders	(224)	(3,763)	(7,095)
Deferred income on retroactive reinsurance	—	—	134,613
Funds held under reinsurance treaties	68,863	44,520	134,029
Other liabilities	(43,814)	(22,532)	21,804
Deferred income tax expense (benefit)	12,715	20,406	(66,808)
Net accretion of discount on fixed income securities	(25,599)	(21,209)	(24,948)

Total adjustments	(308,488)	(475,624)	(179,710)

Net cash used in operating activities	(272,013)	(404,044)	(286,219)

INVESTING ACTIVITIES:
Purchases of fixed income securities	(575,748)	(116,070)	(53,401)
Proceeds from sales of fixed income securities	1,059,200	517,650	526,288
Proceeds from maturities of fixed income securities	9,045	3,405	5,310
Purchases of equity securities	(215,540)	(29,940)	(10,704)
Proceeds from sales of equity securities	46,192	79,340	728
Payment for the purchase of Sen-Tech International Holdings, Inc. — net of cash and cash equivalents acquired	—	(20,137)	—
Payment for the purchase of Crum & Forster Specialty Insurance Company — net of cash and cash equivalents acquired	—	(11,684)	—
Purchase of fixed assets	(14,997)	(11,256)	(6,764)

Net cash provided by investing activities	308,152	411,308	461,457

FINANCING ACTIVITIES:
Capital contributions	—	59,351	9,073
Dividends to parent	—	(56,665)	—

Net cash provided by financing activities	—	2,686	9,073

Net increase in cash and cash equivalents	36,139	9,950	184,311
Cash and cash equivalents, beginning of year	43,186	79,325	89,275

Cash and cash equivalents, end of year	$79,325	$89,275	$273,586

Supplemental Cash Flow Information:
Income taxes (paid to) received from parent	$(79)	$9,972	$(2,861)

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

1.   Organization and Basis of Presentation

      Crum & Forster Holding Inc. (the “Company” or “Crum & Forster”) is a Delaware holding company. The Company is 100% owned by Fairfax Inc., a Wyoming holding company. Fairfax Inc. is in turn wholly owned by Fairfax Financial Holdings Limited (“Fairfax”), a Canadian financial services holding company which is publicly traded on the Toronto Stock Exchange. The Company, through its various subsidiaries, provides a full range of commercial property and casualty insurance distributed through an independent producer force located across the United States.

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries, United States Fire Insurance Company (“US Fire”), The North River Insurance Company (“North River”), Crum & Forster Indemnity Company, Crum and Forster Insurance Company, and Crum & Forster Underwriters Co. of Ohio. US Fire owns 100% of the stock of Crum & Forster Specialty Insurance Company (“Specialty”). North River owns 100% of the stock of Sen-Tech International Holdings, Inc. (“Seneca”) and its subsidiaries. As a result of the Company’s acquisition by Fairfax in August 1998, Fairfax’s purchase price of $680 million was allocated to assets acquired and liabilities assumed based upon estimated fair values at the date of acquisition. The consolidated financial statements include all the costs of doing business and material intercompany accounts and transactions are eliminated in consolidation. See Note 10 — Related Party Transactions.

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.

2.   Summary of Significant Accounting Policies

      Significant accounting policies followed by the Company are summarized below:

 Investments

      The Company’s fixed income securities and equity securities are categorized as “available for sale”, and are recorded at their fair value based primarily on quoted market prices. Unrealized gains or losses on the Company’s fixed income and equity securities, net of applicable income taxes, are included in other comprehensive income. Unrealized losses which are deemed other than temporary are charged to operations. Factors considered in evaluating whether a decline in value is other than temporary include: 1) periodic assessment of the changes in intrinsic value of investments relative to declines in market values in determining whether the underlying valuation fluctuations are other than temporary; 2) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and 3) the financial condition, credit analysis, and future prospects of the issuer.

      Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

 Cash and Cash Equivalents

      The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

 Deferred Policy Acquisition Costs

      Certain costs, consisting of commissions and premium taxes incurred in acquiring insurance premiums, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts. Realizability is determined without consideration of investment income.

 Goodwill

      The purchase price in excess of net assets acquired (“goodwill”) and net assets acquired in excess of purchase price (“negative goodwill”) are amortized on a straight-line basis over 10 years and are included in other income, net. Goodwill is included in other assets and negative goodwill is included in other liabilities on the consolidated balance sheet.

 Unpaid Losses and Loss Adjustment Expenses

      The reserves for unpaid losses and loss adjustment expenses are based on claim adjusters’ evaluations and other estimates, including those for incurred but not reported (IBNR) losses, and future salvage and subrogation recoveries. The reserves are reviewed continually during the year and changes in estimates are reflected currently in operating results. Accordingly, losses and loss adjustment expenses are charged to income as incurred.

      The reserves for unpaid losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. Management believes that reserves for unpaid losses and loss adjustment expenses are adequate.

 Dividends to Policyholders

      Dividends to policyholders are declared in accordance with the insurance contract and approved by the Company’s Board of Directors. Dividends are charged to operations as the related premiums are earned.

 Reinsurance

      The Company reinsures, in the ordinary course of business, certain risks with other insurance and reinsurance companies. These arrangements provide the means for greater diversification of business and serve to limit the net loss potential of unusually severe or frequent losses. The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder; however, the insurance company that accepted the risk assumes an obligation to the original insurer. The ceding insurer retains a contingent liability with respect to reinsurance ceded to the extent that a reinsuring company may not be able to meet its obligations. Reinsurance recoverables include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

      For retroactive reinsurance contracts, the amount by which liabilities associated with the reinsured policies exceed the amount paid for reinsurance coverage is deferred and amortized as a reduction to losses and loss adjustment expenses using the interest method.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

 Funds Held Under Reinsurance Treaties

      Premiums withheld from reinsurers under reinsurance contracts are included in funds held under reinsurance treaties. Interest generally accrues on withheld funds in accordance with contract terms and is included in net investment income.

 Income Taxes

      The Company and its subsidiaries are included in the consolidated federal income tax return filed by Fairfax Inc. The consolidated federal income tax provision is allocated to each of the companies in the consolidated group, pursuant to a written agreement, on a separate return basis.

      Deferred income taxes are provided for temporary differences between the financial statement and tax bases of assets and liabilities. Such differences relate principally to net operating loss carryforwards, unpaid losses and loss adjustment expenses, deferred income on retroactive reinsurance, unrealized net depreciation of investments, unearned premiums, and deferred policy acquisition costs. A valuation allowance for deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

 Premiums

      Insurance premiums are earned over the terms of the related policies. Unearned premium reserves are established for the unexpired portion of policy premiums. Premiums are accrued for retrospectively rated policies and policies subject to audit on an estimated basis throughout the contract or policy term. Prepaid reinsurance premiums are reported as assets. The reserve for uncollectible premiums is determined principally on the basis of past collection experience. As of December 31, 2000 and 2001, the reserve was $18,855 and $21,259, respectively.

      Bail bond premiums are recorded upon issuance of the bond based upon filed premium rates. Estimated losses, commissions and premium taxes related to bail bond premiums are recorded at the time the premiums are earned.

 Earnings Per Share

      Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. The Company has no securities outstanding that would result in the potential issuance of additional common shares.

 New Accounting Pronouncements

      Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and amended by SFAS No. 138, issued in June 2000. The requirements of SFAS No. 133, as amended, were effective for the Company in the first quarter of the fiscal year beginning January 1, 2001. The standard establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. Under the standard, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company has determined SFAS No. 133 to have no impact on the Company’s financial position and results of operations because the Company has no derivative activity.

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS No. 141 is effective for business combinations initiated after

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

June 30, 2001 and for business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The acquisition of the Company by Fairfax in 1998 resulted in the recognition of negative goodwill as a result of net assets acquired in excess of the purchase price of $97,800. Prior to adoption of SFAS No. 141, the unamortized balance of negative goodwill was $74,591 and $64,809 at December 31, 2000 and 2001, respectively, and is included in other liabilities in the consolidated balance sheet. Under SFAS No. 141, the remaining unamortized negative goodwill of $64,809 at December 31, 2001 will be recognized as a cumulative change in accounting principle on the statement of operations in 2002. Amortization of the negative goodwill of $9,782 is included in other income, net for each of the years ended December 31, 1999, 2000 and 2001, which, upon adoption of SFAS No. 141, will no longer be recognized.

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets which addresses accounting and reporting for intangible assets, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for the Company on January 1, 2002. The Company has not yet completed its assessment of the impact of SFAS No. 142 on its financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell. Depreciation (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company will adopt SFAS No. 144 effective January 1, 2002. The provisions of the new standard are generally to be applied prospectively and are not expected to significantly affect the Company’s results of operations, financial condition or liquidity.

3.   Acquisitions

      On August 31, 2000, the Company acquired, for cash consideration, all of the outstanding common stock of Seneca. This acquisition was accounted for as a purchase. The purchase price of $65,314 has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition with the balance of $6,014 recorded as goodwill. The goodwill of $5,821 and $5,212 at December 31, 2000 and 2001, respectively, is reflected in other assets in the consolidated balance sheet, while the related amortization of the goodwill acquired on a straight-line basis over 10 years of $193 and $609 for the years ended December 31, 2000 and 2001, respectively, is included in other income, net in the consolidated statement of operations. The operating results of Seneca have been included in the consolidated statement of operations from the date of acquisition.

      On December 21, 2000, the Company acquired, for cash consideration, all of the outstanding common stock of Specialty (formerly Transnational Insurance Company). This acquisition was accounted for as a purchase. The purchase price of $17,400 has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition with the balance of $2,344 recorded as goodwill. The goodwill of $2,334 and $2,099 at December 31, 2000 and 2001, respectively, is reflected in other assets in the consolidated balance sheet and is being amortized on a straight-line basis over 10 years. Amortization of goodwill of $10 and $235 for the years ended December 31, 2000 and 2001, respectively, is included in other income, net in the consolidated statement of operations. The operating results of Specialty have been included in the consolidated statement of operations from the date of acquisition.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      The following unaudited pro forma consolidated results of operations for the year ended December 31, 1999 and 2000 assume the Seneca acquisition occurred as of January 1, 1999:

	1999	2000
	(unaudited)	(unaudited)

Net premium earned	$767,301	$590,696
Net investment income	163,808	146,682
Net realized investment losses	(7,191)	(3,301)
Other income, net	8,679	5,917

Total revenue	932,597	739,994

Losses and loss adjustment expenses	610,278	434,502
Other operating expenses	269,864	244,257

Total losses and expenses	880,142	678,759

Income before income taxes	52,455	61,235
Income tax expense (benefit)	11,357	(9,515)

Net income	$41,098	$70,750

Basic/ diluted earnings per share	$41,098	$70,750

      The results for Specialty were immaterial for 1999 and 2000.

4.   Investments

      The composition of the investment portfolio, which is carried at fair value, as of December 31, 2000 follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Fixed income securities:
Bonds
United States government and government agencies and authorities	$1,136,988	$2,289	$69,084	$1,070,193
States, municipalities and political subdivisions	11,540	287	103	11,724
Foreign governments	947	50	—	997
Public utilities	384,263	291	18,209	366,345
All other corporate	915,389	674	82,773	833,290

Total fixed income securities	2,449,127	3,591	170,169	2,282,549

Equity securities:
Common stocks
Banks, trusts and insurance companies	101,987	7,547	1,320	108,214
Industrial, miscellaneous and all other	33,143	5,804	1,952	36,995

Total common stocks	135,130	13,351	3,272	145,209

Total investments	$2,584,257	$16,942	$173,441	$2,427,758

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      The composition of the investment portfolio, which is carried at fair value, as of December 31, 2001 follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Fixed income securities:
Bonds
United States government and government agencies and authorities	$919,726	$7,263	$94,628	$832,361
States, municipalities and political subdivisions	9,291	439	—	9,730
Foreign governments	953	84	—	1,037
Public utilities	331,667	511	8,240	323,938
All other corporate	729,914	2,596	48,233	684,277

Total fixed income securities	1,991,551	10,893	151,101	1,851,343

Equity securities:
Common stocks
Banks, trusts and insurance companies	98,192	3,080	47	101,225
Industrial, miscellaneous and all other	41,883	11,073	967	51,989

Total common stocks	140,075	14,153	1,014	153,214

Total investments	$2,131,626	$25,046	$152,115	$2,004,557

      The amortized cost and fair value of fixed income securities as of December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from maturities shown below due to the existence of call features or put features. At December 31, 2001, total securities subject to call represent 1.8% of total fair value and total securities containing a put feature represent 44.8% of total fair value.

	Amortized	Fair
	Cost	Value

Due in one year or less	$16,548	$16,944
Due after one year through five years	198,459	198,668
Due after five years through ten years	116,244	113,127
Due after ten years	1,660,300	1,522,604

Total fixed income	$1,991,551	$1,851,343

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      The components of net investment income for the years ended December 31, 1999, 2000 and 2001 follow:

	1999	2000	2001

Interest on fixed income securities	$162,290	$143,431	$122,088
Dividends on equity securities	1,304	4,686	4,815
Interest on cash and cash equivalents	4,894	6,840	9,930
Other	3,169	2,104	2,192

Gross investment income	171,657	157,061	139,025

Investment expenses	(8,668)	(5,666)	(5,276)
Interest on funds held under reinsurance treaties	(5,278)	(8,809)	(14,578)

Net investment income	$157,711	$142,586	$119,171

      The components of gross and net realized investment gains (losses) for the years ended December 31, 1999, 2000 and 2001 follow:

	1999	2000	2001

Fixed income securities:
Gains	$2,148	$2,074	$65
Losses	(9,326)	(12,257)	(1,151)

Net	(7,178)	(10,183)	(1,086)

Equity securities:
Gains	—	11,133	121
Losses	—	—	(3,795)

Net	—	11,133	(3,674)

Other assets:
Gains	1,322	735	131
Losses	(1,247)	(1,461)	(729)

Net	75	(726)	(598)

Total realized gains (losses):
Gains	3,470	13,942	317
Losses	(10,573)	(13,718)	(5,675)

Net	$(7,103)	$224	$(5,358)

      Included in gross losses for the year ended December 31, 2001, is $4,701 related to losses on other than temporary impairments in investments.

      Gains and losses on other assets relate to partnerships and other assets which are included in other assets on the consolidated balance sheet.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      Changes in net unrealized gains (losses) on investments, and the related tax effect, for the years ended December 31, 1999, 2000 and 2001 follow:

	1999	2000	2001

Fixed income securities	$(331,950)	$191,632	$26,370
Equity securities	(18,189)	28,469	3,060
Other assets	—	—	(438)

Subtotal	(350,139)	220,101	28,992
Deferred income taxes expense (benefit)	122,548	(76,777)	(10,168)

Net change in net unrealized gains (losses) on investments reflected in stockholder’s equity	$(227,591)	$143,324	$18,824

      Fixed income securities and cash and cash equivalents of $116,248 and $135,559 as of December 31, 2000 and 2001, respectively, were on deposit with various state regulatory authorities as required by insurance laws.

      Equity securities as of December 31, 2001 are primarily comprised of the Company’s investments in TRG Holding Corporation (27.5% owned by Fairfax and its affiliates, including 5.2% owned by the Company), HUB International Limited (36.8% owned by Fairfax and its affiliates, including 16.9% owned by the Company), Zenith National Insurance Corp. (42.0% owned by Fairfax and its affiliates, including 17.8% owned by the Company), and ORCASIA Limited, which is carried at equity (100.0% owned by Fairfax and its affiliates, including 20.3% owned by the Company).

      At December 31, 2000 and 2001, the Company’s investment in TRG Holding Corporation is carried at $7,613 and $7,756, respectively; the Company’s investment in HUB International Limited is carried at $31,695 and $34,985, respectively; and the Company’s investment in Zenith National Insurance Corp. is carried at $97,150 and $92,404, respectively. The investment in ORCASIA Limited, acquired in December 2001, is carried at $10,704 at December 31, 2001.

      At December 31, 2001, no investments, other than investments in United States government securities and the investment in Zenith National Insurance Corp., exceeded 10% of stockholder’s equity.

      Included in fixed income securities at December 31, 2001 is the Company’s investment of $17,500 in debentures issued by HUB International Limited. At the option of the holder and at any time preceding their maturity, these bonds are convertible into HUB International Limited common shares at seventeen Canadian dollars per share.

      The Company has a securities lending program administered by its custodial bank whereby securities are loaned to third parties, primarily major brokerage firms. Company policy requires a minimum of 102 percent of market value of the loaned securities to be separately maintained as collateral for the loan. In addition, the Company maintains full ownership rights to the securities loaned including the collection of associated investment income and the ability to sell the securities. The Company is not permitted to sell or repledge any collateral and therefore does not record the amount of collateral held. The loaned securities remain a recorded asset of the Company. The carrying value of securities loaned at December 31, 2000 and 2001 were $348,483 and $60,267, respectively. The collateral value retained by the Company’s custodial bank amounted to $357,202 and $61,295 as of December 31, 2000 and 2001, respectively.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

5.   Unpaid Losses and Loss Adjustment Expenses

      Activity in the liability for unpaid losses and loss adjustment expenses follows:

	1999	2000	2001

Gross unpaid losses and loss adjustment expenses, beginning of year	$3,597,341	$3,492,436	$3,306,741
Less ceded unpaid losses and loss adjustment expenses	1,105,466	1,304,908	1,570,108

Net unpaid losses and loss adjustment expenses, beginning of year	2,491,875	2,187,528	1,736,633

Acquisition of Seneca — net unpaid loss and loss adjustment expenses	—	45,457	—
Losses and loss adjustment expenses incurred related to:
Current year	541,782	358,946	458,675
Prior years	15,082	32,156	183,073

Total losses and loss adjustment expenses incurred	556,864	391,102	641,748

Total losses and loss adjustment expenses paid related to:
Current year	196,750	139,801	163,792
Prior years	664,461	747,653	667,134

Total losses and loss adjustment expenses paid	861,211	887,454	830,926

Net unpaid losses and loss adjustment expenses, end of year	2,187,528	1,736,633	1,547,455
Add ceded unpaid losses and loss adjustment expenses	1,304,908	1,570,108	1,876,338

Gross unpaid losses and loss adjustment expenses, end of year	$3,492,436	$3,306,741	$3,423,793

      Reserves were strengthened based on the latest actuarial estimates, reflecting adverse emergence primarily in the other liability, commercial auto liability, workers’ compensation and commercial multi-peril lines of business.

      The Company uses tabular reserving for workers’ compensation indemnity reserves and discounts such reserves using an interest rate of 5%. The amount of the related discount was $101,546 and $107,133 at December 31, 2000 and 2001, respectively. Accretion of the discount is immaterial to the statement of operations.

      The Company has exposure to the September 11, 2001 terrorist attacks, with claims expected to arise primarily from business interruption, business personal property and workers’ compensation insurance coverages. The Company has performed a detailed analysis of contracts believed to be exposed to this event and, as of December 31, 2001, the Company recorded loss and loss adjustment expenses for claims arising from the terrorist attacks of $167.5 million, before ceded reinsurance, and $1.5 million net of reinsurance. While this is the Company’s best estimate at this time, it could change as more information becomes available.

6.   Asbestos and Environmental Loss and Loss Adjustment Expenses

      The Company has exposure to asbestos and environmental pollution claims arising from the sale of general liability, commercial multi-peril and umbrella insurance policies, the predominance of which were written for accident years 1985 and prior.

Estimation of ultimate liabilities for these exposures is unusually difficult due to issues such as whether or not coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      The Company’s asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 1999, 2000 and 2001 is set forth in the table below:

	1999	2000	2001

Asbestos
Gross unpaid losses and loss adjustment expenses, beginning of year	$275,625	$310,004	$271,226
Less ceded unpaid losses and loss adjustment expenses	132,754	145,630	97,102

Net unpaid losses and loss adjustment expenses, beginning of year	142,871	164,374	174,124
Net losses and loss adjustment expenses incurred	38,739	39,335	69,254
Net paid losses and loss adjustment expenses	17,236	29,585	15,232

Net unpaid losses and loss adjustment expenses, end of year	164,374	174,124	228,146
Add ceded unpaid losses and loss adjustment expenses	145,630	97,102	70,057

Gross unpaid losses and loss adjustment expenses, end of year	$310,004	$271,226	$298,203

	1999	2000	2001

Environmental
Gross unpaid losses and loss adjustment expenses, beginning of year	$255,566	$262,752	$232,554
Less ceded unpaid losses and loss adjustment expenses	68,042	95,580	87,130

Net unpaid losses and loss adjustment expenses, beginning of year	187,524	167,172	145,424
Net losses and loss adjustment expenses incurred	(167)	(2,982)	2,032
Net paid losses and loss adjustment expenses	20,185	18,766	22,690

Net unpaid losses and loss adjustment expenses, end of year	167,172	145,424	124,766
Add ceded unpaid losses and loss adjustment expenses	95,580	87,130	93,021

Gross unpaid losses and loss adjustment expenses, end of year	$262,752	$232,554	$217,787

      The Company also maintains reserves for other latent exposures such as those associated with chemical and lead exposure and tobacco products, net of reinsurance, of $55,928, $31,093 and $27,314 as of December 31, 1999, 2000 and 2001, respectively.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

7.   Reinsurance

      The components of the Company’s net premiums written and net premiums earned for each of the three years ended December 31 follow:

	1999	2000	2001

Premiums written:
Direct	$730,297	$666,245	$801,268
Assumed from other companies, pools or associations	14,591	13,558	41,893
Ceded to other companies, pools or associations	(145,750)	(173,330)	(236,063)

Net premiums written	$599,138	$506,473	$607,098

Premiums earned:
Direct	$812,040	$671,277	$761,490
Assumed from other companies, pools or associations	17,424	14,973	39,060
Ceded to other companies, pools or associations	(149,815)	(163,534)	(234,750)

Net premiums earned	$679,649	$522,716	$565,800

      The components of the Company’s total reinsurance recoverables at December 31, 2000 and 2001 follow:

	2000	2001

Reinsurance receivable on paid losses and loss adjustment expenses	$40,902	$47,618
Reinsurance recoverable on unpaid losses and loss adjustment expenses	1,570,108	2,084,080

Total reinsurance recoverables	$1,611,010	$2,131,698

      Reinsurance recoverables are net of a reserve for uncollectible reinsurance of $41,200 and $38,316 at December 31, 2000 and 2001, respectively.

      The Company actively monitors and evaluates the financial condition of its reinsurers and prepares estimates of the uncollectible amounts due from troubled reinsurers. The evaluation focuses on financial and other available data such as whether or not the reinsurer is in rehabilitation or in liquidation proceedings and provides an estimate of the amount that will be ultimately collected from these troubled reinsurers. In addition to the reinsurers’ ability to pay claims, from time to time disputes arise over amounts and reinsurance coverage. The Company pursues its remedies in these cases and recognizes the impact of developments in these situations as the disputes are resolved. At December 31, 2000 and 2001, the Company’s top ten reinsurers represented 69.8% and 72.7%, respectively, of the gross reinsurance recoverable on paid and unpaid losses. At December 31, 2001, the Company’s two largest reinsurers, Inter-Ocean Reinsurance Company Ltd. and Swiss Re and subsidiaries, represented 17.8% and 13.4%, respectively, of the reinsurance recoverable on paid and unpaid losses and loss adjustment expenses. Management believes the reinsurance recoverables, net of the reserve for uncollectible reinsurance, are valid and collectible.

      During 2001, the Company entered into adverse development contracts with two reinsurers. One provided for $400,000 reinsurance coverage for accident years 2000 and prior at a cost of $80,500, which is included in funds held under reinsurance treaties. The other contract provided the Company with $19,248 of adverse development coverage for accident years prior to August 13, 1998 at a cost of $7,925. Both of these contracts are recorded as retroactive reinsurance with the future recovery of adverse development reflected on the balance sheet as deferred income, which is being amortized under the interest method. SFAS 113 requires that the adverse development of the reserves covered by these contracts be reflected as an increase to losses and LAE in the period incurred. As of December 31, 2001, the amount of deferred income on retroactive reinsurance was $134,613.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

Deferred income on the contract is amortized based on the anticipated future recoveries from the reinsurers using the interest method. The Company amortized $1,924 in 2001, which is included as a reduction to losses and loss adjustment expenses in the statement of operations.

8.   Income Taxes

      The components of income tax expense (benefit) for the years ended December 31, 1999, 2000 and 2001 follow:

	1999	2000	2001

Income tax expense (benefit):
Current	$(2,585)	$(29,309)	$3,267
Deferred	12,715	20,406	(66,808)

Total income tax expense (benefit)	$10,130	$(8,903)	$(63,541)

      Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Components of deferred income tax assets and liabilities as of December 31, 2000 and 2001 follow:

	2000	2001

Deferred tax assets:
Operating losses	$59,404	$104,722
Unpaid losses and loss adjustment expenses	81,237	55,939
Deferred income on retroactive reinsurance	—	47,115
Unrealized net depreciation of investments	54,465	46,060
Unearned premiums	18,398	21,418
Employee benefit plans	8,819	8,628
Leasehold accruals	9,326	8,328
Investments	1,192	6,348
Allowance for doubtful accounts	4,192	5,033
Policyholder dividends	5,286	4,028
Capital losses	983	1,019
Others	10,913	9,364

Deferred tax assets before valuation allowance	254,215	318,002
Valuation allowance	2,179	2,179

Deferred tax assets after valuation allowance	252,036	315,823

Deferred tax liabilities:
Deferred policy acquisition costs	10,990	14,812
Workers compensation audit premiums	2,783	3,213
Others	2,751	3,881

Deferred tax liabilities	16,524	21,906

Total deferred tax assets	$235,512	$293,917

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      As of December 31, 2000 and 2001, based on limitations imposed by Section 382 of the Internal Revenue Code related to a previous change in control of Seneca, and future expiration of its net operating loss carryforwards, management believes that it is more likely than not that a portion of the net deferred tax asset related to Seneca’s net operating loss carryforward will not be realized and has recorded a valuation allowance of $2,179 for 2000 and 2001.

      Based on projections of estimated future operations, management has assessed that the deferred income tax asset is expected to be recovered from future profitable operations.

      At December 31, 2001, the Company has net operating loss carryforwards of approximately $299,204 of which $11,519 expires in 2004. The remainder will expire in years 2019 through 2021. Capital loss carryforwards of $2,913 expire in 2005.

      The following table reconciles income taxes at the statutory federal income tax rate to the Company’s tax expense (benefit) for the years ended December 31, 1999, 2000 and 2001:

	1999		2000		2001

		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Income taxes computed on pre-tax operating income (loss)	$16,312	35.0%	$21,936	35.0%	$(59,517)	(35.0)%
Increase (decrease) in income taxes resulting from:
Dividend received deduction and tax-exempt income	(413)	(0.9)	(1,106)	(1.8)	(1,160)	(0.7)
Goodwill	(3,424)	(7.4)	(3,353)	(5.3)	(3,129)	(1.8)
Prior year provision adjustment	—	—	(26,250)	(41.9)	—	—
Others, net	(2,345)	(5.0)	(130)	(0.2)	265	0.1

Total income tax expense (benefit)	$10,130	21.7%	$(8,903)	(14.2)%	$(63,541)	(37.4)%

      In 2000, the Company recorded an adjustment to current income tax of $26,250 related to the resolution of the deductibility of certain reinsurance premiums. Under its tax sharing agreements the Company paid income taxes to Fairfax of $79 and $2,861 in 1999 and 2001, respectively, and received $9,972 from Fairfax in 2000.

      Under federal tax regulation, in the event the Company ceases to be included in the Fairfax Inc. consolidated tax return, the Company’s recorded deferred tax asset could be adjusted. As of December 31, 2001, the estimated effect of such tax deconsolidation would result in a reduction in the net operating loss carryforward and the recorded deferred tax asset of $58,247 and $20,386, respectively.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

9.   Accumulated Other Comprehensive Loss

      The following table shows the components of the change in accumulated other comprehensive loss for years ending December 31, 2000 and 2001:

	2000	2001

Beginning balance of accumulated other comprehensive loss, net of tax	$(241,788)	$(100,414)

Beginning balance of net unrealized losses on securities	(244,792)	(101,468)
Ending balance of net unrealized losses on securities	(101,468)	(82,644)

Current period change in net unrealized losses on securities	143,324	18,824

Beginning balance of foreign currency translation adjustments	3,004	1,054
Ending balance of foreign currency translation adjustments	1,054	(2,221)

Current period change in foreign currency translation adjustments	(1,950)	(3,275)

Current period change in accumulated other comprehensive loss	141,374	15,549

Ending balance of accumulated other comprehensive loss, net of tax	$(100,414)	$(84,865)

      The components of comprehensive income (loss) for the periods ending December 31, 1999, 2000 and 2001 are shown in the following table:

	1999	2000	2001

Net income (loss)	$36,475	$71,580	$(106,509)

Other comprehensive income, before tax
Unrealized gains (losses) on securities arising during the period	(350,139)	220,101	28,992
Foreign currency translation	4,809	(3,001)	(5,037)

Other comprehensive income (loss), before tax	(345,330)	217,100	23,955

Tax benefit (expense) from unrealized gains (losses) arising during the period	122,548	(76,777)	(10,168)
Tax benefit (expense) from foreign currency translation	(1,683)	1,051	1,762

Total tax benefit (expense)	120,865	(75,726)	(8,406)

Other comprehensive income (loss), net of tax	(224,465)	141,374	15,549

Comprehensive income (loss)	$(187,990)	$212,954	$(90,960)

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

10. Related Party Transactions

      The current agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax from allowing any of its subsidiaries to borrow money. These agreements are not legally binding on Crum & Forster; however, given the potential negative financial impact on Fairfax of violations of these covenants, it is expected, and should be assumed, that Fairfax, as the majority stockholder, will not permit Crum & Forster to borrow unless a modification or waiver of these covenants can be obtained.

      The Company and its subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included or deducted from income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded follow:

	1999	2000	2001

Statement of operations:
Premiums written — assumed	$—	$177	$7,061
— ceded	8,345	10,059	49,317
Premiums earned — assumed	—	41	5,566
— ceded	4,224	8,255	48,575
Losses and loss adjustment expenses	493	1,331	1,579
Balance sheet:
Reinsurance balances receivable		$—	$3,650
Reinsurance recoverable on losses and loss adjustment expenses		353	797
Unpaid losses and loss adjustment expenses		5,161	3,108
Reinsurance balances payable		102	790
Reinsurance recoverable on unpaid losses and loss adjustment expenses		205,393	240,108
Prepaid reinsurance premiums — assumed		136	1,631
— ceded		5,925	6,667

      The Company is the beneficiary of a blended aggregate stop loss reinsurance agreement effective January 1, 2000 through December 31, 2002. A domestic third party reinsurer was the sole subscribing reinsurer for the 2000 contract year. This reinsurance agreement was interceded during 2000 by such reinsurer to ORC Re Limited, a wholly owned subsidiary of Fairfax, and for the years 2001 and 2002 the sole subscribing reinsurer is ORC Re Limited. The Company retains an ultimate net loss up to 73% in 2001 and 70% in 2002 of the subject net earned premium income. Both terms are subject to a per term maximum recovery of $150,000. Pursuant to the agreement, the Company ceded premiums of 5% of the subject net earned premium income or $31,398 in 2001. Reinsurance recoverable on unpaid losses and loss adjustment expenses amounted to $39,097 at December 31, 2001.

      The Company is party to an adverse development contract with Ridge Re Limited, providing $233,750 of coverage for accident years 1992 and prior. The Company has fully utilized the limits of this contract and has a reinsurance recoverable from Ridge Re Limited at December 31, 2001 of $233,750. This reinsurance was retroceded to ORC Re Limited during 1998 after the acquisition of the Company by Fairfax. This reinsurance recoverable is fully collateralized by trust agreements.

      A former parent of the Company required the transfer of a number of policies and related assets and liabilities among insurance companies controlled by the Parent, effective through assumption and indemnity reinsurance arrangement. The assuming parties were required to seek novation of certain policies. As of

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

December 31, 2000 and 2001, reinsurance recoverable from related parties included $194,658 and $184,662, from International Insurance Company as a result of certain policies not yet accepted for novation.

      The Company has several reinsurance agreements in the normal course of business in effect with Odyssey Re Holdings Corp. (“Odyssey Re”), an affiliate of Fairfax, and its subsidiaries as parties. Under these agreements, a subsidiary of Odyssey Re participates in varying layers of risk for lines of business pertaining to property, including per risk and catastrophe, fidelity and umbrella. For the year ended December 31, 2001, the Company ceded $3,498 in premiums to this subsidiary.

      Investment management agreements have been entered into between the Company and its subsidiaries and Hamblin Watsa Investment Counsel, Ltd. (“Hamblin Watsa”), a wholly owned subsidiary of Fairfax. Pursuant to the agreements, basic and incentive fees, based upon total assets under management, are paid to Hamblin Watsa. For the years ended December 31, 1999, 2000 and 2001, $2,942, $2,348 and $2,216, respectively, of such fees are included in investment expenses.

      The Company paid investment administrative fees to Fairfax for services provided to the Company. For the years ended December 31, 1999, 2000 and 2001, $4,164, $2,348 and $2,216, respectively, for administrative fees were included in investment expenses.

      A Master Repurchase Agreement between the Company and Fairfax, effective July 1, 2000, provides for the repurchase of securities transferred to Fairfax in order to provide liquidity. The Company is obligated to repurchase from Fairfax securities transferred at a price equal to the amount initially raised from their sale plus the stated interest rate of each security pursuant to its initial sale. In December 2000, the Company transferred securities with a market value of $25,000 to Fairfax in exchange for $25,000 in cash. Subsequently, in December 2000 the Company repurchased the securities from Fairfax for $25,000 in cash. There were no outstanding repurchase transactions at December 31, 2000 and 2001.

      Fairfax has purchased an insurance policy from Lloyd’s of London and various other insurance companies covering comprehensive crime insurance, insurance companies professional liability insurance, directors’ and officers’ liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance. The Company’s share of the expense incurred for this coverage, which runs from May 31, 2000 to May 31, 2003, was $194 and $333 for the years ended December 31, 2000 and 2001, respectively, and is included in losses and loss adjustment expenses and other underwriting expenses.

      Under an agreement effective September 1, 2001, a subsidiary of the Company has agreed to obtain certain information technology services on a non-exclusive basis from Fairfax Information Technology Services, Inc. (“FITS”), a wholly owned subsidiary of Fairfax. The expense incurred for these services was $1,829 for the year ended December 31, 2001, and is included in losses and loss adjustment expenses and other underwriting expenses. In addition, FITS entered into an agreement with a subsidiary of the Company effective January 1, 2001 pursuant to which FITS is provided certain management and general services. No amounts were billed under this agreement during the year ended December 31, 2001.

      The Company entered into a services agreement, effective January 1, 2000, with TIG Insurance Company, a wholly owned subsidiary of Fairfax, to obtain certain services relating to issuing policies and handling claims. Expenses incurred for these services were $2,200 and $1,765 for the years ended December 31, 2000 and 2001, respectively, and are included in losses and loss adjustment expenses and other underwriting expenses.

      Under an agreement effective July 1, 2000, the Company appointed Riverstone Claims Management LLC, a wholly owned subsidiary of Fairfax, as its claims manager to handle certain claims, including environmental, asbestos, tobacco, firearms and construction defects. Expenses incurred for these services were $700 and $2,100 for the years ended December 31, 2000 and 2001, respectively.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      Under an annually renewable agreement effective March 1, 1999, the Company agreed to obtain loss adjusting services from Cunningham Lindsay U.S., Inc., a wholly owned subsidiary of Fairfax, for property losses that result from catastrophes, including windstorms, hailstorms, hurricanes, earthquakes, and certain specialty lines including environmental losses. Expenses incurred for these services were $653, $656 and $258 for the years ended December 31, 1999, 2000 and 2001, respectively, and are included in losses and loss adjustment expenses.

      Included in other assets on the consolidated balance sheet are amounts receivable from Fairfax affiliates of $378 and $11,997 as of December 31, 2000 and 2001, respectively, and payable to parent, subsidiaries and affiliates of $2,099 as of December 31, 2000, including amounts due to parent for income taxes of $353 and $325 as of December 31, 2000 and 2001, respectively.

      Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

11. Employee Benefits

      The Company sponsors a qualified defined contribution plan pursuant to sections 401(k) and 401(a) of the Internal Revenue Code, for which all employees are eligible after completing one year of service. The Company makes an annual contribution equal to 3% of base salary and a matching contribution equal to one-half of each employee’s contribution up to the first 6% of base salary. Certain employees also have the opportunity to participate in a non-qualified plan that permits contributions which would otherwise be limited by IRS regulations. Total defined contribution plan expense was $4,402, $3,013 and $3,199 for the years ended December 31, 1999, 2000 and 2001, respectively.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      The Company provides postretirement health care and life insurance benefits for certain retired employees. Medical benefits are provided to employees who were at least age 50 on January 1, 1994 and upon retirement are at least age 55 and have at least 15 years of service. Company contributions to the retiree medical plan are capped at the Company’s incurred claims cost in 1995. Employees hired before August 1, 1990 are eligible for retiree life insurance coverage based on defined age, service and salary criteria. The following tables provide a reconciliation of the changes in the postretirement plans, benefit obligations and fair value of assets for the years ended December 31, 2000 and 2001, and a statement of the funded status at December 31, 2000 and 2001:

	2000	2001

Changes in benefit obligation:
Benefit obligation at beginning of year	$26,476	$21,038
Service cost	22	12
Interest cost	1,490	1,447
Plan participants’ contribution	836	949
Actuarial (gain) loss	(4,465)	(4,764)
Benefits paid	(3,321)	(2,493)

Benefit obligation at end of year	$21,038	$16,189

Change in fair value of assets:
Fair value of assets at beginning of year	$—	$—
Employer contributions	2,485	1,544
Plan participants’ contribution	836	949
Benefits paid	(3,321)	(2,493)

Fair value of assets at end of year	$—	$—

Funded status:
Funded status	$(21,038)	$(16,189)
Unrecognized net actuarial gain (loss)	708	(4,064)
Unrecognized transition obligation	9,171	8,354

Accrued benefit cost	$(11,159)	$(11,899)

	1999	2000	2001

Components of net periodic benefit cost:
Service cost	$29	$22	$12
Interest cost	1,451	1,561	1,447
Amortization of transition obligation	817	817	817
Recognized net actuarial loss	—	8	8

Net periodic benefit cost	$2,297	$2,408	$2,284

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 2000 and 2001.

      For purposes of measuring the accumulated postretirement benefit obligation at December 31, 2001, the health care cost trend rates for the period 2002 through 2008 are 8.0% for participants under age 65 and 10.5%

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

for participants over age 65, and both of these rates decline gradually to 5.25% in the year 2009 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2001 by $1,679, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $169. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2001 by $1,250, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $127.

      Certain employees of the Company have been granted shares of restricted common stock of Fairfax under the Fairfax Restricted Share Plan. The restricted stock vests over periods ranging from five to ten years. Expenses of $120, $717 and $1,167 for the years ended December 31, 1999, 2000 and 2001, respectively, related to these grants are included in the statement of operations.

12. Commitments and Contingencies

      The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2009. Minimum annual rentals follow:

2002	$12,815
2003	12,385
2004	9,225
2005	7,484
2006	3,990
2007 and thereafter	3,690

Total	$49,589

      The amounts above are reduced by space subleased to other companies providing for an aggregate minimum rental recovery of $6,627.

      Rental expense, before sublease income, under these operating leases was $12,864, $11,608 and $14,952 in 1999, 2000 and 2001, respectively. The Company recognized $1,466, $1,375 and $2,055 in 1999, 2000 and 2001, respectively, from subleases. These amounts included $317 and $204 in 2000 and 2001, respectively, from related parties.

      Included in the total minimum annual rentals above is $14,571 resulting from a sale-leaseback transaction entered into in 1984 involving our office space at 305 Madison Avenue, Morristown, New Jersey. The minimum annual rentals do not include possible future adjustments based on inflation. The lease terminates November 30, 2009, and provides for up to six consecutive additional terms of five years each at our option, which must be exercised not less than 330 days prior to the expiration of the then-existing term. The sale was financed in part by a purchase money note secured by the building with a carrying value of $14,479 and $15,522 at December 31, 2000 and 2001, respectively, which is included in other receivables in the consolidated balance sheet.

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

      Effective October 12, 2000, the Company entered into an information technology services agreement with American International Technology Enterprises, Inc. The agreement has an initial term of five years and a renewal provision which extends the initial term by additional periods of one year each. Under the agreement, the Company pays baseline charges for mainframe usage and production system support with adjustments based on actual activity. Services utilized by the Company under the agreement totaled $20,916 in 2001. As of December 31, 2001, future estimated minimum payments required under the agreement are summarized below:

2002	$4,284
2003	4,284
2004	4,284
2005	3,570

Total	$16,422

      Upon 180 days prior written notice and payment of early termination fees, the Company may terminate the mainframe usage portion of the agreement at any time and production system support after eighteen months. The mainframe usage and production system support early termination fees, which decrease over the initial term of the agreement, are $1,712 and $4,075 at the earliest termination date of June 30, 2002.

      The Company has purchased structured settlement annuities from various companies in order to settle certain claim liabilities. Should these other companies become unable to make the annuity payments, the Company would be liable. The value of these annuities at December 31, 2000 and 2001 was $171,420 and $163,059, respectively, and is included in reinsurance recoverables in the consolidated balance sheet.

      The Company has been named as defendant in various litigation in the ordinary course of business. In management’s opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flows of the Company.

13.	Dividend Restrictions, Statutory Information and Capitalization

      The Company, through its subsidiaries, is subject to state regulatory restrictions which limit the maximum amount of dividends payable. The restrictions limit the payment of dividends based on the net income and policyholders’ surplus of each insurance company, and these regulations vary by state. The Company has U.S. insurance subsidiaries domiciled in the states of New York, New Jersey, Ohio and Arizona. Generally, the payment of dividends must be from the earned policyholders’ surplus of the insurance company. Any payment of dividends above the regulatory limits is subject to the approval of the Insurance Commissioner in the state of domicile.

      In 2000, the Company paid a dividend to its parent of $56,665. The Company cannot pay dividends in 2002 without the prior approval of the Insurance Commissioners of New York, New Jersey and Ohio.

      The following is the combined statutory basis net income (loss) and policyholders’ surplus of Crum & Forster’s insurance subsidiaries for the years ended as of December 31, 1999, 2000 and 2001:

	1999	2000	2001

Net income (loss)	$(19,715)	$72,761	$(63,725)
Policyholders’ surplus	689,601	769,483	708,388

      The principal differences between statutory policyholders’ surplus and stockholder’s equity, determined in accordance with accounting principles generally accepted in the United States of America, are deferred income

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

taxes, deferred policy acquisition costs, unrealized gains (losses) on investment securities, and deferred gains on retroactive reinsurance.

      Accounting principles generally accepted in the United States of America differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company’s insurance subsidiaries. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC”). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future.

      In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”) which replaced the Accounting Practices and Procedures manual effective January 1, 2001. The New York, New Jersey, Ohio and Arizona Insurance Departments have substantially adopted Codification as of January 1, 2001. The effect of adoption resulted in a net increase to policyholders’ surplus of approximately $10,259, primarily as a result of the admissibility of a portion of deferred income taxes.

      The Company owns in excess of 10% of the outstanding shares of Zenith National Insurance Corp. (“Zenith”), which requires it to be valued as an affiliate under Codification. In 2001, the Company submitted a filing for non-control of Zenith, which was approved by the Insurance Department of the State of New York. The valuation of Zenith as a non-affiliated investment is a permitted accounting practice approved by the Insurance Department in the State of New York. As of December 31, 2001, this permitted valuation increased statutory surplus by $13,777 over what it would have been had prescribed accounting practice been followed. The Company has no other material permitted accounting practices from state insurance departments.

14. Earnings per share

      Net income per common share has been computed in the following table based upon weighted average common shares outstanding:

	1999	2000	2001

Net income (loss) (in thousands)	$36,475	$71,580	$(106,509)

Weighted average common shares outstanding
Weighted average shares outstanding — Basic and diluted	1,000	1,000	1,000

Net income (loss) per common share:
Basic/ diluted	$36,475	$71,580	$(106,509)

CRUM & FORSTER HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share amounts)

15. Segment Reporting

      The Company operates in the commercial property and casualty insurance business. Net earned premiums for the Company’s lines of business for the years ended December 31, 1999, 2000 and 2001 are as follows:

	1999	2000	2001

Property	$38,990	$32,357	$55,622
Commercial multi-peril	225,560	178,703	104,401
Commercial auto	176,591	100,659	98,223
General liability	105,360	80,723	93,894
Workers’ compensation	126,493	104,930	136,309
Surety	6,655	25,344	77,351

Total	$679,649	$522,716	$565,800

      Information on the losses and loss adjustment expenses and loss and loss adjustment expense ratios of the Company’s lines of business for the years ended December 31, 1999, 2000 and 2001 is as follows:

	1999		2000		2001

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Property	$10,618	27.2%	$14,234	44.0%	$18,005	32.4%
Commercial multi-peril	190,602	84.5%	144,650	80.9%	116,746	111.8%
Commercial auto	153,681	87.0%	97,372	96.7%	126,692	129.0%
General liability	71,451	67.8%	35,515	44.0%	188,528	200.8%
Workers’ compensation	126,803	100.2%	89,058	84.9%	143,772	105.5%
Surety	3,709	55.7%	10,273	40.5%	48,005	62.1%

Total	$556,864	81.9%	$391,102	74.8%	$641,748	113.4%

      The Company does not allocate investment results or other underwriting expenses for purposes of evaluating financial performance of each line of business.

16. Subsequent Events

      In March 2002, the Board of Directors of Fairfax authorized the transfer of the Company’s common stock to Crum & Forster Holdings Corp. (“Holdings”), a newly formed holding company in exchange for shares of Holdings and term notes payable by Holdings. In addition, the Board of Directors of Fairfax authorized the sale of shares of common stock of Holdings in an initial public offering. Terms of these transactions will be finalized prior to the completion of the offering. Following the completion of the offering, the accompanying financial statements of the Company will become the historical financial statements of Holdings.

                                             Shares

Crum & Forster Holdings Corp.

Common Stock

PROSPECTUS

                                    , 2002

Banc of America Securities LLC

         Until                     , 2002, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee	$9,200
NASD filing fee	10,500
NYSE listing fee	150,000
Blue Sky fees and expenses	7,500
Printing and engraving expenses	650,000
Attorneys’ fees and expenses	1,200,000
Accountants’ fees and expenses	1,800,000
Transfer agent’s and registrar’s fees and expenses	30,000
Miscellaneous	250,000

Total	$4,107,200

The amounts set forth above are estimates except for the SEC registration fee and the NASD filing fee. The expenses set forth above will be paid by Crum & Forster Holdings Corp.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney’s fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

      Our certificate of incorporation and by-laws provide for indemnification of our directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

      In addition, we maintain liability insurance for our directors and officers.

      Reference is made to the form of Indemnification Agreement to be entered into between the registrant and each of its directors and officers filed as Exhibit 10.56 to this Registration Statement pursuant to which we will agree to indemnify such directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

      The registrant has not made any sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit
Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Amended and Restated By-Laws of the Registrant.
4.1*	Specimen Certificate representing Common Stock.
5.1	Form of Opinion of Shearman & Sterling as to the legality of the Common Stock.
10.1†	Information Technology Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective from September 1, 2001.
10.2	Information Technology Services Agreement between US Fire and American International Technology Enterprises, Inc., as amended.
10.3†	Benefit Claims Payment Agreement between Fairfax Inc. and US Fire effective as of January 1, 2001.
10.4†	Claims Service and Management Agreement between US Fire and Riverstone Claims Management LLC effective as of July 1, 2000.
10.5†	Catastrophe Agreement between US Fire and Lindsay Morden Claim Services, Inc. effective as of March 1, 1999.
10.6†	Investment Administration Agreement between Fairfax and CF Insurance effective as of August 13, 1998.
10.7†	Investment Administration Agreement between Fairfax and CF Indemnity effective as of August 13, 1998.
10.8†	Investment Administration Agreement between Fairfax and CF Underwriters effective as of August 13, 1998.
10.9†	Investment Administration Agreement between Fairfax and North River effective as of August 13, 1998.
10.10†	Investment Administration Agreement between Fairfax and Seneca effective as of August 31, 2000.
10.11†	Investment Administration Agreement between Fairfax and Transnational Insurance Company effective as of December 21, 2000.
10.12†	Investment Administration Agreement between Fairfax and US Fire effective as of August 13, 1998.
10.13†	Investment Management Agreement between Hamblin Watsa and CF Insurance effective as of August 13, 1998.
10.14†	Investment Management Agreement between Hamblin Watsa and CF Underwriters effective as of August 13, 1998.
10.15†	Investment Management Agreement between Hamblin Watsa and North River effective as of August 13, 1998.
10.16†	Investment Management Agreement between Hamblin Watsa and US Fire effective as of August 13, 1998.
10.17†	Investment Management Agreement between Hamblin Watsa and Seneca effective as of August 31, 2000.
10.18†	Investment Management Agreement between Hamblin Watsa and CF Indemnity effective as of August 13, 1998.
10.19†	Investment Management Agreement between Hamblin Watsa and Transnational Insurance Company effective as of December 21, 2000.
10.21*	Tax Sharing Agreement between Fairfax Inc. and Crum & Forster effective as of .
10.22†	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000.
10.23†	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000.
10.24†	Master Repurchase Agreement between CF Underwriters and Fairfax effective as of July 1, 2000.

Exhibit
Number	Description of Exhibit

10.25†	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000.
10.26†	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001.
10.27	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000.
10.28†	Sale/Leaseback Agreement between Crostex Associates Limited Partnership and Crum & Forster Corporation in relation to 305 Madison Avenue, Morristown, New Jersey dated March 1, 1985.
10.29†	The Individual Retirement Plan of US Fire as amended and restated effective August 13, 1998.
10.30†	Supplemental Individual Retirement Plan of US Fire effective August 13, 1998.
10.31†	Trust Agreement between US Fire and AMVESCAP National Trust Company relating to The Individual Retirement Plan of US Fire effective April 30, 2001.
10.32*	Employment Agreement among Douglas Libby, Crum & Forster, Sen-Tech International Holdings, Inc. and Seneca effective as of April 26, 2000.
10.35	Stock Purchase Agreement between PXRE Reinsurance Company and US Fire effective as of October 5, 2000.
10.37†	Reinsurance Agreement between Lombard General Insurance Company of Canada and US Fire effective as of January 1, 2001.
10.38†	Reinsurance Agreement between Ranger Insurance Company and North River effective as of March 1, 1999.
10.39	Reinsurance Agreement between Ranger Insurance Company and North River effective as of November 15, 1999.
10.40	Assumption and Indemnity Reinsurance Agreement between US Fire and various assuming reinsurers effective as of January 1, 1993.
10.41*	Form of Registration Rights Agreement between Fairfax Inc. and Crum & Forster Holdings Corp.
10.42*	Form of Term Note.
10.43*	Plan, as amended.
10.44*	Form of Exchange Agreement between Fairfax Inc. and Crum & Forster Holdings Corp.
10.45*	Form of Indemnification Agreement between Crum & Forster Holdings Corp. and each of its directors and officers.
21.1	List of the Registrant’s Subsidiaries.
23.1*	Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP to use of reports dated March 6, 2001 relating to the financial statements and financial statement schedules of Crum & Forster Holding Inc.
23.3†	Consent of PricewaterhouseCoopers LLP to use of report regarding Schedules 99.1 to 99.6.
24.1†	Powers of Attorney.
99.1†	Schedule I — Summary of Investments — Other Than Investments in Related Parties.
99.2	Schedule II — Condensed Financial Information of Crum & Forster Holding Inc.
99.3†	Schedule III — Supplementary Insurance Information.
99.4†	Schedule IV — Reinsurance.
99.5†	Schedule V — Valuation and Qualifying Accounts.
99.6†	Schedule VI — Supplemental Information Concerning Property-Casualty Insurance.
99.7	Report of PricewaterhouseCoopers LLP regarding Schedules 99.1 to 99.6 herein dated March 6, 2001.

*	To be filed by amendment.

†	Previously filed.

ITEM 17. UNDERTAKINGS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such name as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on April 16, 2002.

CRUM & FORSTER HOLDINGS CORP.

By:	/s/ MARY JANE ROBERTSON

Name: Mary Jane Robertson
Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Bruce A. Esselborn	Director and Principal Executive Officer	April 16, 2002

/s/ MARY JANE ROBERTSON Mary Jane Robertson	Principal Financial and Accounting Officer	April 16, 2002

* V. Prem Watsa	Director	April 16, 2002

* Winslow W. Bennett	Director	April 16, 2002

* Anthony F. Griffiths	Director	April 16, 2002

Robbert Hartog	Director

*By:	/s/ MARY JANE ROBERTSON

Attorney-in-fact

INDEX OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Amended and Restated By-Laws of the Registrant.
4.1*	Specimen Certificate representing Common Stock.
5.1	Form of Opinion of Shearman & Sterling as to the legality of the Common Stock.
10.1†	Information Technology Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective from September 1, 2001.
10.2	Information Technology Services Agreement between US Fire and American International Technology Enterprises, Inc., as amended.
10.3†	Benefit Claims Payment Agreement between Fairfax Inc. and US Fire effective as of January 1, 2001.
10.4†	Claims Service and Management Agreement between US Fire and Riverstone Claims Management LLC effective as of July 1, 2000.
10.5†	Catastrophe Agreement between US Fire and Lindsay Morden Claim Services, Inc. effective as of March 1, 1999.
10.6†	Investment Administration Agreement between Fairfax and CF Insurance effective as of August 13, 1998.
10.7†	Investment Administration Agreement between Fairfax and CF Indemnity effective as of August 13, 1998.
10.8†	Investment Administration Agreement between Fairfax and CF Underwriters effective as of August 13, 1998.
10.9†	Investment Administration Agreement between Fairfax and North River effective as of August 13, 1998.
10.10†	Investment Administration Agreement between Fairfax and Seneca effective as of August 31, 2000.
10.11†	Investment Administration Agreement between Fairfax and Transnational Insurance Company effective as of December 21, 2000.
10.12†	Investment Administration Agreement between Fairfax and US Fire effective as of August 13, 1998.
10.13†	Investment Management Agreement between Hamblin Watsa and CF Insurance effective as of August 13, 1998.
10.14†	Investment Management Agreement between Hamblin Watsa and CF Underwriters effective as of August 13, 1998.
10.15†	Investment Management Agreement between Hamblin Watsa and North River effective as of August 13, 1998.
10.16†	Investment Management Agreement between Hamblin Watsa and US Fire effective as of August 13, 1998.
10.17†	Investment Management Agreement between Hamblin Watsa and Seneca effective as of August 31, 2000.
10.18†	Investment Management Agreement between Hamblin Watsa and CF Indemnity effective as of August 13, 1998.
10.19†	Investment Management Agreement between Hamblin Watsa and Transnational Insurance Company effective as of December 21, 2000.
10.21*	Tax Sharing Agreement between Fairfax Inc. and Crum & Forster effective as of .
10.22†	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

10.23†	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000.
10.24†	Master Repurchase Agreement between CF Underwriters and Fairfax effective as of July 1, 2000.
10.25†	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000.
10.26†	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001.
10.27	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000.
10.28†	Sale/Leaseback Agreement between Crostex Associates Limited Partnership and Crum & Forster Corporation in relation to 305 Madison Avenue, Morristown, New Jersey dated March 1, 1985.
10.29†	The Individual Retirement Plan of US Fire as amended and restated effective August 13, 1998.
10.30†	Supplemental Individual Retirement Plan of US Fire effective August 13, 1998.
10.31†	Trust Agreement between US Fire and AMVESCAP National Trust Company relating to The Individual Retirement Plan of US Fire effective April 30, 2001.
10.32*	Employment Agreement among Douglas Libby, Crum & Forster, Sen-Tech International Holdings, Inc. and Seneca effective as of April 26, 2000.
10.35	Stock Purchase Agreement between PXRE Reinsurance Company and US Fire effective as of October 5, 2000.
10.37†	Reinsurance Agreement between Lombard General Insurance Company of Canada and US Fire effective as of January 1, 2001.
10.38†	Reinsurance Agreement between Ranger Insurance Company and North River effective as of March 1, 1999.
10.39	Reinsurance Agreement between Ranger Insurance Company and North River effective as of November 15, 1999.
10.40	Assumption and Indemnity Reinsurance Agreement between US Fire and various assuming reinsurers effective as of January 1, 1993.
10.41*	Form of Registration Rights Agreement between Fairfax Inc. and Crum & Forster Holdings Corp.
10.42*	Form of Term Note.
10.43*	Plan, as amended.
10.44*	Form of Exchange Agreement between Fairfax Inc. and Crum & Forster Holdings Corp.
10.45*	Form of Indemnification Agreement between Crum & Forster Holdings Corp. and each of its directors and officers.
21.1	List of the Registrant’s Subsidiaries.
23.1*	Consent of Shearman & Sterling (included in its opinion in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP to use of reports dated March 6, 2001 relating to the financial statements and financial statement schedules of Crum & Forster Holding Inc.
23.3†	Consent of PricewaterhouseCoopers LLP to use of report regarding Schedules 99.1 to 99.6.
24.1†	Powers of Attorney.
99.1†	Schedule I — Summary of Investments — Other Than Investments in Related Parties.
99.2	Schedule II — Condensed Financial Information of Crum & Forster Holding Inc.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

99.3†	Schedule III — Supplementary Insurance Information.
99.4†	Schedule IV — Reinsurance.
99.5†	Schedule V — Valuation and Qualifying Accounts.
99.6†	Schedule VI — Supplemental Information Concerning Property-Casualty Insurance.
99.7	Report of PricewaterhouseCoopers LLP regarding Schedules 99.1 to 99.6 herein dated March 6, 2001.

*	To be filed by amendment.

†	Previously filed.